Form 10KSB40, Exhibit 13
period 2001-12-31
BUCS FINANCIAL CORP
filed 2002-03-28
CIK 1125813

BUCS FINANCIAL CORP

                               2001 ANNUAL REPORT

                               Table of Contents



Letter to Stockholders ....................................................    3

Corporate Profile..........................................................    4

Stock Price Information ...................................................    4

Selected Financial Ratios and Other Data ..................................    5

Management's Discussion and Analysis ......................................    6

Report of Independent Auditors ............................................   12

Consolidated Financial Statements .........................................   13

Notes to Consolidated Financial Statements ................................   19

Corporate Information .....................................................   36

Dear Fellow Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present the first Annual Report to the Stockholders of BUCS Financial Corp (the "Company").

Our acquisition of BUCS Federal Bank ("the Bank") in connection with the Bank's mutual-to-stock conversion was completed in March 2001. Our first year as a public company proved to be very successful. In spite of a weakening economy and numerous rate reductions by the Federal Reserve throughout 2001, the Company had consolidated earnings of approximately $417,000 ($1.12 per share on a pro forma basis) as compared to 2000 net income of approximately $233,000, an increase of 78.9%.

Growth trends were excellent with total assets at December 31, 2001 reaching $84.6 million, as compared to $73.1 million at December 31, 2000. Stockholders' equity was $9.7 million resulting in total book value per share and tangible book value per share of $23.99 and $23.18, respectively. The increases in income, assets and equity for 2001 as compared to 2000 are due in part to the proceeds from the sale of the Company's stock in March 2001 in connection with the Bank's mutual-to-stock conversion.

During the fourth quarter of 2001, the Bank announced that the planned opening of a second full service branch office in Columbia, Maryland. We anticipate the new branch will open for business in the fourth quarter of 2002.

As part of our ongoing efforts to develop and expand the Bank's commercial business, in December 2001, the Bank hired a second commercial account officer. In addition, we continue to focus on improving non-interest income. Toward this end, in 2001 Armor Insurance Group, Inc., our wholly-owned subsidiary ("Armor"), completed the acquisition of two smaller insurance agencies. We anticipate that these acquisitions will improve Armor's sales volume and profitability.

With the strong performance of 2001 as a starting point and the excellent management team and professional staff we have assembled, we are all looking forward to further improvement in growth, earnings and market share. We thank you for your support, and we look forward to enhancing your investment in the Company.

                                           Sincerely,

                                           /s/ Herbert J. Moltzan
                                           -------------------------------------
                                           Herbert J. Moltzan
                                           President and Chief Executive Officer

CORPORATE PROFILE

BUCS Financial Corp (the "Company") was formed as a Maryland corporation in October 2000 at the direction of the Bank in connection with Bank's conversion from mutual to stock form of ownership. The Company acquired all of the capital stock issued by the Bank upon its conversion. On March 14, 2001, the Bank completed its conversion in connection with a $4.05 million initial public offering of the Company's common stock. The Company is a financial institution holding company which, under existing laws, is permitted to engage in financially related activities, beyond those business activities permissible for the Bank. At the present time, the Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank, Armor, and CU Benefits and investing the Company's portion of the net proceeds obtained in the mutual to stock conversion.

The Bank was originally founded in 1970 as Maryland Blue Cross and Blue Shield Employees Federal Credit Union. In the early 1980s, it changed its name to BUCS Federal Credit Union. As a credit union, it initially served the employees of Carefirst Blue Cross and Blue Shield and its subsidiaries. Over time, membership grew to include other employee groups. However, as a credit union, it was legally restricted to serving only customers who shared a "common bond" such as a common employer. On March 1, 1998, the Credit Union converted its charter to federal mutual savings association and became BUCS Federal. Upon completion of the mutual-to-stock conversion in March 2001, the Bank changed its name to BUCS Federal Bank.

The Bank is a federally chartered stock savings bank, providing traditional retail banking services, one-to-four family residential mortgage loans, consumer loan products, including home equity, auto, and personal loans, and commercial loans to small businesses in its market area. The Bank in an approved lender for Small Business Administration guaranteed loans. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and its deposits are federally insured by the Federal Deposit Insurance Corporation (the "FDIC") under the Savings Association Insurance Fund (the "SAIF"). The Bank is a member of, and owns capital stock in the Federal Home Loan Bank (the "FHLB") of Atlanta, which is one of the twelve regional banks in the FHLB system.

Armor Insurance Group, Inc. ("Armor") was formed in late 1999 as a limited liability company and wholly-owned subsidiary of the Bank. Subsequent to the Bank's mutual-to-stock conversion, Armor was restructured as a subsidiary of the Company and in December 2001 converted to a Maryland corporation. In August
2001, Armor acquired in a cash deal two smaller insurance agencies, Comprehensive Insurance Associates, Inc. and the Carolyn Brooks Agency Inc. Armor is a traditional multi-line property and casualty insurance company with offices located in Reisterstown and Ellicott City, Maryland. Armor underwrites automobile, homeowners, life, health, and small business property and casualty insurance to individuals and small business throughout central Maryland.

Stock Price  Information

The Company's common stock has traded on the OTC-Electronic Bulletin Board under the trading symbol "BUCS" since it commenced trading on March 15, 2001. The following table reflects high and low sale closing prices for the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.


          2001                                         High           Low
          ----                                         ----           ---

         First Quarter (beginning March 13, 2001)    $14.00         $10.00
         Second Quarter                              $15.35         $13.69
         Third Quarter                               $17.00         $15.35
         Fourth Quarter                              $16.80         $15.25

The number of shareholders  of record as of February 25, 2002 was  approximately
292. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At February 25, 2002, there were 405,085 shares of the Company's common stock outstanding.

As yet, the Company has not paid dividends to stockholders. If and when it does, the ability to pay dividends will be largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with its mutual-to-stock conversion, or (2) the regulatory requirements imposed by the OTS.

Selected Financial Ratios and Other Data

                                                For the Years Ended
                                                    December 31,
                                                 2001           2000
                                               --------       -------
Performance Ratios
Return on average assets                          0.51%         0.33%
Return on average equity                          4.42%         3.91%
Net interest rate spread                          3.19%         3.41%
Net interest margin on average
  interest-earning assets                         3.55%         3.61%
Average interest-earning assets to
  average interest-bearing liabilities          109.87%       104.68%
Efficiency Ratio  (non-interest expens
  divided by the sum of net interest
  income and noninterest income)                 80.58%        84.66%

Asset Quality Ratios
Non-performing loans to total loans, net          0.42%         0.20%
Non-performing loans to assets                    0.30%         0.13%
Net charge offs to average
  loans outstanding                               0.22%         0.30%
Allowance for loan losses to total loans          1.11%         1.21%

Capital Ratios
Average equity to average assets                 11.58%         8.46%
Equity to assets at period end                   11.49%         8.21%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company may from time to time make written or oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission, in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economy in which the Company conducts operations; the effects of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the board of governors of the federal reserve system, inflation, interest rate, market and monetary fluctuations; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); competition; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company. The Company's results of operations are primarily dependent upon net interest income, which is the difference between the interest income earned on interest-earnings assets, primarily loans, mortgage-backed securities and investments, and the interest expense on interest-bearing liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also significantly influenced by the level of noninterest expenses such as employee salaries and benefits, noninterest income, such as loan related fees and fees on deposit related services, and the provision for loan losses.

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. Because the majority of the Bank's assets and liabilities are sensitive to changes in interest rates, the Bank's most significant form of market risk is interest rate risk/changes in interest rates. The Bank may be vulnerable to an increase or decrease in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly or more slowly than interest-earning assets.

The Board of Directors has established an asset liability management committee which consists of the Bank's president and chief executive officer, its senior officers, including two senior vice presidents, and a member of the Board of Directors, who also serves as treasurer. The committee meets periodically to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management topics.

To reduce the effect of interest rate changes on net interest income the Bank has adopted various strategies to enable it to improve matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

     o originate loans with adjustable rate features or fixed rate loans with short maturities;

     o lengthen the maturities of its liabilities when it would be cost effective through the pricing and promotion of certificates of deposits and utilization of FHLB advances;

     o attract low cost checking and transaction accounts which tend to be less interest rate sensitive when interest rates rise;

     o when market conditions permit, to originate and hold in its portfolio adjustable rate loans which have quarterly or annual interest rate adjustments; and

     o maintain an investment portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

The Bank has also made a significant effort to maintain its level of lower costs deposits as a method of enhancing profitability. At December 31, 2001, the Bank had approximately 47% of its deposits in relatively low cost savings and non-interest bearing checking accounts. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates. This stability enables the Bank to offset the impact of rising rates in other deposit accounts.

Changes in Financial Condition

The Company's total assets of $84.6 million at December 31, 2001, reflects an increase of $11.5 million or 15.7% as compared to $73.1 million at December 31, 2000. The increase in total assets was due in part to the receipt of the proceeds from the Company's sale of 405,085 shares of common stock at $10.00 per share in connection with the Bank's mutual-to-stock conversion completed during the first quarter of 2001. The increase in assets was comprised of increases in securities available for sale of $4.7 million and loans receivable, net, of $10.3 million, partially offset by decreases in cash and cash equivalents of $3.0 million and securities held to maturity of $235,000. The increase in loans receivable was mainly the result of strong demand for mortgage loans, especially refinances, and home equity loans.

The increase in the Company's liabilities was due primarily to a $10.0 million increase in deposits. The increase in deposits was partially offset by a $2.5 million decrease in FHLB advances. The strong deposit growth is attributed to continued good demand at the Columbia Maryland branch which opened in the Winter of 1999, increased advertising by the Bank and the movement of funds from stocks and mutual funds as the value of these declined.

Stockholders' equity totaled $9.7 million at December 31, 2001, as compared to $6.0 million at December 31 2000. The $3.7 million increase or 62.0% was primarily due to the completion during year ended December 31, 2001 of the Bank's mutual-to-stock conversion and proceeds from the sale of 405,085 shares of the Company's stock. In addition, earnings for the year ended December 31, 2001 of approximately $417,000 and a net increase in the unrealized gains on securities available for sale of approximately $52,000 contributed to the increase in stockholders' equity.

Average Balance Sheet

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. The average yields and costs are derived by dividing income and expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material difference in the information presented.


                                                                 Year Ended December 31
                                   --------------------------------------------------------------------------------
                                                     2001                                     2000
                                   --------------------------------------    --------------------------------------
                                     Average                                   Average
                                   Outstanding    Interest                   Outstanding     Interest
                                     Balance     Earned/Paid   Yield/Rate       Balance    Earned/Paid   Yield/Rate
                                   -----------   -----------   ----------    -----------   -----------   ----------

Interest-earning assets:
Loans receivable (1)                 $53,114      $ 4,274         8.05%         $45,866     $ 3,954          8.62%
Investment securities (2)             24,143        1,281         5.31%          20,280       1,268          6.25%
                                     -------      -------                       -------     -------
     Total interest-earning assets    77,257        5,555         7.19%          66,146       5,222          7.89%
                                                  -------                                   -------
Noninterest-earning assets:            4,205                                      4,198
                                     -------                                    -------
     Total assets                    $81,462                                    $70,344
                                     =======                                    =======
Interest-bearing liabilities:
 Savings accounts                    $21,458          559         2.61%          20,493     $   643          3.14%
 Money market accounts                10,701          395         3.69%           8,277         450          5.44%
 Certificates of Deposit              18,671        1,160         6.21%          12,649         762          6.02%
 Checking                              7,499           --         0.00%           6,315          --          0.00%
                                     -------      -------                       -------     -------
  Total deposits                      58,329        2,114         3.62%          47,734       1,855          3.89%
 Borrowed Funds                       11,989          699         5.83%          15,452         981          6.35%
                                     -------      -------                       -------     -------
     Total interest-bearing
       liabilities                    70,318        2,813         4.00%          63,186       2,836          4.49%
                                                  -------                                   -------
Noninterest-bearing liabilities        1,714                                      1,195
                                     -------                                    -------
     Total liabilities                72,032                                     64,381
Equity                                 9,430                                      5,963
                                     -------                                    -------
     Total liabilities and equity    $81,462                                    $70,344
                                     =======                                    =======
Net Interest income                               $ 2,742                                   $ 2,386
                                                  =======                                   =======
Interest rate spread (3)                                          3.19%                                      3.41%
                                                                ======                                     ======
Net yield on
  interest- earning assets (4)                                    3.55%                                      3.61%
                                                                ======                                     ======
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities                                                   109.87%                                    104.68%
                                                                ======                                     ======


(1) Non-accruing loans have been included in loans receivable, and the effect of such inclusion was not material.
(2) Includes government securities, mortgage-backed securities, overnight deposits and FHLB stock.
(3) Interest rate spread represents the difference between the average yield on interest-earnings assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The relationship between the volume and rates of the bank's interest-earning assets and interest-bearing liabilities influence the Bank's net interest income. The following table reflects the sensitivity of the Bank's interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate; (2) changes in rate (changes in rate multiplied by old volume); (3) changes in rate/volume (changes in rate multiplied by changes in volume); (4) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

                                          Year Ended December 31
                                               2001 vs. 2000
                                       --------------------------------
                                            Increase (Decrease)
                                                Due to
                                       --------------------------------
                                                          Rate/
                                       Volume    Rate    Volume   Net
                                       ------    ----    ------  ------

Interest income:
 Loans receivable                      $ 625    $(263)   $ (42)   $ 320
 Investment securities and other         242     (192)     (37)      13
                                       -----    -----    -----    -----
  Total interest-earning assets        $ 867    $(455)   $ (79)   $ 333
                                       =====    =====    =====    =====
Interest expense:
 Savings accounts                      $  30    $(109)   $  (5)   $ (84)
 Money market accounts                   132     (144)     (43)     (55)
 Certificates of deposit                 363       24       11      398
 Checking accounts                        --       --       --       --
 Borrowed funds                         (220)     (80)      18     (282)
                                       -----    -----    -----    -----
  Total interest-bearing liabilities   $ 305    $(309)   $ (19)   $ (23)
                                       =====    =====    =====    =====
Change in net interest income          $ 562    $(146)   $ (60)   $ 356
                                       =====    =====    =====    =====

Results of Operations

Net Income. The Company recorded net income of $417,000 for the year ended December 31, 2001, as compared to $233,000 for the same period in 2000, representing a $184,000 or 79.0% increase. The increase was primarily attributable to a $356,000 increase in net interest income and a $414,000 increase in noninterest income, partially offset by a $475,000 increase in noninterest expense.

Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest the Bank receives on interest-earning assets, mainly loans, investments and mortgage-backed securities and interest paid on interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

The Bank's net interest income increased $356,000 or 14.9% to $2,742,000 for the year ended December 31, 2001, as compared to $2,386,000 for the same period in 2000. The average balance of interest-earning assets increased $11.1 million or 16.8%, while the average yield thereon decreased 70 basis points. The average balance of interest-bearing liabilities increased $7.1 million or 11.3% and the average rate paid thereon decreased 49 basis points. The increase in interest-earning assets is attributed to the investment of the proceeds of the sale of 405,085 shares of common stock in March 2001 and the invest-ment of the increase in deposit volume at both of the Bank's office locations. The average yield on interest-earning assets decreased primarily due to several interest rate reductions by the Federal Reserve throughout 2001 as the general economy slowed. The average cost of interest-bearing liabilities decreased by less than the average yield of interest-bearing assets because more of the increase in deposits came in higher costing money market and certificate of deposit accounts, especially in the first two months of 2001 and again in late summer of 2001 as general market rates continued to decline. The total of money market and certificate of deposit accounts equaled 52.8% and 48.5% of total deposits as of December 31, 2001 and 2000, respectively.

The net interest rate spread, which is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, decreased to 3.19% for the year ended December 31, 2001 from 3.41% for the same period in 2000. The decrease in the net interest rate spread is primarily due to the fact that as general market interest rates have fallen interest-earning assets have been re-pricing faster than interest-bearing liabilities.

Provision for Loan Losses. During the years ended December 31, 2001 and 2000, the Company established provisions for loan losses of $180,000. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is sufficient based on the risk characteristics of the loan portfolio.

Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

Noninterest Income. Total noninterest income, primarily fees and service charges, increased $414,000 or 35.5% for the year ended December 31, 2001, as compared to the same period in 2000. The increase reflects an emphasis on charging appropriate fees for services, such as ATM fees, insufficient funds fees, and interchange income generated by customers' use of check cards. In addition, other noninterest income comprised mainly of commissions on insurance sales by the Company's wholly-owned subsidiary, Armor, which commenced operations in 2000, increased to $182,000 for the year ended December 31, 2001 from $31,000 for the same period in 2000.

Noninterest Expense. Total noninterest expense increased by $475,000 or 15.8% for the year ended December 31, 2001, as compared to the same period in 2000. This increase was attributable to increases of $265,000 or 20.5% in compensation and benefits resulting from addition of employees at both the Bank and Armor, increased cost for employee insurance programs, and normal cost of living increases, $117,000 or 116.2% in professional fees resulting from the hiring of an outside consulting firm to provide sales and service training to employees and the professional assistance associated with the conversion of the Bank from mutual to stock form, $27,000 or 5.2% in office occupancy costs resulting mainly from the inclusion of the Columbia branch, which opened in December 1999, for the entire year of 2001,and $101,000 or 16.0% in office operations costs resulting mainly from operating costs associated with the Company's wholly-owned subsidiary, Armor. These increases were partially offset by declines in other noninterest expenses, mainly marketing costs, of $36,000 or 8.1%. Marketing costs were high in the year ended December 31, 2000 due to promotions in connection with the Bank's new Columbia branch, which held its grand opening in April 2000. These costs were not repeated in the same period in 2001.

Income Tax Expense. The provision for income taxes totaled $243,000 for the year ended December 31, 2001, as compared to $132,000 for the same period in 2000. The $111,000 or 84.6% increase is the result of increased net taxable income.

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities, advances from the FHLB of Atlanta, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by general levels of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and meet operating expenses.

Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income e.g. non-cash items, amortization and depreciation, provision for loan losses) for the year ended December 31, 2001 totaled $1.02 million an increase of $683,000 as compared to 2000.

Net cash  used by the  Bank's  investing  activities  (i.e.  cash  disbursement, primarily for the purchase of the Bank's investment securities and mortgage-backed securities and funding the Bank's loan portfolio) for the year ended December 31, 2001 totaled $14.7 million and increase of $10.4 million as compared to 2000. The increase in cash used was primarily attributable to funding net loan growth of $10.0 million in 2001 as compared to $5.3 million in 2000 as well as an increase in securities available for sale of $4.7 million in 2001 as compared to a decline of $723,000 in 2000. The increase in net cash uses was partially offset by pay downs on investments held to maturity of $235,000 in 2001 as compared to $12,000 in 2000.

Net cash provided by the Bank's financing activities (i.e. cash receipts primarily from net proceeds of stock sales and from net increases in deposits and FHLB borrowing) for the year ended December 31, 2001 totaled $10.7 million, an increase of $6.2 million as compared to 2000. The increase is primarily attributable to increased deposits of $10 million and the net proceed of the initial public stock offering in March 2001 of $3.5 million partially offset by the repayment of FHLB advances of $2,500,000.

Approximately $11.5 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has additional borrowing capacity of $5.0 million through the FHLB of Atlanta.

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors and Stockholders
BUCS Financial Corp
Owings Mills, Maryland

We have audited the accompanying consolidated balance sheet of BUCS Financial Corp and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the management of BUCS Financial Corp. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of BUCS Federal Bank and subsidiaries as of December 31, 2000 and for the year then ended, were audited by other auditors whose report dated January 24, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the accompanying consolidated balance sheet as of December 31, 2001 and the related consolidated statement of operations, changes in stockholders' equity and cash flows for the year then ended present fairly, in all material respects, the financial position of BUCS Financial Corp as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


                                                /s/ Stegman & Company


Baltimore, Maryland
January 19, 2002

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000
                                     ASSETS


                                                                         2001            2000
                                                                     ------------   ------------

Cash and cash equivalents                                            $  2,359,036   $  5,354,010
Investment securities:
 Available-for-sale - at fair value                                    19,103,091     14,350,772
 Held-to-maturity - at amortized cost - fair value
   of $730,160 (2001) and $946,550 (2000)                                 722,765        958,194
Loans receivable, net of allowance for loan losses
  of $662,885 (2001) and $599,739 (2000)                               59,360,908     49,365,030
Accrued interest receivable                                               332,433        418,267
Property and equipment, net                                               977,991      1,040,923
Investment in Federal Home Loan Bank
  of Atlanta stock - at cost                                              930,800        930,800
Goodwill and other intangible assets                                      327,240             --
Prepaid expenses and other assets                                         445,472        679,183
                                                                     ------------   ------------
          TOTAL ASSETS                                               $ 84,559,736   $ 73,097,179
                                                                     ============   ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
 Deposits                                                            $ 61,417,093   $ 51,441,086
 Accounts payable and other liabilities                                   632,116        657,786
 Borrowed funds - Federal Home Loan Bank of Atlanta                    12,500,000     15,000,000
 Notes payable                                                            293,000             --
                                                                     ------------   ------------
          Total liabilities                                            74,842,209     67,098,872
                                                                     ------------   ------------
STOCKHOLDERS' EQUITY:
 Preferred stock, par value $0.10 per share,
   2,000,000 shares authorized, 0 shares issued and outstanding                --             --
Common stock, par value $0.10 per share, 5,000,000 shares
  authorized, 405,085 shares issued and outstanding at
  December 31, 2001                                                        40,508             --
 Additional paid-in capital                                             3,508,708             --
 Retained earnings                                                      6,443,132      6,026,609
 Unallocated common stock held by employee stock
   ownership plan ("ESOP")                                               (298,172)            --
Accumulated other comprehensive income (loss)                              23,351        (28,302)
                                                                     ------------   ------------
          Total stockholders' equity                                    9,717,527      5,998,307
                                                                     ------------   ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 84,559,736   $ 73,097,179
                                                                     ============   ============



The notes to the consolidated financial statements are an integral part of these statements

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                2001           2000
                                             ----------     ----------
INTEREST INCOME:
 Loans receivable                            $4,273,998     $3,954,036
 Investment securities                        1,281,287      1,267,951
                                             ----------     ----------
     Total interest income                    5,555,285      5,221,987
                                             ----------     ----------

INTEREST EXPENSE:
 Deposits                                     2,113,862      1,854,932
 Borrowed funds                                 699,184        981,184
                                             ----------     ----------
     Total interest expense                   2,813,046      2,836,116
                                             ----------     ----------
NET INTEREST INCOME                           2,742,239      2,385,871

PROVISION FOR LOAN LOSSES                       180,000        180,000
                                             ----------     ----------
                                              2,562,239      2,205,871
                                             ----------     ----------

NONINTEREST INCOME:
 Fees and service charges                     1,225,310        993,749
 Gain on sale of investment securities            4,375             --
 Gain on sale of loans                           35,138             --
 Fee to process and maintain cash facility      120,000        120,000
 Other                                          194,490         51,794
     Total noninterest income                 1,579,313      1,165,543
                                             ----------     ----------
                                              4,141,552      3,371,414
                                             ----------     ----------

NONINTEREST EXPENSE:
 Compensation and benefits                    1,561,818      1,296,489
 Occupancy expense                              554,531        527,354
 Office expense                                 734,998        633,617
 Professional fees                              218,332        100,991
 Other operating expense                        411,972        448,321
                                             ----------     ----------
     Total noninterest expense                3,481,651      3,006,772
                                             ----------     ----------

INCOME BEFORE INCOME TAXES                      659,901        364,642

INCOME TAX EXPENSE                              243,378        131,810
                                             ----------     ----------

NET INCOME                                   $  416,523     $  232,832
                                             ==========     ==========

                      BUCS Financial Corp and Subsidiaries

                 For the Years Ended December 31, 2001 and 2000



                                              For the Period
                                              March 14, 2001      For the Year Ended
                                                  Through         December 31, 2001
                                             December 31, 2001       Pro Forma *
                                             -----------------    ------------------

NET INCOME                                        $352,933             $416,523
                                                  ========             ========

EARNINGS PER SHARE -BASIC AND DILUTED             $   0.95             $   1.12
                                                  ========             ========

SHARES USED IN COMPUTING
BASIC AND DILUTED EARNINGS PER SHARES              372,672              372,672
                                                  ========             ========



* Pro forma information gives effect to the transaction referred to in Note. 1.


The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000




                                                                                              Accumulated
                                                                                Unallocated     Other
                                                                                   Common       Compre-      Total
                                                    Additional                     Stock        hensive      Stock-
                                          Common     Paid-in       Retained       Held by       (Loss)      holders'
                                          Stock      Capital       Earnings        ESOP         Income       Equity
                                         -------    ---------     ----------    -----------   -----------  -----------

Balance at January 1, 2000               $    --    $       --    $5,793,777    $      --     $(313,100)   $5,480,677
 Net income                                   --            --       232,832           --            --       232,832
 Other comprehensive income,
   net of tax -  unrealized gains on
   available-for-sale securities              --            --            --           --       284,798       284,798
                                                                                                           ----------
 Total comprehensive income                   --            --            --           --            --       517,630
                                         -------    ----------    ----------    ---------      --------   -----------

Balance at December 31, 2000                  --            --     6,026,609           --       (28,302)    5,998,307
 Net income                                   --            --       416,523           --            --       416,523
 Other comprehensive income,
   net of tax - unrealized gains on
   available-for-sale securities              --            --           --            --        51,653        51,653
                                                                                                           ----------
 Total comprehensive income                   --            --           --            --            --       468,176
 Proceeds from sale of BUCS
   Financial Corp common stock            40,508     3,493,636           --      (324,100)           --     3,210,044
 Fair value of ESOP shares allocated          --        15,072           --        25,928            --        41,000
                                         -------    ----------    ----------    ---------      --------    ----------

Balance at December 31, 2001             $40,508    $3,508,708   $6,443,132     $(298,172)     $ 23,351    $9,717,527
                                         =======    ==========   ==========     =========      ========    ==========



The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000




                                                                                     2001             2000
                                                                                 ------------     ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash inflows:
  Interest income                                                                 $ 5,641,119    $  5,156,384
  Fees and service charges                                                          1,260,448         993,749
  Other income                                                                        198,865          51,794
                                                                                 ------------     -----------
                                                                                    7,100,432       6,201,927
                                                                                 ------------     -----------
 Cash outflows:
  General and administrative expenses                                               3,140,986       2,686,543
  Interest on deposits                                                              2,113,862       1,854,932
  Interest on borrowed funds                                                          751,434       1,043,834
  Income taxes                                                                         74,720         279,154
                                                                                 ------------     -----------
                                                                                    6,081,002       5,864,463
                                                                                 ------------     -----------
     Net cash provided by operating activities                                      1,019,430         337,464
                                                                                 ------------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Cash inflows:
  Loan principal repayments and loan participations sold                           28,838,019      17,891,618
  Proceeds from maturities and redemption of securities
    available-for-sale                                                              9,965,516       2,705,090
  Proceeds from repayments on securities held-to-maturity                             234,429          12,406
  Proceeds from sale of loans                                                         398,888               -
                                                                                 ------------     -----------
                                                                                   39,436,852      20,609,114
                                                                                 ------------     -----------
 Cash outflows:
  Purchase of securities available-for-sale                                        14,660,807       1,698,421
  Loan disbursements                                                               39,329,174      23,194,000
  Purchase of property and equipment                                                  157,326          63,792
  Acquisition of insurance subsidiaries                                                31,000               -
                                                                                 ------------     -----------
                                                                                   54,178,307      24,956,213
                                                                                 ------------     -----------
     Net cash used in investing activities                                        (14,741,455)     (4,347,099)
                                                                                 ------------     -----------

CASH FLOWS
FROM FINANCING ACTIVITIES:
 Cash inflows (outflows):
  Proceeds from sale of common stock                                                3,210,044               -
  Allocated fair value of ESOP shares                                                  41,000               -
  Net decreases in borrowed funds from the
    Federal Home Loan Bank                                                         (2,500,000)     (3,615,000)
  Net increase in deposits                                                          9,976,007       8,108,452
                                                                                 ------------    ------------
     Net cash provided by financing activities                                     10,727,051       4,493,452
                                                                                 ------------    ------------

NET (DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS                                                             (2,994,974)        483,817

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                                                              5,354,010       4,870,193
                                                                                 ------------     -----------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                                                 $  2,359,036     $ 5,354,010
                                                                                 ============     ===========



                      BUCS Financial Corp and Subsidiaries

                 For the Years Ended December 31, 2001 and 2000




                                                                               2001         2000
                                                                            ----------    ---------

Reconciliation of net income to net cash provided
  by operating activities:
   Net income                                                                $ 416,523    $ 232,832
   Gain on sale of investment securities                                        (4,375)          --
   Adjustments for items not providing or not
     requiring cash or cash equivalents:
     Provision for loan losses                                                 180,000      180,000
     Deferred income taxes                                                       8,745       37,730
     Depreciation and amortization                                             220,258      166,562
   Effects of changes in operating assets and liabilities:
     Accrued interest receivable                                                85,834      (65,603)
     Prepaid expenses and other assets                                         150,100     (107,265)
     Accounts payable and other liabilities                                    (37,655)    (106,792)
                                                                            ----------    ---------
          Net cash provided by operating activities                         $1,019,430    $ 337,464
                                                                            ==========    =========



The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Nature of Operations
         --------------------

BUCS Financial Corp (the "Company") is a one-bank holding company that provides its customers with banking and non-banking financial services through its wholly-owned subsidiary BUCS Federal Bank (the "Bank"). Effective March 14, 2001, the Bank converted from a federal mutual thrift to a Federal stock savings bank exercising the powers of a savings bank. The Bank offers various loans, deposit and other financial service products to its customers. The Bank's customers include individuals and commercial enterprises throughout central Maryland; emphasizing the areas surrounding its main office and branch locations in Owings Mills and Columbia, Maryland, respectively.

         Formation of Holding Company
         ----------------------------

The Company, a one-bank holding company, commenced operations on October 2, 2000 pursuant to a Plan of Reorganization proposed by management. Under the Plan, the Company sold shares of common stock in accordance with the conversion of the Bank. As part of the conversion, the Bank became a wholly-owned subsidiary of the Company. The Company used approximately 50% of the net proceeds raised from the sale of stock to purchase 100% of the Bank stock. The Bank continues its banking business as a wholly owned subsidiary of the holding company. In addition to the Bank, the Company has two subsidiaries which sell financial products, C.U. Benefits and ARMOR Insurance Group, LLC ("ARMOR"). Comparative financial statements for the year ended December 31, 2000 include the accounts of the Bank and its subsidiaries.

Comparative data in the accompanying consolidated financial statements for 2000 are those of the Bank, C.U. Benefits, Inc. and ARMOR.

         Principles of Consolidation
         ---------------------------

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classifications made in 2001.

         Use of Estimates in Preparing Financial Statements
         --------------------------------------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans.

A majority of the Bank's loan portfolio consist of real estate secured loans in the central Maryland area. The ultimate collectibility of the loan portfolio is susceptible to changes in local market conditions.

         Cash and Cash Equivalents
         -------------------------

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents.

         Investment Securities
         ---------------------

The Company's investments in securities are classified in two categories and accounted for as follows:

Investment securities available-for-sale are stated at estimated fair value based on quoted market prices. They represent those securities which management may sell as part of its asset/liability strategy or which may be sold in response to changing interest rates, changes in prepayment risk or other similar factors. The cost of securities sold is determined by the specific identification method. Net unrealized holding gains and losses on these securities are reported as accumulated other comprehensive income, a separate component of stockholders' equity, net of related income taxes.

Investment securities held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. The Company intends and has the ability to hold such securities until maturity. When securities are transferred into the held-to-maturity category from available-for-sale, they are accounted for at estimated fair value with any unrealized holding gain or loss at the date of the transfer reported as accumulated other comprehensive income, net of income taxes, and amortized over the remaining life of the security as an adjustment of yield.

         Loans Receivable
         ----------------

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses.

Interest income is accrued at the contractual rate applied to the principal amount outstanding. A loan is placed on nonaccrual when it is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Certain direct origination costs are deferred and amortized as a yield adjustment over the lives of the related loans. The Bank generally does not charge loan origination fees to customers.

The Company identifies impaired loans and measures impairment (i) at the present value of expected cash flows discounted at the loan's effective interest rate;
(ii) at the observable market price, or (iii) at the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and corresponding charge to provision for loan losses. The Company does not apply these provisions to larger groups of smaller-balance homogeneous loans such as consumer installment, residential first and second mortgage loans and credit card loans. These loans are collectively evaluated for impairment.

A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest past-due. The Company generally considers a period of delay in payment to include delinquency up to 90 days.

The Company identifies loans subject to impairment by individually reviewing every loan 60 days or more delinquent, selected non-delinquent loans and other loans if there is an indication of a problem.


While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is possible that the estimated losses on loans may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

         Allowance for Loan Losses
         -------------------------

The allowance for loan losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies or SFAS No. 114, Accounting by Creditors for Impairment of a Loan. The adequacy of the allowance for loan losses is determined through review and evaluation of the loan portfolio and involves the balancing of a number of factors to establish a prudent level. Management's assessment includes the systematic evaluation of several factors: current economic conditions and their impact on specific borrowers; the level of classified and non-performing loans; the historical loss experience by loan type; the results of regulatory examinations; and, in specific cases, the estimated value of underlying collateral.

The unallocated portion of the allowance is determined based on management's assessment of general economic conditions, as well as specific economic factors in the individual market in which the Company operates. This determination inherently involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in the Company's historical loss factors used to determine the allocated component of the allowance and it recognizes knowledge of the portfolio may be incomplete. The allowance is increased by the loan loss provision charged to operating expenses and reduced by loan charge-offs, net of recoveries.

         Property and Equipment
         ----------------------

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are accumulated using straight-line method over the estimated useful lives of the assets. Additions and betterments are capitalized and charges for repairs and maintenance are expensed when incurred. The cost and accumulated depreciation or amortization are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income. Leasehold improvements are amortized over a period of 12 to 25 years. Furniture, fixtures and equipment are depreciated over periods of 3 to 12 years. For tax purposes, depreciation is computed using accelerated methods.

         Investment in Federal Home Loan Bank Stock
         ------------------------------------------

As a member of the Federal Home Loan Bank of Atlanta ("FHLB"), the Bank is required to hold a certain amount of FHLB stock. This stock is considered to be a non-marketable equity security under SFAS No. 115 and, accordingly, is reported at cost.

         Goodwill and Other Intangible Assets
         ------------------------------------

Goodwill and other intangible assets (consisting of contracts and related customer relationships) were created with the acquisition of certain insurance companies by ARMOR in December 2001.

Goodwill represents the excess of the cost of assets acquired in purchase business combinations over the fair value of the net assets and other identifiable intangible assets at the dates of acquisition.

Amortization is calculated using the straight-line method over the following periods:

     Contracts and related customer relationships       10 years
     Goodwill                                           No amortization

There was no amortization expense on intangible assets for the years ended December 31, 2001 and 2000.

Goodwill and intangible assets are evaluated regularly for other-than-temporary impairment. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the asset.

         Income Taxes
         ------------

Income tax expense is based on the results of operations, adjusted for permanent differences between items of income or expense reported in the financial statements and those reported for tax purposes. Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are provided on income and expense items when they are reported for financial statement purposes in periods different from the periods in which these items are recognized in the income tax returns. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based upon consideration of available evidence, including tax planning strategies and other factors.

         Comprehensive Income
         --------------------

Comprehensive income includes all changes in stockholders' equity during a period, except those relating to investments by and distributions to stockholders. The Company's comprehensive income consists of net earnings and unrealized gains and losses on securities available-for-sale. Accumulated other comprehensive income is displayed as a separate component of stockholders' equity.

         Earnings Per Share
         ------------------

Under accounting principles generally accepted in the United States, earnings per share is presented only for periods since the effective date of the transaction (March 14, 2001). In addition, on a pro forma basis, earnings per share is presented as if the transaction had occurred as of January 1, 2001. Basic earnings per share for the period from March 14, 2001 through December 31, 2001 is based on the weighted average number of shares outstanding during such period. The unaudited basic pro forma earnings per share for the year ended December 31, 2001 is based on the weighted average number of shares that would have been outstanding during the year had the transaction occurred as of January 1, 2001. Diluted earnings per share is computed based on the weighted average number of shares outstanding, increased by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of stock options (treasury stock method). During the years ended December 31, 2001 and 2000, no stock options were outstanding.

         Advertising Costs
         -----------------

It is the policy of the Company to direct expense all advertising and marketing costs. Advertising costs for the years ended December 31, 2001 and 2000 approximated $163,900 and $190,600, respectively.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity. SFAS No. 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 was effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133, as amended, had no impact on the Company's consolidated financial statements as the Company does not utilize derivatives.

In June 2001,  the FASB issued two new  pronouncements:  SFAS No. 141,  Business
Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of the acquisition is July 2001 or later). There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The adoption of these standards will not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of intangible long-lived assets and the associated asset retirement costs and is effective for the fiscal years beginning after June 15, 2002. Management does not expect the impact of SFAS No. 143 to be material to the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of business (as previously defined in that Opinion). This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management does not expect the impact of SFAS No. 144 to be material to the Company's consolidated financial statements.

3. BUSINESS COMBINATIONS

During the year ended December 31, 2001, one of the Company's subsidiaries acquired two insurance companies. Both transactions were accounted for using the purchase method of accounting. Total acquisition cost of the two companies was $327,240, including brokers' commissions of $3,240. The purchase price was allocated as follows:

         Contracts and related customer relationships         $223,240
         Goodwill                                              104,000
                                                              --------
                                                              $327,240
                                                              ========

The amount due to the acquired entities is payable over a three-year period. During 2001 a $31,000 payment has been made related to one of the agreements. A schedule of future amounts payable under the note payable agreements is as follows:


                  2002                       $108,000
                  2003                        108,000
                  2004                         77,000
                                             --------
                                             $293,000
                                             ========

The notes do not include an interest factor.

4. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are summarized as follows:


                                                            Gross         Gross      Estimated
                                              Amortized   Unrealized    Unrealized      Fair
                                                Cost         Gain         Losses        Value
                                            ------------  ----------    ----------   -----------

December 31, 2001:
Investment securities available-for-sale:
 Obligations of U.S. Government agencies    $ 1,000,000   $       -       $ 10,000    $   990,000
 Mortgage-backed securities                  18,066,025     144,677         97,611     18,113,091
                                            -----------    --------       --------    -----------
                                             19,066,025     144,677        107,611     19,103,091
Investment securities held-to-maturity -
 Mortgage-backed securities                     722,765       7,395             --        730,160
                                            -----------    --------       --------    -----------
                                            $19,788,790    $152,072       $107,611    $19,833,251
                                            ===========    ========       ========    ===========




                                                            Gross         Gross     Estimated
                                              Amortized   Unrealized    Unrealized     Fair
                                                Cost         Gain         Losses       Value
                                            ------------  ----------    ----------  ----------

December 31, 2000:
 Investment securities available-for-sale:
  Treasury and agency securities             $ 6,500,000      $      -    $ 25,389    $ 6,474,611
  Mortgage-backed securities                   7,879,074        17,138      20,051      7,876,161
                                             -----------      --------    --------    -----------
                                              14,379,074        17,138      45,440     14,350,772
Investment securities held-to-maturity -
  Mortgage-backed securities                     958,194             -      11,644        946,550
                                             -----------      --------    --------    -----------
                                             $15,337,268      $ 17,138    $ 57,084    $15,297,322
                                             ===========      ========    ========    ===========


The amortized cost and estimated fair values of investment securities by contractual maturity date at December 31, 2001 are as follows:

                                             Estimated
                                             Amortized           Fair
                                               Cost             Value
                                           -----------       -----------

Investment securities available-for-sale:
  Within one year                         $          -       $         -
  1 - 5 years                                7,674,510         7,781,852
  6 - 10 years                               4,362,652         4,350,447
  After 10 years                             7,028,863         6,970,792
                                           -----------       -----------
                                            19,066,025        19,103,091
                                           -----------       -----------

Investment securities held-to-maturity:
  Within one year                                    -                 -
  1 - 5 years                                  346,628           351,307
  6 - 10 years                                 376,137           378,853
                                           -----------       -----------
                                               722,765           730,160
                                           -----------       -----------
          Totals                           $19,788,790       $19,833,251
                                           ===========       ===========

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Investments in mortgage-backed securities with an amortized cost of $4,334,973 and an estimated fair value of $4,300,476 have been pledged as collateral for credit extended by the Federal Home Loan Bank of Atlanta ("FHLB") at December 31, 2001.

The gross realized gains and losses on debt securities for the years ended December 31, 2001 and 2000 are as follows:


                                           2001                2000
                                    -----------------   -----------------
                                      Gross    Gross      Gross    Gross
                                    Realized Realized   Realized Realized
                                      Gains    Losses     Gains    Losses
                                    -------- --------   -------  --------

Securities available-for-sale        $4,375   $   -      $  -      $  -
                                     ======   =====      ====      ====


Proceeds from sales of securities available-for-sale amounted to $995,625 and $-0- for the years ended December 31, 2001 and 2000, respectively.

Net unrealized holding gain (loss) on available-for-sale securities that has been included in accumulated other comprehensive income amounted to $51,653 and $284,798 for the years ended December 31, 2001 and 2000, respectively. The amount of gains (losses) reclassified out of accumulated other comprehensive income amounted to $4,375 and $-0- for the years ended December 31, 2001 and 2000, respectively.

4. LOANS RECEIVABLE

Loans receivable consist of the following at December 31:

                                                     2001          2000
                                                  -----------   -----------
Categories:
  Mortgage loans:
    Residential:
      Permanent 1 - 4 single family               $17,242,756   $13,608,672
  Consumer loans:
    Home equity loans                              18,652,923    13,132,655
    Secured loans                                  17,562,957    18,220,839
    Other                                           4,577,288     3,744,878
  Commercial                                        1,596,323       949,790
                                                  -----------   -----------
          Total loans                              59,632,247    49,656,834
  Net deferred loan costs                             391,546       307,935
                                                  -----------   -----------
                                                   60,023,793    49,964,769
  Less allowance for loan losses                      662,885       599,739
                                                  -----------   -----------
          Loans receivable, net                   $59,360,908   $49,365,030
                                                  ===========   ===========


Loans aggregating $16,808,318 and $13,314,522 have been pledged to the FHLB as collateral for credit extended by the FHLB for short-term borrowings at December 31, 2001 and 2000, respectively.

Nonperforming loans amounted to approximately $250,000 and $98,000 as of December 31, 2001 and 2000, respectively. The amount of interest income that would have been recorded on loans in nonaccrual status at period-end, had such loans performed in accordance with their terms, was immaterial.

The allowance for loan losses activity at December 31, is as follows:


                                         2001            2000
                                     -----------     -----------

Balance at beginning of year          $ 599,739        $ 559,775
Provision for loan losses               180,000          180,000
Recoveries                               48,850           80,808
Loan loss write-offs                   (165,704)        (220,844)
                                      ---------        ---------
Balance at end of year                $ 662,885        $ 599,739
                                      =========        =========


Impairment of loans having recorded investments of approximately $359,000 and $233,000 at December 31, 2001 and 2000, respectively, has been recognized in conformity with SFAS No. 114 as amended by SFAS Statement No. 118. The average recorded investments in impaired loans during 2001 and 2000 approximate $296,000 and $177,500, respectively. Interest income on impaired loans of approximately $17,800 and $10,300 was recognized for cash payments received in the years ended December 31, 2001 and 2000, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

In the normal course of banking business, loans are made to officers and directors and their affiliated interests. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with outsiders and are not considered to involve more than the normal risk of collectibility. As of December 31, activity in such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers were as follows:


                                        2001            2000
                                      ---------      ---------

Balance at beginning of year          $ 254,000      $ 267,000
Additional borrowings                   128,000         92,000
Repayments                             (146,000)      (105,000)
                                      ---------      ---------
Balance at end of year                $ 236,000      $ 254,000
                                      =========      =========

5. PROPERTY AND EQUIPMENT

Property and equipment at December 31 are summarized by major classifications as follows:


                                           2001            2000
                                       -----------      -----------

Leasehold improvements                 $   627,109      $   606,314
Furniture, fixtures and equipment        1,038,255          901,723
                                       -----------      -----------
                                         1,665,364        1,508,037
Less allowance for depreciation            687,373          467,114
                                       -----------      -----------
                                       $   977,991      $ 1,040,923
                                       ===========      ===========

Depreciation expense totaled $213,759 and $196,288 for the years ended December 31, 2001 and 2000, respectively.

6. DEPOSITS

Deposits at December 31, 2001 and 2000 are as follows:

                                                2001             2000
                                            -----------      -----------

Checking                                    $ 6,968,415      $ 6,834,409
Regular savings                              19,332,984       16,903,748
Money markets                                10,809,203        9,340,232
IRA's floating rate                           2,653,334        2,734,527
Certificate of deposits (including IRA CDs)  21,653,157       15,628,170
                                            -----------      -----------
                                            $61,417,093      $51,441,086
                                            ===========      ===========


Scheduled maturities of certificate of deposits are as follows:


                               December 31,
                                   2001
                               -----------
                   2002        $11,452,921
                   2003          5,067,924
                   2004          2,064,887
                   2005          1,735,463
                   2006          1,331,962
                               -----------
                               $21,653,157
                               ===========

Officers' and directors' savings accounts amounted to approximately $877,000 and $728,000 at December 31, 2001 and 2000, respectively.

Deposits over $100,000 approximated $13,587,000 and $10,332,000 at December 31, 2001 and 2000, respectively.

7. BORROWINGS

Borrowings consist of FHLB advances at December 31, 2001 and 2000 and are summarized as follows:

                                     2001                2000
                           ---------------------  ---------------------
                                        Weighted               Weighted
                                         Average                Average
                                        Interest                Interest
                              Amount      Rate       Amount      Rate
                           -----------  --------  -----------  --------


Less than one year         $        -      .00%   $ 5,000,000    6.70%
One to two years            11,000,000    5.28     10,000,000    6.54
Thereafter                   1,500,000    4.78              -     .00
                           -----------            -----------
                           $12,500,000    5.22    $15,000,000    6.59
                           ===========            ===========


The Company has $10,000,000 in adjustable rate advances and $2,500,000 in fixed rate advances from the FHLB at December 31, 2001.

At December 31, 2001, the Company had line of credit commitments with the FHLB totaling $17,500,000 of which $12,500,000 was advanced and $5,000,000 was available at December 2001. As of December 31, 2001, the Company's fixed rate FHLB advances include $1,500,000 of advances with a scheduled maturity of 2011. The FHLB, under certain circumstances, has a one-time call provision in 2006 related to this advance.

The  Bank  has  pledged  various   mortgage-backed   investment  securities  and
residential real estate mortgage loans as collateral for FHLB advances.

8. INCOME TAXES

Income tax expense for the years ended December 31 consists of the following:

                                       2001           2000
                                    --------        --------
Current income taxes:
 Federal                            $192,399        $ 76,150
 State                                42,234          17,930
                                    --------        --------
                                     234,633          94,080
                                    --------        --------
Deferred income taxes:
 Federal                               7,171          30,901
 State                                 1,574           6,829
                                    --------        --------
                                       8,745          37,730
                                    --------        --------
     Total income tax expense       $243,378        $131,810
                                    ========        ========

Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities, shown as the sum of the appropriate tax effect for each significant type of temporary difference, are presented below for the years ended December 31:

                                                            2001       2000
                                                          ---------  ---------
Deferred tax assets:
 Organization expenses                                    $  13,173  $  24,463
 Unrealized losses on available-for-sale securities               -     15,427
                                                           --------   --------
                                                             13,173     39,890
                                                           --------   --------
Deferred tax liabilities:
 Allowance for loan losses                                   10,111     34,498
 Deferred loan costs                                         86,713     54,423
 Depreciation                                                63,717     74,165
 Unrealized gains on available-for-sale securities           17,171          -
                                                           --------   --------
     Gross deferred tax liabilities                         177,712    163,086
                                                           --------   --------
     Net deferred tax liability                            $164,539   $123,196
                                                           ========   ========


A two-year reconciliation of the difference between the statutory federal income tax rate and the effective tax rate for the Company is as follows:


                                                         2001     2000
                                                         ----     ----

Federal income tax rate                                  34.0%    34.0%
Increase (decrease) resulting from:
State income taxes, net of federal income tax benefit     4.6      4.6
Other                                                    (1.7)    (2.5)
                                                         ----     ----
Effective tax rate                                       36.9%    36.1%
                                                         ====     ====

9. RETIREMENT PLANS

         401(k) Plan
         -----------

The Bank has a 401(k) plan for all eligible employees. The contribution to the plan is a fixed percentage of the participants' compensation. The cost of the plan for the years ended December 31, 2001 and 2000 approximated $44,200 and $48,800, respectively.

         Employee Stock Ownership Plan
         -----------------------------

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers all employees who work twenty or more hours per week. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share (EPS) computations. ESOP compensation expense was $41,000 for the year ended December 31, 2001. The ESOP shares for the year ended December 31, 2001 were as follows:


         Allocated shares                       -
         Shares released for allocation     2,593
         Unreleased shares                 29,817
                                           ------
         Total ESOP shares                 32,410
                                           ======

Fair value of unreleased shares at December 31, 2001 was $468,127.

10. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital accounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes as of December 31, 2001, that the Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

Actual capital amounts and ratios for the Bank are presented in the table below:


                                                                                          To be
                                                                                     Well Capitalized
                                                                                        Under Prompt
                                                                      For Capital    Corrective Action
                                                    Actual        Adequacy Purposes      Provision
                                              -----------------   -----------------  -----------------
                                                Amount    Ratio     Amount    Ratio    Amount    Ratio
                                              ----------  -----   ----------  -----  ----------  -----

As of December 31, 2001:
 Total capital (to risk-weighted assets)      $8,624,473   14.8%  $4,667,000   8.0%  $5,833,800   10.0%
 Tier 1 capital (to risk-weighted assets)      8,034,866   13.8    2,334,000   4.0    3,500,000    6.0
 Tier 1 capital (to average assets)            8,034,866   10.1    3,191,000   4.0    3,989,000    5.0

As of December 31, 2000:
 Total capital (to risk-weighted assets)       6,579,607   13.6    3,857,000   8.0    4,822,000   10.0
 Tier 1 capital (to risk-weighted assets)      6,026,607   12.5    1,553,000   4.0    2,330,000    6.0
 Tier 1 capital (to average assets)            6,026,607    8.1    2,979,000   4.0    3,724,000    5.0




The  following  is  a  reconciliation   of  capital  computed  under  accounting
principles generally accepted in the United States to regulatory capital at December 31, 2001:



                                              GAAP      Tangible       Core        Total
                                             Capital     Capital      Capital     Capital
                                           ----------  ----------   ----------   ----------

GAAP capital                               $8,058,237  $8,058,237   $8,058,237   $8,058,237
                                           ==========
Accumulated losses (gains) on certain
  available-for-sale securities                           (23,351)     (23,351)     (23,351)
Additional capital items -
  General valuation allowance                                   -            -      589,587
                                                       ----------   ----------   ----------
Regulatory capital - computed                          $8,034,866   $8,034,866   $8,624,473
                                                       ==========   ==========   ==========


The  following  is  a  reconciliation   of  capital  computed  under  accounting
principles generally accepted in the United States to regulatory capital at December 31, 2000:

                                              GAAP      Tangible       Core        Total
                                             Capital     Capital      Capital     Capital
                                           ----------  ----------   ----------   ----------

GAAP                                       $5,998,307   $5,998,307  $5,998,307   $5,998,307
                                           ==========
Accumulated losses (gains) on certain
available-for-sale securities                               28,302      28,302       28,302
Additional capital items -
General valuation allowance                                      -           -      553,000
                                                        ----------  -----------  ----------
Regulatory capital - computed                           $6,026,609  $6,026,609   $6,579,609
                                                        ==========  ===========  ==========


The conversion to stock ownership provides for the establishment of a liquidation account for the benefit of eligible deposit account holders (as defined). The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts with the Bank after the conversion. The liquidation account will be reduced annually to the extent eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holders interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

The Bank may not declare or pay cash dividends if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would violate regulatory requirements.

11. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

         Cash and Cash Equivalents
         -------------------------

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

         Investment Securities
         ---------------------

For all investments in debt securities, fair values are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

         Loan Receivables
         ----------------

The fair value of categories of fixed rate loans, such as commercial loans, residential mortgage, and other consumer loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Other loans, including variable rates loans, are adjusted for differences in loan characteristics.

         Investment in Federal Home Loan Bank of Atlanta Stock
         -----------------------------------------------------

The carrying amount of Federal Home Loan Bank of Atlanta (FHLB) Stock is a reasonable estimate of fair value as FHLB stock does not have a readily available market and can only be sold back to the FHLB at its par value of $100 per share.

         Deposits
         --------

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

         Borrowed Funds
         --------------

The fair value of borrowed funds were determined using a cash flow approach based on market rates.

         Commitments to Extend Credit
         ----------------------------

The Company's adjustable rate commitments to extend credit move with market rates and are not subject to interest rate risk. The rates and terms of the Company's fixed rate commitments to extend credit are competitive with others in the various markets in which the Company operates. It is impractical to assign fair values to these instruments.

The estimated fair values of the Bank's financial instruments, excluding goodwill, as of December 31 are as follows:


                                              2001                      2000
                                    ------------------------   -----------------------
                                                  Estimated                 Estimated
                                      Carrying      Fair        Carrying       Fair
                                       Amount       Value        Amount        Value
                                    -----------  -----------   -----------  -----------

Financial assets:
 Cash and cash equivalents          $ 2,359,036  $ 2,359,036   $ 5,354,010  $ 5,354,010
 Investment securities               19,825,847   19,833,251    15,308,966   15,297,322
 Loans                               60,023,793   60,005,521    49,924,769   49,935,239
 Investment in FHLB stock               930,800      930,800       930,800      930,800

Financial liabilities:
 Deposits                            61,417,093   60,880,095    51,441,086   51,442,631
 Borrowed funds                      12,500,000   12,248,750    15,000,000   15,033,000



Off-Balance Sheet Financial Assets:

                                          2001                   2000
                                -----------------------  ----------------------
                                 Estimated   Estimated   Estimated   Estimated
                                   Amount    Fair Value    Amount    Fair Value
                                -----------  ----------  ----------  ----------

Commitments to extend credit    $15,092,000    $    -    $9,996,000     $   -


12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company has various outstanding credit commitments which are properly not reflected in the financial statements. These commitments are made to satisfy the financing needs of the Company's clients. The associated credit risk is controlled by subjecting such activity to the same credit and quality controls as exist for the Company's lending and investing activities. The commitments involve diverse business and consumer customers and are generally well collateralized. Management does not anticipate that losses, if any, which may occur as a result of these commitments would materially affect the stockholders' equity of the Company. Since a portion of the commitments have some likelihood of not being exercised, the amounts do not necessarily represent future cash requirements.

Loan and credit line commitments,  totaled  $15,092,000 at December 31, 2001 and
$9,996,000  at  December  31,  2000.  These   commitments  are  contingent  upon
continuing customer compliance with the terms of the agreement.

Variable rate loan commitments were at current market rates ranging from 4.75% to 8.75% for December 31, 2001 and 2000, respectively.

13. RENT/RELATED PARTY TRANSACTIONS

The Bank occupies administrative and banking facilities in Owings Mills, Maryland. The Bank does not make rental payments on these premises. However, BUCS Federal has an agreement with Care First (Blue Cross/Blue Shield of Maryland) through March 2002 to process and maintain a cash facility on premises. The estimated value of these service fees for rent expense approximates $120,000 per annum. Non-interest income and occupancy expense include recognition of this agreement.

The Bank occupies a branch banking facility in Columbia, Maryland. BUCS Federal prepaid ten (10) years of rent totaling $327,218 for the period July 1, 1999 to June 30, 2009. BUCS Federal has the option to extend the lease for three (3) five (5) year periods at a rent to be determined. Occupancy expense is charged $2,750 per month for rent and amortization of the $327,218.

14. PARENT COMPANY FINANCIAL STATEMENTS

Condensed financial information for BUCS Financial Corp (parent company only) is as follows:

                            CONDENSED BALANCE SHEET
                               DECEMBER 31, 2001


                                     ASSETS
Cash                                                            $ 1,169,192
Investment in subsidiaries                                        8,506,786
Notes receivable                                                    324,100
Other                                                                18,155
                                                                -----------
          Total assets                                          $10,018,233
                                                                ===========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Other                                                         $     2,534
                                                                -----------
  Stockholders' equity:
    Common stock                                                     40,508
    Additional paid-in capital                                    3,508,708
    Retained earnings                                             6,443,132
    Accumulated other comprehensive income                           23,351
                                                                -----------
          Total stockholders' equity                             10,015,699
                                                                -----------
          Total liabilities and stockholders' equity            $10,018,233
                                                                ===========

                          CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 2001

Interest income                                                 $    18,155

Operating expenses                                                   11,307
                                                                -----------
Income before income tax expense and equity
  in undistributed income of subsidiaries                             6,848

Income tax expense                                                    2,534
                                                                -----------
Income before income in undistributed income of subsidiaries          4,314

Equity in undistributed income of subsidiaries                      412,210
                                                                -----------
Net income                                                      $   416,524
                                                                ===========

                       CONDENSED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


Cash flows from operating activities:
 Net income                                                     $   416,524
 Adjustments to reconcile net income to cash
   provided by operating activities:
   Equity in undistributed income of subsidiaries                  (412,210)
   Net increase in other assets                                     (18,155)
   Net increase in other liabilities                                  2,534
                                                                 ----------
          Net cash used in operating activities                     (11,307)
                                                                 ----------
Cash flows from investing activities:
 Loan to subsidiary                                                (324,100)
 Initial investment in subsidiaries                              (2,029,545)
                                                                 ----------
          Net cash used in investing activities                  (2,353,645)

Cash flows from financing activities:
 Proceeds from issuance of common stock                           3,534,144
                                                                 ----------
NET INCREASE IN CASH                                              1,169,192

CASH AT BEGINNING OF YEAR                                                 -
                                                                 ----------
CASH AT END OF YEAR                                              $1,169,192
                                                                 ==========

                             Corporate Information

                              BUCS Financial Corp
                      10455 Mill Run Circle, P.O. Box 625
                             Owings Mills, MD 21117
                                 (410) 998-5304

                               BUCS Federal Bank
         10455 Mill Run Circle                  8801 Columbia 100 Parkway
         Owings Mills, MD 21117                 Columbia, MD 21045

                          Armor Insurance Group, Inc.
                           100 Owings Court, Suite 3
                             Reisterstown, MD 21136

                               BOARD OF DIRECTORS

                            Allen S. Maier, Chairman
                       Joseph D. Pescrille, Vice Chairman
                           Brian J. Bowers, Treasurer
                          M. Robin Copeland, Secretary
                      Herbert J. Moltzan, President & CEO
                                Thomas K. Markel
                              A. Virginia Wampler
                                   Harry Fox
                                    Peg Ohrt
                                  Dale Summers

                               EXECUTIVE OFFICERS

  Herbert J. Moltzan         James E. Shinsky           Debi J. Vinson
  President & CEO          Senior Vice President     Senior Vice President


Local Counsel                                 Independent Auditor
Gordon, Feinblatt, Rothman,                   Stegman & Company
   Hoffberger, & Hollander, LLC               405 E. Joppa Rd., Ste. 200
233 E. Redwood St.                            Baltimore, MD  21286
Baltimore, MD  21202


Special Counsel                               Transfer Agent and Registrar
Malizia Spidi & Fisch, PC                     Registrar and Transfer Company
1100 New York Ave., N.W., Ste. 340 W.         10 Commerce Dr.
Washington, DC  20005                         Cranford, NJ  07016

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Herbert J. Moltzan, President & CEO, at the Company's Owings Mills Office. The Annual Meeting of Stockholders will be held on April 29, 2002 at 5:30 PM at the Hilton Pikesville, 1726 Reisterstown Rd., Pikesville, MD.