Form 10KSB, Exhibit 13
period 2002-12-31
BUCS FINANCIAL CORP
filed 2003-03-28
CIK 1125813

BUCS Financial Corp
                               2002 Annual Report


                                Table of Contents


Letter to Stockholders........................................................ 3

Corporate Profile............................................................. 4

Stock Price Information....................................................... 5

Selected Financial Ratios and Other Data...................................... 6

Management's Discussion and Analysis.......................................... 7

Report of Independent Auditors................................................14

Consolidated Financial Statements.............................................15

Notes to Consolidated Financial Statements....................................21

Corporate Information.........................................................42

Dear Fellow Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present the 2002 Annual Report to the Stockholders of BUCS Financial Corp (the "Company").

2002 proved to be another successful year as we continue to grow the Company, BUCS Federal Bank ("the Bank") and Armor Insurance Group, Inc. ("Armor"). Even though the general economy remained weak and market interest rates continued to decline during 2002, the Company improved consolidated net earnings to approximately $466,000 ($1.34 per share) as compared to 2001 net income of approximately $417,000 ($1.12 per share).

Growth trends were excellent with total assets at December 31, 2002 reaching $96.8 million, as compared to $84.6 million at December 31, 2001. An 11.7% growth of loans receivable, net was funded by increased deposits. The loan growth included a $2.2 million or 243% increase in commercial real estate loans, a $2.7 million or 15.6% increase in one-to-four family residential loans, and a $1.0 million or 150% increase in commercial loans.

During the year the Company repurchased 10% of its outstanding stock (40,500 shares). At year-end, stockholders' equity was $9.7 million, resulting in total book value per share and tangible book value per share of $26.52 and $25.44, respectively.

During January 2003, the Bank opened a new full-service branch office and administrative center in Owings Mills, Maryland. In addition, as previously announced, another full service branch is under construction in Columbia Maryland. The Bank anticipates opening that branch in the summer of 2003.

In order to position itself for expected future growth from the new branches, the Bank added two senior management positions, Vice President of Finance and Vice President of Lending and Collections, during 2002. In addition, we continue to focus on improving non-interest income. Toward this end, in 2002 Armor, our wholly-owned subsidiary, completed the acquisition of one smaller insurance agency and has entered into an agreement to acquire another during early 2003. We anticipate that these acquisitions will improve Armor's sales volume and profitability.

With the expanded branch network and excellent management team and professional staff we have assembled, we are all looking forward to improvement in growth, earnings and market share. We thank you for your support; we are committed to enhancing your investment in the Company.

                                           Sincerely,


                                           /s/Herbert J. Moltzan
                                           -------------------------------------
                                           Herbert J. Moltzan
                                           President and Chief Executive Officer

CORPORATE PROFILE

         BUCS Financial Corp (the "Company") was formed as a Maryland corporation in October 2000 at the direction of the Bank in connection with the Bank's conversion from mutual to stock form of ownership. The Company acquired all of the capital stock issued by the Bank upon its conversion. On March 14, 2001, the Bank completed its conversion in connection with a $4.05 million initial public offering of the Company's common stock. The Company is a savings and loan holding company which, under existing laws, is permitted to engage in financially related activities, beyond those business activities permissible for the Bank. At the present time, the Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and Armor and investing the Company's portion of the net proceeds obtained in the mutual to stock conversion.

         The Bank was originally founded in 1970 as Maryland Blue Cross and Blue Shield Employees Federal Credit Union. In the early 1980s, it changed its name to BUCS Federal Credit Union. As a credit union, it initially served the employees of Carefirst Blue Cross and Blue Shield and its subsidiaries. Over time, membership grew to include other employee groups. However, as a credit union, it was legally restricted to serving only customers who shared a "common bond" such as a common employer. On March 1, 1998, it converted its charter to federal mutual savings association and became BUCS Federal. Upon completion of the mutual to stock conversion in March 2001, the Bank changed its name to BUCS Federal Bank.

         The Bank is a federally chartered stock savings bank, providing traditional retail banking services, one-to-four family residential mortgage loans, consumer loan products, including home equity, auto, and personal loans, and commercial loans to small businesses in its market area. The Bank in an approved lender for Small Business Administration guaranteed loans. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and its deposits are federally insured by the Federal Deposit Insurance Corporation (the "FDIC") under the Savings Association Insurance Fund (the "SAIF"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank (the "FHLB") of Atlanta, which is one of the twelve regional banks in the FHLB system.

         Armor Insurance Group, Inc. ("Armor") was formed in late 1999 as a limited liability company and wholly-owned subsidiary of the Bank. Subsequent to the Bank's mutual-to-stock conversion, Armor was restructured as a subsidiary of the Company and in December 2001 converted to a Maryland corporation. Armor is a traditional multi-line property and casualty insurance agency with offices located in Reisterstown and Ellicott City, Maryland. Armor sells automobile, homeowners, life, health, and small business property and casualty insurance policies to individuals and small business throughout central Maryland. In August 2001, Armor acquired in a cash deal two smaller insurance agencies, Comprehensive Insurance Associates, Inc. and the Carolyn Brooks Agency Inc. In another cash deal in June 2002, Armor acquired another smaller agency, Scott & Geiger, Inc., and in February 2003, Armor entered into an agreement to acquire a fourth agency,

Lentz Insurance Agency, Inc. This acquisition is expected to be completed in Spring 2003 and will result in a third Armor office in Timonium, Maryland.

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

         2002                                                  High       Low
         ----                                                  ----       ---

First Quarter ........................................       $19.80    $16.80
Second Quarter .......................................       $21.75    $19.30
Third Quarter ........................................       $21.10    $20.30
Fourth Quarter .......................................       $21.00    $19.25

         2001                                                  High       Low
         ----                                                  ----       ---

First Quarter (beginning March 13, 2001) .............       $14.00    $10.00
Second Quarter .......................................       $15.35    $13.69
Third Quarter ........................................       $17.00    $15.35
Fourth Quarter .......................................       $16.80    $15.25

         The number of shareholders of record as of March 10, 2003 was approximately 281. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 10, 2003, there were 364,585 shares of the Company's common stock outstanding.

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

Selected Financial Ratios and Other Data

                                                      For the Years Ended
                                                          December 31,
Selected Financial Ratios and Other Data                2002          2001
                                                    ------------------------
Performance Ratios
Return on average assets                               0.50%         0.51%
Return on average equity                               4.86%         4.42%
Net interest rate spread                               3.17%         3.19%
Net interest margin on average  interest-
      earning assets                                   3.36%         3.55%
Average interest-earning assets to
      average interest-bearing liabilities           106.79%       109.87%
Efficiency Ratio  (non-interest expense
      divided by the sum of net interest
      income and noninterest income)                  81.98%        80.58%

Asset Quality Ratios
Non-performing loans to total loans, net               0.08%         0.42%
Non-performing loans to assets                         0.06%         0.30%
Net charge offs to average loans
       outstanding                                     0.48%         0.22%
Allowance for loan losses to total loans               0.87%         1.11%

Capital Ratios
Average equity to average assets                      10.36%        11.58%
Equity to assets at period end                         9.99%        11.49%

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

         The Board of Directors has established an asset liability management committee which consists of the Bank's president and chief executive officer, its senior officers, including two vice-presidents, and a member of the Board of Directors, who also serves as treasurer. The committee meets periodically to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management topics.

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

         The Bank has also made a significant effort to maintain its level of lower costs deposits as a method of enhancing profitability. At December 31, 2002, the Bank had approximately 40% of its deposits in relatively low cost savings and non-interest bearing checking accounts. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates. This stability enables the Bank to offset the impact of rising rates in other deposit accounts.

         Quantitative Analysis. The Bank uses the Interest Rate Exposure Report prepared by the Office of Thrift Supervision based on information provided by the Bank to monitor its exposure to interest rate risk. The following table presents the effect on the Banks net portfolio value ("NPV") as of December 31, 2002 of upward and downward shifts (shock) in the Treasury yield curve.

                 Net Portfolio Value ("NPV)  NPV as % of Present Value of Assets
                 --------------------------- -----------------------------------
   Change in                                                  Basis Point
    Rates(1)      $ Amount $ Change % Change       NPV Ratio     Change
 -----------     --------- -------- --------       ---------    -------
                     (Dollars in thousands)
 +300 bp           10,288    -2,302    -18             10.47     -203bp
 +200 bp           11,189    -1,401    -11             11.26     -123bp
 +100 bp           12,126      -463     -4             12.10      -39bp
    0 bp           12,589                              12.49
 -100 bp           12,625        36      0             12.51       +2bp

----------
(1) Future interest rates or their effect on NPV or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Changes in Financial Condition

         The Company's total assets of $96.8 million at December 31, 2002, reflect an increase of $12.2 million or 14.5% as compared to $84.6 million at December 31, 2001. The increase in assets was comprised of increases in, loans receivable, net, of $7.0 million, investment securities of $1.6 million, cash and cash equivalents of $1.7 million and property and equipment, net, of $1.9 million. The increase in loans receivable was mainly the result of strong demand for mortgage loans, especially refinances, home equity lines of credit, and small business loans. The increase in property and equipment, net, resulted from purchase of land for a new branch office in Columbia, Maryland and leasehold improvements at a new branch and administrative facility in Owings Mills, Maryland.

     The increase in the Company's liabilities was due primarily to a $12.2 million increase in deposits. The strong deposit growth is attributed to continued growth at the

Columbia, Maryland branch, especially in small business deposits, increased advertising by the Bank and the movement of funds from stocks and mutual funds as the value of these declined during the year.

     Stockholders' equity totaled $9.7 million at December 31, 2002, virtually unchanged from December 31, 2001. Net earnings for the year ended December 31, 2002 of $466,000 and an increase in the unrealized gain on securities available for sale of $248,000 contributed to growth of stockholder's equity, which was offset by the Company's use of stockholder's equity to repurchase 40,500 shares of common stock during the year ended December 31, 2002

Average Balance Sheet

     The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. The average yields and costs are derived by dividing income and expense by the average balances of assets or liabilities, respectively,

                                                         Year Ended December 31
                              ---------------------------------------------------------------------------
                                               2002                                  2001
                              -------------------------------------  ------------------------------------
                                Average                                Average
                              Outstanding    Interest                Outstanding   Interest
                                Balance    Earned/Paid   Yield/Rate    Balance    Earned/Paid  Yield/Rate
                                -------    -----------   ----------    -------    -----------  ----------
Interest-earning assets:
Loans receivable (1)             $ 61,885    $ 4,286        6.93%     $ 53,114     $ 4,274        8.05%
Investment securities (2)          26,192      1,209        4.62%       24,143       1,281        5.31%
                                 --------     ------                  --------     -------
    Total interest-
      earning assets               88,077      5,495        6.24%       77,257       5,555        7.19%
Noninterest-earning assets:         4,419     ------                     4,205     -------
                                 --------                             --------
    Total assets                 $ 92,496                             $ 81,462
                                 ========                             ========

Interest-bearing liabilities :
  Savings accounts               $ 24,641        433        1.76%     $ 21,458         559        2.61%
  Money market accounts            13,287        310        2.33%       10,701         395        3.69%
  Certificates of Deposit          23,990      1,188        4.95%       18,671       1,160        6.21%
  Checking                          8,058          -        0.00%        7,499           -        0.00%
                                 --------    -------                  --------     -------
    Total deposits                 69,976      1,931        2.76%       58,329       2,114        3.62%
   Borrowed Funds                  12,500        601        4.81%       11,989         699        5.83%
                                 --------    -------                  --------     -------
    Total interest-
      bearing liabilities          82,476      2,532        3.07%       70,318       2,813        4.00%
Noninterest-bearing liabilities       436    -------                     1,714     -------
                                 --------                             --------
    Total liabilities              82,912                               72,032
Equity                              9,584                                9,430
                                 --------                             --------
    Total liabilities and equity $ 92,496                             $ 81,462
                                 ========                             ========

Net Interest income                          $ 2,963                               $ 2,742
                                             =======                               =======
Interest rate spread (3)                                    3.17%                                 3.19%
                                                          ======                                 ======
Net yield on interest-
  earning assets (4)                                        3.36%                                 3.55%
                                                          ======                                 ======
Ratio of average
  interest-earning assets
  to average interest-
  bearing liabilities                                     106.79%                                109.87%
                                                          ======                                 ======

-------------------
(1) Non-accruing loans have been included in loans receivable, and the effect of such inclusion was not material.
(2) Includes government securities, mortgage-backed securities, overnight deposits and FHLB stock.
(3) Interest rate spread represents the difference between the average yield on interest-earnings assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

                                               Year Ended December 31
                                        ------------------------------------
                                                 2002 vs. 2001
                                        ------------------------------------
                                                Increase (Decrease)
                                                     Due to
                                        ------------------------------------
                                                           Rate/
                                        Volume   Rate     Volume      Net
Interest income:
 Loans receivable                        $ 706   $ (595)   $  (99)   $   12
 Investment securities and other           109     (167)      (14)      (72)
                                        ------------------------------------
    Total interest-earning assets        $ 815   $ (762)   $ (113)   $  (60)
                                        ====================================

Interest expense:
 Savings accounts                         $ 83   $ (182)    $ (27)   $ (126)
 Money market accounts                      95     (145)      (35)      (85)
 Certificates of deposit                   330     (235)      (67)       28
 Checking accounts                           -        -         -         -
 Borrowed funds                             30     (123)       (5)      (98)
                                        ------------------------------------
    Total interest-bearing liabilities   $ 538   $ (685)   $ (134)   $ (281)
                                        ====================================

Change in net interest income            $ 277    $ (77)     $ 21     $ 221
                                        ====================================


Results of Operations

     Net Income. The Company recorded net income of $466,000 for the year ended December 31, 2002, as compared to $417,000 for the same period in 2001, representing a $49,000 or 11.8% increase. The increase was primarily attributable to a $221,000 increase in net interest income and a $757,000 increase in noninterest income, partially offset by increases of $863,000 in noninterest expense, $36,000 in provision for loan losses and $30,000 in provision for income taxes.

     Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest the Bank receives on interest-earning assets, mainly loans and mortgage-backed securities, and interest paid on interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

     The Bank's net interest income increased $221,000 or 8.1% to $2,963,000 for the year ended December 31, 2002, as compared to $2,742,000 for the same period in 2001. The average balance of interest-earning assets increased $10.8 million or 14.0%, while the average yield thereon decreased 95 basis points. The average balance of interest-bearing liabilities increased $12.2 million or 17.3% and the average rate paid thereon decreased 93 basis points. The increase in interest-earning assets is attributed to the investment of the increase in deposit volume. The average yield on interest-earning assets decreased primarily due to interest rate reductions by the Federal Reserve during 2002 as the general economy slowed and resulting lower yields on loans and investments. The average cost of interest-bearing liabilities decreased slightly less than the average yield of interest-bearing assets because the majority of the increase in deposits came in higher costing money market and certificate of deposit accounts. The balance of money market and certificate of deposit accounts equaled 56.5% and 52.8% of total deposits as of December 31, 2002 and 2001, respectively.

     The net interest rate spread, which is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, decreased to 3.17% for 2002 from 3.19% for 2001. The decrease in the net interest rate spread is primarily due to the fact that as general market interest rates have fallen, interest-earning assets have been re-pricing slightly faster than interest-bearing liabilities.

     Provision for Loan Losses. During the years ended December 31, 2002 and 2001, the Company established provisions for loan losses of $216,000 and $180,000, respectively. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is sufficient based on the risk characteristics of the loan portfolio. The increase during the period ended December 31, 2002 of $36,000 is the result of management's decision to increase the allowance due to growth in total loans receivable, net, and to provide for probable losses from a checking deposit overdraft program begun during 2002.

     Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

     Noninterest Income. Total noninterest income, primarily fees and service charges, increased $757,000 or 47.9% for the year ended December 31, 2002, as compared to the same period in 2001. The $558,000 or 45.5% increase in fees and service charges reflects an emphasis on charging appropriate fees for services, such as ATM fees, insufficient funds fees, and interchange income generated by customers' use of check cards. In addition, other noninterest income, which is comprised mainly of commissions on insurance sales by the Company's wholly-owned subsidiary, Armor, increased to $371,000 for the year ended December 31, 2002 from $183,000 for the same period in 2001. Also included in noninterest income is the value the Bank derives for maintaining a cash facility at the Carefirst Blue Cross Blue Shield ("Carefirst") headquarters building. Under an agreement with Carefirst, the Bank performs cash related services for Carefirst, its customers and associates in return for office space. The rental value of this office space, approximately $120,000 in both 2002 and 2001, is reported in noninterest income.

     Noninterest Expense. Total noninterest expense increased by $863,000 or 24.8% for the year ended December 31, 2002, as compared to the same period in 2001. This increase was attributable to increases of $636,000 or 40.7% in compensation and benefits resulting from addition of employees, including two vice presidents and staff for new branches, at the Bank and additional sales and support staff at Armor, increased cost for employee insurance programs, and normal cost of living increases; $112,000 or 15.2% in office operations costs resulting mainly from operating costs associated with the Company's wholly-owned subsidiary, Armor; and $98,000 or 23.7% in other noninterest expenses, mainly marketing costs. Marketing costs increased as the Bank introduced new products and began promoting new office locations during the year ended December 31, 2002.

     Income Tax Expense. The provision for income taxes totaled $273,000 for the year ended December 31, 2002, as compared to $243,000 for the same period in 2001. The $30,000 or 12.3% increase is the result of increased net taxable income.

Liquidity and Capital Resources

     The Bank's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities, advances from the FHLB of Atlanta, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by general levels of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

     Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income e.g. non-cash items, amortization and depreciation, provision for loan losses) for the year ended December 31, 2002 totaled $1.05 million a increase of $26,000 as compared to 2001.

     Net cash used by the Bank's investing activities (i.e. cash disbursement, primarily for the purchase of the Bank's investment securities and mortgage-backed securities and funding the Bank's loan portfolio) for the year ended December 31, 2002 totaled $10.6 million a decrease of $4.1 million as compared to 2001. The decrease in cash used was primarily attributable to funding net loan growth of $7.2 million in 2002 as compared to $10.0 million in 2001 as well as an increase in securities available for sale of $544,000 in 2002 as compared to an increase of $4.7 million in 2001. The decrease in net cash uses was partially offset by an increase in purchases of property and equipment of $2.2 million in 2002 compared to $157,000 in 2001.

     Net cash provided by the Bank's financing activities (i.e. cash receipts primarily from net increases in deposits and FHLB borrowings) for the year ended December 31, 2002 totaled $11.3 million, an increase of $563,000 as compared to 2001. The increase is primarily attributable to increased deposits of $12.2 million partially offset by outflows to pay down notes payable and to repurchase shares of the Company's common stock of $185,000 and $830,000, respectively.

     Approximately $15.0 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has additional borrowing capacity of approximately $11.8 million through the FHLB of Atlanta.

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors and Stockholders
BUCS Financial Corp
Owings Mills, Maryland


     We have  audited  the  accompanying  consolidated  balance  sheets  of BUCS
Financial Corp and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of BUCS Financial Corp. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BUCS Financial Corp as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                                                /s/ Stegman & Company
                                                --------------------------------

Baltimore, Maryland
January 24, 2003

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                     ASSETS


                                                                         2002                  2001
                                                                      ------------          ------------

Cash and cash equivalents                                             $  4,094,866          $  2,359,036
Investment securities:
   Available-for-sale - at fair value                                   20,023,154            19,103,091
   Held-to-maturity - at amortized cost - fair value
     of $1,448,835 (2002) and $730,160 (2001)                            1,430,628               722,765
Loans receivable, net of allowance for loan losses
   of $579,627 (2002) and $662,885 (2001)                               66,336,895            59,360,908
Property and equipment, net                                              2,920,855               977,991
Investment in Federal Home Loan Bank
   of Atlanta stock - at cost                                              875,000               930,800
Accrued interest receivable                                                321,214               332,433
Goodwill and other intangible assets                                       395,429               327,240
Prepaid expenses and other assets                                          387,696               445,472
                                                                       -----------           -----------

         TOTAL ASSETS                                                  $96,785,737           $84,559,736
                                                                       ===========           ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
   Deposits                                                           $ 73,654,190           $61,417,093
   Accounts payable and other liabilities                                  794,475               632,116
   Borrowed funds - Federal Home Loan Bank of Atlanta                   12,500,000            12,500,000
   Notes payable                                                           168,000               293,000
                                                                       -----------           ------------

         Total liabilities                                              87,116,665            74,842,209
                                                                       -----------           -----------

STOCKHOLDERS' EQUITY:
   Preferred stock, par value $0.10 per share, 2,000,000 shares
     authorized, 0 shares issued and outstanding                                 -                     -
   Common stock, par value $0.10 per share, 5,000,000 shares
     authorized, 364,585 and 405,085 shares issued and outstanding
     at December 31, 2002 and 2001, respectively                            36,459                40,508
   Additional paid-in capital                                            3,140,377             3,508,708
   Retained earnings                                                     6,486,967             6,443,132
   Unallocated common stock held by employee stock
     ownership plan ("ESOP")                                              (265,762)             (298,172)
   Accumulated other comprehensive income                                  271,031                23,351
                                                                       -----------           -----------

         Total stockholders' equity                                      9,669,072             9,717,527
                                                                       -----------          ------------

         TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY                                                     $96,785,737           $84,559,736
                                                                       ===========           ===========



The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                   2002                  2001
                                                -----------          ----------

INTEREST INCOME:
   Loans receivable                              $4,286,016          $4,273,998
   Investment securities                          1,209,014           1,281,287
                                                 ----------          ----------

         Total interest income                    5,495,030           5,555,285
                                                 ----------          ----------

INTEREST EXPENSE:
   Deposits                                       1,930,086           2,113,862
   Borrowed funds                                   601,783             699,184
                                                 ----------          ----------

         Total interest expense                   2,531,869           2,813,046
                                                 ----------          ----------

NET INTEREST INCOME                               2,963,161           2,742,239

PROVISION FOR LOAN LOSSES                           216,000             180,000
                                                 ----------          ----------

                                                  2,747,161           2,562,239
                                                 ----------          ----------

NONINTEREST INCOME:
   Fees and service charges                       1,783,586           1,225,310
   Gain on sale of investment securities             60,140               4,375
   Gain on sale of loans                                  -              35,138
   Fee to process and maintain cash facility        120,000             120,000
   Commission income                                371,201             182,822
   Other                                              1,121              11,668
                                                 ----------          ----------

         Total noninterest income                 2,336,048           1,579,313
                                                 ----------          ----------

                                                  5,083,209           4,141,552
                                                 ----------          ----------

NONINTEREST EXPENSE:
   Compensation and benefits                      2,197,388           1,561,818
   Occupancy expense of premises                    590,295             554,531
   Office expense                                   846,661             734,998
   Professional fees                                200,374             218,332
   Advertising and marketing expense                191,335             163,900
   Other operating expenses                         318,155             248,072
                                                 ----------          ----------

         Total noninterest expense                4,344,208           3,481,651
                                                 ----------          ----------

INCOME BEFORE INCOME TAXES                          739,001             659,901

INCOME TAX EXPENSE                                  273,424             243,378
                                                -----------          ----------

NET INCOME                                      $   465,577          $  416,523
                                                ===========          ==========


The notes to the consolidated financial statements are an integral part of these statements.

BUCS Financial Corp and Subsidiaries

For the Years Ended December 31, 2002 and 2001

                                   For the Year    For the Period
                                      Ended        March 14, 2001      For the Year Ended
                                   December 31,       Through           December 31, 2001
                                       2002       December 31, 2001         Pro Forma *
                                   -----------    -----------------    ------------------

NET INCOME                           $465,577          $352,933             $416,523
                                     ========          ========             ========

EARNINGS PER SHARE -
   BASIC AND DILUTED                   $1.34            $0.95                 $1.12
                                       =====            =====                 =====

SHARES USED IN COMPUTING BASIC
   AND DILUTED EARNINGS
   PER SHARES                         348,672           372,672              372,672
                                      =======           =======              =======



* Pro forma information gives effect to the transaction  referred to in Note 1.





The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001



                                                                                              Accumulated
                                                                                Unallocated     Other
                                                                                  Common       Compre-         Total
                                                    Additional                     Stock       hensive        Stock-
                                         Common       Paid-in       Retained      Held by       (Loss)       holders'
                                          Stock      Capital        Earnings       ESOP         Income         Equity
                                         -------   -------------   ----------   -----------   -----------   -----------

Balance at January 1, 2001               $     -   $        -      $6,026,609   $       -      $(28,302)     $5,998,307

Comprehensive income:

   Net income                                  -            -        416,523            -             -         416,523

   Unrealized gains on available-
    for-sale securities, net of tax            -            -              -            -        51,653          51,653
                                                                                                            -----------

       Total comprehensive income              -            -              -            -             -         468,176

   Proceeds from sale of common stock     40,508    3,493,636              -     (324,100)            -       3,210,044

   Fair value of ESOP shares allocated         -       15,072              -       25,928             -          41,000
                                         -------   ----------     ----------    ---------       -------     -----------

Balance at December 31, 2001              40,508    3,508,708      6,443,132     (298,172)       23,351       9,717,527

Comprehensive income:

   Net income                                  -            -        465,577            -             -         465,577

   Unrealized gains on available-
    for-sale securities, net of tax            -            -              -            -       247,680         247,680
                                                                                                            -----------

         Total comprehensive income            -            -              -            -             -         713,257

   Repurchase of common stock             (4,049)    (404,321)      (421,742)           -             -        (830,112)

   Fair value of ESOP shares allocated         -       35,990              -       32,410             -          68,400
                                         -------   ----------     ----------    ---------      --------     -----------

Balance at December 31, 2002             $36,459   $3,140,377     $6,486,967    $(265,762)     $271,031     $ 9,669,072
                                         =======   ==========     ==========    =========      ========     ===========





The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                                     2002                      2001
                                                                                --------------            ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                   $    465,577              $    416,523
   Reconciliation of net income to net cash provided
     by operating activities:
     Gain on sale of investment securities                                           (60,140)                   (4,375)
     Provision for loan losses                                                       216,000                   180,000
     Deferred income taxes                                                            74,325                     8,745
     Depreciation and amortization                                                   338,204                   220,258
   Effects of changes in operating assets and liabilities:
     Accrued interest receivable                                                      11,219                    85,834
     Prepaid expenses and other assets                                                57,776                   150,100
     Accounts payable and other liabilities                                          (57,430)                  (37,655)
                                                                                ------------              ------------

         Net cash provided by operating activities                                 1,045,531                 1,019,430
                                                                                ------------              ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Net increase in loans                                                          (7,191,987)              (10,491,155)
   Proceeds from maturities, redemption and sales
     of securities available-for-sale                                             14,525,126                 9,965,516
   Proceeds from repayments on securities held-to-maturity                           296,009                   234,429
   Proceeds from sale of loans                                                        -                        398,888
   Proceeds from redemption of FHLB stock                                             55,800                         -
   Purchase of securities held-to-maturity                                        (1,005,000)                        -
   Purchase of securities available-for-sale                                     (15,069,464)              (14,660,807)
   Purchase of property and equipment                                             (2,179,670)                 (157,326)
   Acquisition of insurance subsidiaries                                             (30,900)                  (31,000)
                                                                                ------------              ------------

         Net cash used in investing activities                                   (10,600,086)              (14,741,455)
                                                                                ------------              ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repurchase of common stock                                                       (830,112)                        -
   Proceeds from sale of common stock                                                      -                 3,210,044
   Allocated fair value of ESOP shares                                                68,400                    41,000
   Net decreases in borrowed funds from the
   Retirement of Federal Home Loan Bank of
     Atlanta borrowings                                                                    -                (2,500,000)
   Net increase in deposits                                                       12,237,097                 9,976,007
   Repayments of notes payable                                                      (185,000)                        -
                                                                                ------------              ------------

         Net cash provided by financing activities                                11,290,385                10,727,051
                                                                                ------------              ------------

BUCS Financial Corp and Subsidiaries

For the Years Ended December 31, 2002 and 2001



                                                           2002             2001
                                                       -----------      ------------

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                   1,735,830       (2,994,974)

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                                   2,359,036        5,354,010
                                                         ----------      -----------
CASH AND CASH EQUIVALENTS
   AT END OF YEAR                                        $4,094,866      $ 2,359,036
                                                         ==========      ===========

Supplemental disclosure of cash flow information:
   Cash paid for income taxes                            $  475,102      $    74,720
                                                         ==========      ===========

   Cash paid for interest                                $2,523,433      $ 2,865,296
                                                         ==========      ===========





The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001



1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

     Nature of Operations
     --------------------

     BUCS Financial Corp (the "Company") is a savings and loan holding company that provides its customers with banking and non-banking financial services through its wholly-owned subsidiaries BUCS Federal Bank (the "Bank") and ARMOR Insurance Group, Inc. ("ARMOR"). Effective March 14, 2001, the Bank converted from a federal mutual thrift to a federal stock savings bank exercising the powers of a savings bank. The Bank offers various loans, deposit and other financial service products to its customers. The Bank's customers include individuals and commercial enterprises throughout central Maryland; emphasizing the areas surrounding its main office and branch locations in Owings Mills and Columbia, Maryland, respectively.

     Principles of Consolidation
     ---------------------------

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classifications made in 2002.

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

     Cash and Cash Equivalents
     -------------------------

     For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

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

     Loans Receivable
     ----------------

     Loans receivable are stated at unpaid principal balances net of any deferred fees and costs, less the allowance for loan losses.

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

     Allowance for Loan Losses
     -------------------------

     The allowance for loan losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies or SFAS No. 114, Accounting by Creditors for Impairment of a Loan. The adequacy of the allowance for loan losses is determined through review and evaluation of the loan portfolio and involves the balancing of a number of factors to establish a prudent level. Management's assessment includes the systematic evaluation of several factors: current economic conditions and their impact on specific borrowers; the level of classified and non-performing loans; the historical loss experience by loan type; the results of regulatory examinations; and, in specific cases, the estimated value of underlying collateral. Loans deemed uncollectible are charged against, while recoveries are credited to, the allowance. Management adjusts the level of the allowance through the provision for loan losses, which is recorded as a current period operating expense. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances and the unallocated allowance.

     The formula allowance is calculated by applying loss factors to corresponding categories of outstanding loans. Loss factors are based on the Company's historical loss experience. The use of these loss factors is intended to reduce the difference between estimated losses inherent in the portfolio and observed losses.

     Specific allowances are established in cases where management has identified significant conditions or circumstances related to a loan that management believes indicate the probability that a loss may be incurred in an amount different from the amount determined by application of the formula allowance. For other problem graded credits, allowances are established according to the application of credit risk factors. These factors are set by management to reflect its assessment of the relative level of risk inherent in each grade.

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

     Management believes that the allowance for loan losses is adequate. However, the determination of the allowance requires significant judgment, and estimates of probable losses inherent in the loan portfolio can vary significantly from the amounts actually observed. While management uses available information to recognize probable losses, future additions to the allowance may be necessary based on changes in the loans comprising the loan portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's loan portfolio and allowance for loan losses. Such review may result in recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

     Property and Equipment
     ----------------------

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are accumulated using straight-line method over the estimated useful lives of the assets. Additions and betterments are capitalized and charges for repairs and maintenance are expensed when incurred. The cost and accumulated depreciation or amortization are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income. Leasehold improvements are amortized over the remaining life of the lease. Furniture, fixtures and equipment are depreciated over periods of 3 to 12 years. For tax purposes, depreciation is computed using accelerated methods.

     Investment in Federal Home Loan Bank of Atlanta Stock
     -----------------------------------------------------

     As a member of the Federal Home Loan Bank of Atlanta ("FHLB"), the Bank is required to maintain an investment in capital stock of the FHLB in varying amounts based on balances of outstanding loans and on amounts borrowed from the FHLB. This stock is considered to be a non-marketable equity security under SFAS No. 115 and, accordingly, is reported at cost.

     Goodwill and Other Intangible Assets
     ------------------------------------

     Goodwill and other intangible assets (consisting of contracts and related customer relationships) were created with the acquisition of certain insurance agencies by ARMOR in 2002 and 2001. Goodwill represents the excess of the cost of assets acquired in purchase business combinations over the fair value of the net assets and other identifiable intangible assets at the dates of acquisition. Goodwill and intangible assets are evaluated regularly for impairment. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the asset.

     Amortization on contracts and related customer relationships are calculated using the straight-line method over a ten-year period.

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

     Comprehensive Income
     --------------------

     Comprehensive income includes all changes in stockholders' equity during a period, except those relating to investments by and distributions to stockholders. The Company's comprehensive income consists of net income and unrealized gains and losses on securities available-for-sale. Accumulated other comprehensive income is displayed as a separate component of stockholders' equity.

     Earnings Per Share
     ------------------

     Under accounting principles generally accepted in the United States of America, earnings per share is presented only for periods since the effective date of the Bank's conversion to a federal stock savings bank (March 14, 2001). In addition, on a pro forma basis, earnings per share is presented as if the transaction had occurred as of January 1, 2001. Basic earnings per share for the period from March 14, 2001 through December 31, 2001 is based on the weighted average number of shares outstanding during such period. The unaudited basic pro forma earnings per share for the year ended December 31, 2001 is based on the weighted average number of shares that would have been outstanding during the year had the transaction occurred as of January 1, 2001.

     At December 31, 2002 basic net earnings per common share is computed by dividing net earnings applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options (Treasury Stock Method). At December 31, 2002 and 2001 there were no options outstanding that are considered in the money. Accordingly, options outstanding had no effect on diluted earnings per share.

     Advertising Costs
     -----------------

     Advertising  costs and marketing costs are expensed as incurred and for the
years  ended  December  31,  2002  and  2001  totaled   $191,335  and  $163,900,
respectively.

2.   RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations (SFAS No. 141) and No. 142 Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 changes the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.

     SFAS No. 142 requires that the useful lives of intangible assets acquired on or before June 30, 2001 be reassessed and the remaining amortization periods adjusted accordingly. Previously recognized intangible assets deemed to have indefinite lives shall be tested for impairment.

     In June 2002, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of intangible long-lived assets and the associated asset retirement costs and is effective for the fiscal years beginning after June 15, 2002. Management does not expect the impact of SFAS No. 143 to be material to the Company's consolidated financial statements.

     In August 2002, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 amends SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material effect on the Company's consolidated financial statements.

     In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, which updates, clarifies, and simplifies certain existing accounting pronouncements beginning at various dates in 2002 and 2003. The statement rescinds SFAS No. 4 and SFAS No. 64, which required net gains or losses from the extinguishment of debt to be classified as an extraordinary item in the income statement. These gains and losses will now be classified as extraordinary only if they meet the criteria for such classification as outlined in APB Opinion 30, which allows for extraordinary treatment if the item is material and both unusual and infrequent in nature. The statement also rescinds SFAS No. 44 related to the accounting for intangible assets for motor carriers and amends SFAS No. 13 to require certain lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for as such. The changes required by SFAS No. 145 are not expected to have a material impact on results of operations, financial position, or liquidity.

     In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated With Exit or Disposal Activities, which becomes effective for the Company beginning January 1, 2003. This statement requires a cost associated with an exit or disposal activity, such as the sale or termination of a line of business, the closure of business activities in a particular location, or a change in management structure, to be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by the Company for such cost. Applicable costs include employee termination benefits, contract termination costs, and costs to consolidate facilities or relocate employees. SFAS No. 146 supersedes EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, which in some cases required certain costs to be recognized before a liability was actually incurred. The adoption of this standard is not expected to have a material impact on results of operations, financial position, or liquidity.

     On October 1, 2002, the Financial Accounting Standards Board issued SFAS No. 147, Acquisitions of Certain Financial Institutions, which amends certain provisions of SFAS No. 72, SFAS No. 144, and FASB Interpretation No. 9. SFAS No. 147 removes acquisitions of financial institutions from the scope of SFAS No. 72 and requires that such acquisitions be accounted for in accordance with SFAS No. 141, Business Combinations. If the acquisition meets the definition of a business combination, it shall be accounted for by the purchase method in accordance with the provision of SFAS No. 141. Any goodwill that results will be accounted for in accordance with the provisions of SFAS No. 142. If the acquisition does not meet the definition of a business combination, the cost of the assets acquired shall be allocated to the individual assets acquired and liabilities assumed based on their relative fair values and shall not give rise to goodwill.

     In addition, this proposed statement would amend SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit-cardholder intangible assets. Accordingly, those intangible assets would be subject to the same undiscounted cash flow recoverability tests and impairment loss recognition and measurement provisions that SFAS No. 144 requires for long-term tangible assets and other finite-lived intangible assets that are held and used. The adoption of this standard did not have a material effect on the Company's financial statements.

     In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The Company will not adopt the fair value method of recording stock options under SFAS No. 123 and, accordingly, this standard will not have a material impact on results of operations, financial position or liquidity.

3.   BUSINESS COMBINATIONS

     During the year ended December 31, 2002, one of the Company's subsidiaries acquired an insurance agency. The transaction was accounted for using the purchase method of accounting. Total acquisition cost of the company was $90,900, including brokers' commissions of $900. The purchase price was allocated as follows:

   Contracts and related customer relationships                $60,900
   Goodwill                                                     30,000

     The amount due to the entities acquired in this transaction and acquisitions occurring in previous years is payable over a remaining period of two years. During 2002 $185,000 has been paid related to the purchase agreements. A schedule of future amounts payable under the notes payable are as follows:

                           2003                               $138,000
                           2004                                 30,000

     The notes do not include an interest factor.

4.   INVESTMENT SECURITIES

     The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                                         Gross          Gross       Estimated
                                                       Amortized      Unrealized     Unrealized       Fair
                                                          Cost           Gain          Losses        Value
                                                      ------------    -----------    -----------   ------------

December 31, 2002:
   Investment securities available-for-sale:
     Obligations of U.S. Government agencies           $ 1,998,896       $ 29,845      $      -    $  2,028,741
     Mortgage-backed securities                         17,594,049        416,218        15,854      17,994,413
                                                       -----------       --------      --------    ------------
                                                        19,592,945        446,063        15,854      20,023,154
   Investment securities held-to-maturity -
     Collateralized mortgage obligations                 1,430,628         18,207             -       1,448,835
                                                       -----------       --------      --------    ------------

                                                       $21,023,573       $464,270      $ 15,854    $ 21,471,989
                                                       ===========       ========      ========    ============
December 31, 2001:
   Investment securities available-for-sale:
     Obligations of U.S. Government agencies           $ 1,000,000       $      -      $ 10,000    $    990,000
     Mortgage-backed securities                         18,066,025        144,677        97,611      18,113,091
                                                       -----------       --------      --------    ------------
                                                        19,066,025        144,677       107,611      19,103,091
   Investment securities held-to-maturity -
     Collateralized mortgage obligations                   722,765          7,395             -         730,160
                                                       -----------       --------      --------    ------------

                                                       $19,788,790       $152,072      $107,611    $ 19,833,251
                                                       ===========       ========      ========    ============


     The amortized cost and estimated fair values of investment securities by contractual maturity date at December 31, 2002 are as follows:

                                                                Estimated
                                               Amortized           Fair
                                                 Cost             Value
                                             --------------    ------------
Investment securities available-for-sale:
   Within one year                             $   173,110      $   178,308
   1 -   5 years                                 6,688,198        6,882,583
   6 - 10 years                                  3,300,940        3,437,226
   After 10 years                                9,430,697        9,525,037
                                               -----------      -----------
                                                19,592,945       20,023,154
                                               -----------      -----------

Investment securities held-to-maturity:
   Within one year                                       -                -
   1 -   5 years                                   411,791          419,546
   6 - 10 years                                     57,488           57,959
   After 10 years                                  961,349          971,330
                                               -----------      -----------
                                                 1,430,628        1,448,835
                                               -----------      -----------

         Totals                                $21,023,573      $21,471,989
                                               ===========      ===========

     Expected  maturities  will  differ  from  contractual   maturities  because
borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Investments in mortgage-backed securities with an amortized cost of $1,012,849 and an estimated fair value of $1,028,375 have been pledged as collateral for credit extended by the Federal Home Loan Bank of Atlanta ("FHLB") at December 31, 2002.

     The gross realized gains and losses on debt securities for the years ended December 31, 2002 and 2001 are as follows:

                                          2002                   2001
                                  --------------------  ----------------------
                                    Gross     Gross       Gross        Gross
                                  Realized   Realized    Realized    Realized
                                    Gains     Losses       Gains       Losses
                                  ---------  --------    ---------   ---------

Securities available-for-sale      $60,140     $  -        $4,375     $  -
                                   =======     ====        ======     =====

     Proceeds from sales of securities available-for-sale amounted to $5,389,662 and $995,625 for the years ended December 31, 2002 and 2001, respectively.

     Net unrealized holding gain (loss) on available-for-sale securities that has been included in accumulated other comprehensive income amounted to $247,680 and $51,653 for the years ended December 31, 2002 and 2001, respectively. The amount of gains (losses) reclassified out of accumulated other comprehensive income amounted to $60,140 and $4,375 for the years ended December 31, 2002 and 2001, respectively.

4.   LOANS RECEIVABLE

     Loans receivable consist of the following at December 31:



                                                   2002              2001
                                                ------------      -----------
     Categories:
       Mortgage loans:
         Residential:
           Permanent 1 - 4 single family        $19,942,010       $17,242,756
           Land                                       4,579             5,301
           Commercial                             3,129,141           912,298
       Consumer loans:
         Home equity loans                       19,506,951        18,652,923
         Secured loans                           17,428,290        17,562,957
         Other                                    4,774,100         4,571,987
       Commercial                                 1,707,180           684,025
                                                -----------       -----------
               Total loans                       66,492,251        59,632,247
       Net deferred loan costs                      424,271           391,546
                                                -----------       -----------
                                                 66,916,522        60,023,793
       Less allowance for loan losses               579,627           662,885
                                                -----------       -----------

               Loans receivable, net            $66,336,895       $59,360,908
                                                ===========       ===========


     Loans aggregating $19,320,357 and $16,808,318 have been pledged to the FHLB as collateral for credit extended by the FHLB for short-term borrowings at December 31, 2002 and 2001, respectively.

     Nonperforming loans amounted to approximately $54,000 and $250,000 as of December 31, 2002 and 2001, respectively. The amount of interest income that would have been recorded on loans in nonaccrual status at period-end, had such loans performed in accordance with their terms, was immaterial.

     The allowance for loan losses activity at December 31, is as follows:

                                             2002               2001
                                           ---------          ---------

     Balance at beginning of year           $662,885          $599,739
     Provision for loan losses               216,000           180,000
     Recoveries                               67,065            48,850
     Loan loss write-offs                   (366,323)         (165,704)
                                            --------          --------

     Balance at end of year                 $579,627          $662,885
                                            ========          ========

     Impairment of loans having recorded investments of approximately $54,000 and $359,000 at December 31, 2002 and 2001, respectively, has been recognized in conformity with SFAS No. 114 as amended by SFAS Statement No. 118. The average recorded investments in impaired loans during 2002 and 2001 approximate $122,000 and $296,000, respectively. Interest income on impaired loans of approximately $7,100 and $17,800 was recognized for cash payments received in the years ended December 31, 2002 and 2001, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified. The valuation allowance for impaired loans was $47,969 and $172,672 at December 31, 2002 and 2001, respectively.

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


                                                     2002           2001
                                                   --------       ---------

         Balance at beginning of year              $236,000       $ 254,000
         Additional borrowings                      345,716         128,000
         Repayments                                 (33,028)       (146,000)
                                                   --------       ---------

         Balance at end of year                    $548,688       $ 236,000
                                                   ========       =========

5.   PROPERTY AND EQUIPMENT

     Property   and   equipment   at  December  31  are   summarized   by  major
classifications as follows:

                                                   2002              2001
                                                ----------        ----------

      Building                                  $  444,685        $        -
      Leasehold improvements                     1,083,434           627,109
      Furniture, fixtures and equipment          1,273,921         1,038,255
                                                ----------        ----------
                                                 2,802,040         1,665,364
        Less allowance for depreciation            924,179           687,373
                                                ----------        ----------
                                                 1,877,861           977,991
      Land                                       1,042,994                 -
                                                ----------        ----------

                                                $2,920,855        $  977,991
                                                ==========        ==========

     Depreciation expense totaled $236,806 and $213,759 for the years ended December 31, 2002 and 2001, respectively.

     The Company has entered into a construction contract for a branch in Columbia, Maryland. As of December 31, 2002 total expenditures for land and building have been $1,500,000. The Company has commitments under the construction contract for and additional $989,000 for the project. The construction of the branch is expected to be completed in 2003.

6.   GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill and other intangible assets represent the excess of the cost of assets acquired in business combinations accounted for under the purchase method of accounting over the fair value of the net assets acquired at the dates of acquisition. The significant components of goodwill and intangible assets are as follows:


                                    2002                                                 2001
                  ---------------------------------------------    --------------------------------------------------
                                                      Weighted                                             Weighted
                     Gross                    Net     Average         Gross                      Net        Average
                  Carrying   Accumulated   Carrying   Remaining      Carrying   Accumulated    Carrying    Remaining
                   Amount    Amortization    Amount      Life         Amount    Amortization    Amount        Life
                  --------   ------------  ---------  ---------     ---------   ------------   ---------   ---------


Goodwill           $165,667     $     -     $165,667      -          $135,667       $  -        $135,667      -
Contracts and
 related customer
 relationships      252,473      22,711      229,762    9.1 years     191,573          -         191,573     10 years
                  ---------     -------     --------                 --------       ----        --------

                   $418,140     $22,711     $395,429                 $327,240       $  -        $327,240
                   ========     =======     ========                 ========       ====        ========


     Amortization expense on intangible assets for the years ended December 31, 2002 and 2001 was $22,711 and $0, respectively.

7.   DEPOSITS

     Deposits at December 31, 2002 and 2001 are as follows:

                                                        2002            2001
                                                     ------------   -----------

     Checking                                          7,981,416    $ 6,968,415
     Regular savings                                  21,320,850     19,332,984
     Money markets                                    12,979,421     10,809,203
     IRA's floating rate                               2,716,498      2,653,334
     Certificate of deposits (including IRA CDs)      28,656,005     21,653,157
                                                     -----------    -----------

                                                     $73,654,190    $61,417,093
                                                     ===========    ===========

     Scheduled maturities of certificate of deposits are as follows:

                                           December 31,
                                               2002
                                           ------------

                2003                        $14,950,234
                2004                          4,976,938
                2005                          3,741,612
                2006                          1,370,051
                2007                          3,611,629
                Thereafter                        5,541
                                            -----------

                                            $28,656,005
                                            ===========

     Officers'  and  directors'   savings  accounts  amounted  to  approximately
$912,000 and $877,000 at December 31, 2002 and 2001, respectively.

     Deposits over $100,000 approximated $19,430,000 and $13,587,000 at December 31, 2002 and 2001, respectively.

8.   BORROWINGS

     Borrowings consist of FHLB advances at December 31, 2002 and 2001 and are summarized as follows:

                                    2002                      2001
                          ----------------------    --------------------------
                                        Weighted                    Weighted
                                         Average                     Average
                                        Interest                    Interest
                            Amount        Rate          Amount         Rate
                          ----------    --------     ------------   ----------

   Less than one year     $10,000,000      4.14%      $         -       .00%
   One to two years         1,000,000      4.72        11,000,000      5.28
   Thereafter               1,500,000      4.78         1,500,000      4.78
                          -----------                 -----------

                          $12,500,000      4.26%      $12,500,000      5.22%
                          ===========                 ===========


     The Company has $11,500,000 in adjustable rate advances and $1,000,000 in fixed rate advances from the FHLB at December 31, 2002.

     At December 31, 2002, the Company had line of credit commitments with the FHLB totaling $24,255,000 of which $12,500,000 was advanced and $11,755,000 was available at December 2002. As of December 31, 2002, the Company's adjustable rate FHLB advances include $1,500,000 of advances with a scheduled maturity of 2011. The FHLB under certain circumstances, has a one time call provision in 2006 related to this advance.

     The Bank has pledged various mortgage-backed investment securities and residential real estate mortgage loans as collateral for FHLB advances.

9.   INCOME TAXES

     Income tax expense for the years ended December 31, consists of the following:

                                                    2002          2001
                                                 ---------     ---------

         Current income taxes:
           Federal                                $147,019      $210,070
           State                                    52,080        46,505
                                                  --------      --------
                                                   199,099       256,575
                                                  --------      --------

         Deferred income taxes:
           Federal                                  60,853       (10,809)
           State                                    13,472        (2,388)
                                                  --------      --------
                                                    74,325       (13,197)
                                                  --------      --------

               Total income tax expense           $273,424      $243,378
                                                  ========      ========

     Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities, shown as the sum of the appropriate tax effect for each significant type of temporary difference, are presented below for the years ended December 31:


                                                           2002          2001
                                                        ----------    ---------
   Deferred tax assets:
     Organization expenses                               $  1,884      $ 13,173
     Other                                                  4,632             -
                                                         --------      --------

         Gross deferred tax assets                          6,516        13,173
                                                         --------      --------
   Deferred tax liabilities:
     Allowance for loan losses                             42,265        10,111
     Deferred loan costs                                  105,888        86,713
     Depreciation                                          80,056        63,717
                                                         --------      --------

         Gross deferred tax liabilities                   228,209       160,541
                                                         --------      --------

   Total from operations                                  221,693       147,368

   Unrealized gains on available-for-sale securities      166,147        17,171
                                                         --------      --------

         Net deferred tax liability                      $387,840      $164,539
                                                         ========      ========

     A two-year reconciliation of the difference between the statutory federal income tax rate and the effective tax rate for the Company is as follows:

                                                                2002     2001
                                                               ------   -------

    Federal income tax rate                                     34.0%    34.0%
    Increase (decrease) resulting from:
      State income taxes, net of federal income tax benefit      4.6      4.6
      Other                                                     (1.6)    (1.7)
                                                               -----    -----

          Effective tax rate                                    37.0%    36.9%
                                                                ====     ====

10.  EMPLOYEE BENEFIT PLANS

     401(k) Plan
     -----------

     The Bank has a 401(k) plan for all eligible employees. The contribution to the plan is a fixed percentage of the participants' compensation. The cost of the plan for the years ended December 31, 2002 and 2001 approximated $45,000 and $44,200, respectively.

     Employee Stock Ownership Plan
     -----------------------------

     The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers all employees who work twenty or more hours per week. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with

Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share (EPS) computations. ESOP compensation expense was $68,400 and $41,000 for the years ended December 31, 2002 and 2001, respectively. The ESOP shares for the year ended December 31, 2002 were as follows:

         Allocated shares                               2,593
         Shares released for allocation                 3,241
         Unreleased shares                             26,576
                                                       ------

             Total ESOP shares                         32,410
                                                       ======

     Fair value of unreleased shares at December 31, 2002 was $544,808.

     Stock Options
     -------------

     The Company has stock option award arrangements, which provide for the granting of options to acquire common stock to directors and key employees. Option prices are equal to or greater than the estimated fair value of the common stock at the date of the grant. Options granted under the 2002 Stock Option Plan (the "Plan") have a three-year vesting schedule with the first year vested upon issuance. Options do not become exercisable until six months after the date of grant. All options expire ten years after the date of grant.

     During the year ended December 31, 2002 the Company granted a total of 10,300 stock options to directors and key employees. There were no options outstanding at December 31, 2001. Information with respect to stock options is as follows for the year ended December 31, 2002:

                                                                    Weighted
                                                                     Average
                                                  Number            Exercise
                                                 of Shares            Price
                                                 ---------          ---------

     Outstanding at beginning of year                   -             $    -
     Granted                                       10,300              21.12
     Exercised                                          -                  -
     Forfeited/cancelled                                -                  -
                                                   ------             ------

     Outstanding at end of year                    10,300             $21.12
                                                   ======             ======

       Options outstanding are summarized as follows at December 31, 2002:


                                    Options Outstanding
                ---------------------------------------------------
                                         Weighted
                                          Average
                                         Remaining        Options
                                        Contractual     Exercisable
                Exercise                    Life        -----------
                  Price       Shares      (Years)         Shares
                --------      ------    ------------    -----------

                 $21.12       10,300        9.3             3,433

     The weighted average fair value of options granted during 2002 was $10.69 on the date of the grant. The fair value of options granted is estimated on the date of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options, which have different characteristics from the Company's stock options. The model is also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate. As a result, management believes the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options. The following weighted average assumptions were used for the year ended December 31, 2002:

            Dividend yield                                0.00%
            Expected volatility                          29.17%
            Risk-free interest rate                       4.58%
            Expected lives (in years)                       10

     The option strike price was equal to the market price of the common stock at the date of the grant for all options granted in 2002 and, accordingly, no compensation expense related to options was recognized. If the Company had applied a fair value based method to recognize compensation cost for the options granted, net income and earnings per share would have been changed to the following pro forma amounts for the year ended December 31, 2002:


         Net income - as reported                                     $465,577

         Deduct:  Total stock-based employee compensation
           determined under fair value based method for all
           awards, net of related income tax effects                   (22,518)
                                                                      --------

         Pro forma net income                                         $443,059
                                                                      ========

         Earnings per share:
           Basic and diluted - as reported                             $1.34
                                                                       =====
           Basic and diluted - pro forma                               $1.27
                                                                       =====

     For purposes of pro forma disclosures, the estimated minimum value of the options is amortized to expense over the option's vesting period. Note that the effects of applying SFAS No. 123 for pro forma disclosures in the current year are not necessarily representative of the effects on pro forma net income for future years.

11.  REGULATORY CAPITAL

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes as of December 31, 2002, that the Bank meets all capital adequacy requirements to which they are subject.

     As of December 31, 2002, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

     Actual capital amounts and ratios for the Bank are presented in the table below:

                                                                                           To be
                                                                                      Well Capitalized
                                                                                         Under Prompt
                                                                    For Capital       Corrective Action
                                                   Actual          Adequacy Purposes      Provision
                                              -----------------   -------------------  -------------------
                                               Amount     Ratio     Amount     Ratio     Amount      Ratio
                                              ----------  -----   ----------   ------  ----------    -----

As of December 31, 2002:
   Total capital (to risk-weighted assets)    $9,166,267   14.3%  $5,132,000   8.0%    $6,415,000    10.0%

   Tier 1 capital (to risk-weighted assets)    8,625,565   13.4    2,566,000   4.0      3,849,000     6.0

   Tier 1 capital (to average assets)          8,625,565    9.5    3,647,000   4.0      4,558,000     5.0

As of December 31, 2001:
   Total capital (to risk-weighted assets)    $8,624,473   14.8%  $4,667,000   8.0%    $5,834,000    10.0%

   Tier 1 capital (to risk-weighted assets)    8,034,886   13.8    2,334,000   4.0      3,500,000     6.0

   Tier 1 capital (to average assets)          8,034,886   10.1    3,191,000   4.0      3,989,000     5.0



     The following is a reconciliation of capital computed under accounting principles generally accepted in the United States of America to regulatory capital at December 31, 2002:


                                              GAAP        Tangible       Core         Total
                                             Capital       Capital      Capital      Capital
                                            ----------   -----------  -----------   ----------

GAAP capital                                $8,896,596   $8,896,596   $8,896,596    $8,896,596
                                            ==========


Accumulated losses (gains) on certain
   available-for-sale securities                           (271,031)    (271,031)     (271,031)
Additional capital items - general
  valuation allowance                                             -            -       540,702
                                                         ----------   ----------    ----------

Regulatory capital - computed                            $8,625,565   $8,625,565    $9,166,267
                                                         ==========   ==========    ==========

     The following is a reconciliation of capital computed under accounting principles generally accepted in the United States to regulatory capital at December 31, 2001:

                                              GAAP        Tangible       Core         Total
                                             Capital       Capital      Capital      Capital
                                            ----------   -----------  -----------   ----------

GAAP capital                                $8,058,237   $8,058,237   $8,058,237    $8,058,237
                                            ==========

Accumulated losses (gains) on certain
   available-for-sale securities                            (23,351)     (23,351)       (23,351)
Additional capital items -
   General valuation allowance                                    -            -        589,587
                                                         ----------   ----------     ----------

Regulatory capital - computed                            $8,034,886   $8,034,886     $8,624,473
                                                         ==========   ==========     ==========

     The conversion to stock ownership provides for the establishment of a liquidation account for the benefit of eligible deposit account holders (as defined). The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts with the Bank after the conversion. The liquidation account will be reduced annually to the extent eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

     The Bank may not declare or pay cash dividends if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would violate regulatory requirements.

12.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     Loans Receivable
     ----------------

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

     Borrowed Funds
     --------------

     The fair value of borrowed funds was determined using a cash flow approach based on market rates.

     Commitments to Extend Credit
     ----------------------------

     The Company's adjustable rate commitments to extend credit move with market rates and are not subject to interest rate risk. For the Company's fixed rate commitments to extend credit, fair value considers the difference between current levels of interest rates and the committed rates.

     The estimated fair values of the Bank's financial instruments, excluding goodwill, as of December 31, are as follows:

                                                       2002                       2001
                                           --------------------------   ---------------------------
                                                          Estimated                     Estimated
                                            Carrying         Fair         Carrying         Fair
                                             Amount         Value         Amount          Value
                                            ----------   ------------    ----------    -----------

       Financial assets:
         Cash and cash equivalents          $ 4,094,866   $ 4,094,866    $ 2,359,036   $ 2,359,036
         Investment securities               21,453,782    21,471,989     19,825,847    19,833,251
         Loans receivable                    66,472,312    66,659,627     60,023,793    60,005,521
         Investment in FHLB stock               875,000       875,000        930,800       930,800

       Financial liabilities:
         Deposits                            73,654,190    72,969,312     61,417,093    60,880,095
         Borrowed funds                      12,500,000    12,300,000     12,500,000    12,248,750



     Off-Balance Sheet Financial Assets:

                                                       2002                        2001
                                            --------------------------  ---------------------------
                                              Estimated                  Estimated
                                               Contract    Estimated      Contract      Estimated
                                                Amount     Fair Value       Amount      Fair Value
                                            -----------   ------------   ------------  ------------

       Commitments to extend credit         $16,231,000    $16,222,000    $15,092,000   $15,036,000


13.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

     Loan and credit line commitments, totaled $16,231,000 at December 31, 2002 and $15,092,000 at December 31, 2001. These commitments are contingent upon continuing customer compliance with the terms of the agreement.

     Variable rate loan commitments were at current market rates ranging from 4.25% to 9.25% for December 31, 2002 and 2001, respectively.

14.  RENT/RELATED PARTY TRANSACTIONS

     The Bank occupies administrative and banking facilities in Owings Mills, Maryland. The Bank does not make rental payments on these premises. However, BUCS Federal has an agreement with CareFirst (Blue Cross/Blue Shield of Maryland) through March 2009 to process and maintain a cash facility on premises. The estimated value of these service fees for rent expense approximates $120,000 per annum. Non-interest income and occupancy expense include recognition of this agreement.

     In November 2002 the Company entered into an agreement to sublease additional administrative and banking facility space in Owings Mills from CareFirst with an initial term through November 30, 2009. The Bank is required to pay $18,000 per annum under the sublease during the term of the agreement.

     The Bank occupies a branch banking facility in Columbia, Maryland. BUCS Federal prepaid ten (10) years of rent totaling $327,218 for the period July 1, 1999 to June 30, 2009. BUCS Federal has the option to extend the lease for three 5-year periods at a rent to be determined. Occupancy expense is charged $2,750 per month for rent and amortization of the $327,218.

15.  PARENT COMPANY FINANCIAL STATEMENTS

     Condensed financial information for BUCS Financial Corp (parent company only) is as follows:

                             CONDENSED BALANCE SHEET
                           DECEMBER 31, 2002 AND 2001

                                     ASSETS

                                                                         2002             2001
                                                                      ----------      -----------

Cash                                                                  $  161,503        1,169,192
Investment in subsidiaries                                             9,369,368        8,506,786
Notes receivable                                                         298,172          324,100
Other                                                                    105,791           18,155
                                                                      ----------      -----------

         Total assets                                                 $9,934,834      $10,018,233
                                                                      ==========      ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities -
   Other                                                              $        -      $     2,534
                                                                      ----------      -----------

Stockholders' equity:
   Common stock                                                           36,459           40,508
   Additional paid-in capital                                          3,140,377        3,508,708
   Retained earnings                                                   6,486,967        6,443,132
   Accumulated other comprehensive income                                271,031           23,351
                                                                      ----------      -----------

           Total stockholders' equity                                  9,934,834       10,015,699
                                                                      ----------      -----------

           Total liabilities and stockholders' equity                 $9,934,834      $10,018,233
                                                                      ==========      ===========

                          CONDENSED STATEMENT OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                         2002         2001
                                                                       ---------    --------

Interest income                                                        $ 20,880     $ 18,155

Operating expenses                                                       56,149       11,307
                                                                       --------     --------

(Loss) income before income tax expense and equity
   in undistributed income of subsidiaries                              (35,269)       6,848

Income tax (benefit) expense                                            (13,050)       2,534
                                                                       --------     --------

(Loss) income before income in undistributed income of subsidiaries     (22,219)       4,314

Equity in undistributed income of subsidiaries                          487,796      412,210
                                                                       --------     --------

Net income                                                             $465,577     $416,524
                                                                       ========     ========

                        CONDENSED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                      2002                2001
                                                                  -----------         -----------

Cash flows from operating activities:
   Net income                                                     $   465,577         $   416,524
   Adjustments to reconcile net income to cash
     provided by operating activities:
     Equity in undistributed income of subsidiaries                  (487,796)           (412,210)
     Net increase in other assets                                     (84,266)            (18,155)
     Net increase in other liabilities                                 (2,534)              2,534
                                                                  -----------         -----------

           Net cash used in operating activities                     (109,019)            (11,307)
                                                                  -----------         -----------

Cash flows from investing activities:
   Loan to subsidiary                                                       -            (324,100)
   Initial investment in subsidiaries                                (100,000)         (2,029,545)
   Proceeds from notes receivable                                      25,928                   -
                                                                  -----------         -----------

           Net cash used in investing activities                      (74,072)         (2,353,645)
                                                                  -----------         -----------

Cash flows from financing activities:
   Proceeds from issuance of common stock                                   -           3,534,144
   Repurchase of common stock                                        (830,112)                  -
   Liquidating dividend from subsidiary                                 5,514                   -
                                                                  -----------          ----------

           Net cash (used) provided by financing activities          (824,598)          3,534,144
                                                                  -----------          ----------

NET (DECREASE) INCREASE IN CASH                                    (1,007,689)          1,169,192

CASH AT BEGINNING OF YEAR                                           1,169,192                  -
                                                                   ----------          ----------

CASH AT END OF YEAR                                                $  161,503          $1,169,192
                                                                   ==========          ==========

                              Corporate Information

                               BUCS Financial Corp
                       10455 Mill Run Circle, P.O. Box 625
                             Owings Mills, MD 21117
                                 (410) 998-5304

                                BUCS Federal Bank

10455 Mill Run Circle          10802 Red Run Blvd      8801 Columbia 100 Parkway
Owings Mills, MD 21117       Owings Mills, MD 21117      Columbia, MD  21045

                                 Armor Insurance
100 Owings Court, Suite 3                                3203 Corporate Court
Reisterstown, MD  21136                                 Ellicott City, MD 21042

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

                               EXECUTIVE OFFICERS

Herbert J. Moltzan          James E. Shinsky                Debra  J. Vinson
 President & CEO          Senior Vice President          Senior Vice President

                  William H. Howard           Matthew Ford
                Senior Vice President      Vice President & CFO

Local Counsel                                                 Independent Auditor
Gordon, Feinblatt, Rothman, Hoffberger, & Hollander, LLC      Stegman & Company
233 E. Redwood St.                                            405 E. Joppa Rd., Ste. 200
Baltimore, MD  21202                                          Baltimore, MD  21286

Special Counsel                                               Transfer Agent and Registrar
Malizia Spidi & Fisch, PC                                     Registrar & Transfer
1100 New York Ave., N.W., Ste. 340 W.                         10 Commerce Dr.
Washington, DC  20005                                         Cranford, NJ  07016


The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Herbert J. Moltzan, President & CEO, at the Company's Mill Run Circle Office. The Annual Meeting of Stockholders will be held on April 30, 2003 at 5:00 PM at the BUCS Federal Bank Offices, 10802 Red Run Blvd., Owings Mills, MD 21117.