Form 10KSB, Exhibit 13
period 2003-12-31
BUCS FINANCIAL CORP
filed 2004-03-30
CIK 1125813

BUCS Financial Corp
                                  Annual Report


                                Table of Contents


Letter to Stockholders......................................................   1

Corporate Profile...........................................................   2

Stock Price Information.....................................................   3

Selected Financial Ratios and Other Data....................................   4

Management's Discussion and Analysis........................................   5

Report of Independent Auditors..............................................  14

Consolidated Financial Statements...........................................  15

Notes to Consolidated Financial Statements..................................  21

Corporate Information.......................................................  43

                               BUCS Financial Corp

Dear Fellow Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present the 2003 Annual Report to the Stockholders of BUCS Financial Corp (the "Company").

2003 proved to be another successful year as we continue to grow the Company, BUCS Federal Bank ("the Bank") and Armor Insurance Group, Inc. ("Armor"). Despite increased non-interest expenses related to the opening of two new branches and a new computer operations center in January, September, and October 2003, respectively, diluted earnings for the year ended December 31, 2003 were $460,000, or $1.24 per share, compared to $466,000, or $1.21 per share for 2002.

Gross commission revenue from the sale of property and casualty, life, and health insurance products by Armor, the Company's wholly-owned subsidiary, was approximately $440,000 in 2003, an increase of 18% from 2002.

Growth trends were excellent with total assets at December 31, 2003 reaching $118.3 million, as compared to $96.8 million at December 31, 2002. A $10.5 million or 14.3% increase in deposits, a $7.8 million increase in Federal Home Loan Bank borrowings and the sale of $3.0 million of pooled capital securities helped fund a $10.8 million or 16.2% growth of loans receivable, net and a $9.8 million or 683.2% increase in securities held to maturity. Loans receivable, net totaled $77.1 million at December 31, 2003 compared to $66.3 million at December 31, 2002. The loan growth included a $1.0 million or 32.0% increase in commercial real estate loans, a $5.8 million or 29.1% increase in one-to-four family residential loans, a $3.8 million or 19.6% increase in home equity loans and a $1.4 million or 85.4% increase in commercial loans. The increase in securities held to maturity was the result of implementation of a $10 million leverage strategy in April 2003.

At year-end, stockholders' equity was $10.0 million, resulting in total book value per share and tangible book value per share, adjusted for a 10% stock dividend that was paid on January 31, 2004, of $24.93 and $24.11, respectively.

We believe that the investments we made in people, technology, and facilities during 2003 will be key in growing the asset base of the Company. We were able to double the number of full-service branches we operate and expand our market presence during 2003 while not reducing shareholder earnings from the prior year.

We expect that the investments in the infrastructure of the Company put into place in 2003 will help fuel continued excellent asset growth and improved earnings into 2004 and beyond. We thank you for your support; we are committed to enhancing your investment in the Company.

                                           Sincerely,

                                           /s/Herbert J. Moltzan

                                           Herbert J. Moltzan
                                           President and Chief Executive Officer

CORPORATE PROFILE

         BUCS Financial Corp (the "Company") was formed as a Maryland corporation in October 2000 at the direction of BUCS Federal Bank (the "Bank") in connection with Bank's conversion from mutual to stock form of ownership. The Company acquired all of the capital stock issued by the Bank upon its conversion. On March 14, 2001, the Bank completed its conversion in connection with a $4.05 million initial public offering of the Company's common stock. The Company is a savings and loan holding company which, under existing laws, is permitted to engage in financially related activities, beyond those business activities permissible for the Bank. At the present time, the Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and Armor Insurance Group, Inc ("Armor") and investing the Company's portion of the net proceeds obtained in the mutual to stock conversion.

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

         The Bank is a federally chartered stock savings bank, providing traditional retail banking services, one-to-four family residential mortgage loans, consumer loan products, including home equity, auto, personal loans, and commercial loans to small businesses in its market area. The Bank in an approved lender for Small Business Administration guaranteed loans. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and its deposits are federally insured by the Federal Deposit Insurance Corporation (the "FDIC") under the Savings Association Insurance Fund (the "SAIF"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank (the "FHLB") of Atlanta, which is one of the twelve regional banks in the FHLB system.

         Armor Insurance Group, Inc. was formed in late 1999 as a limited liability company and wholly-owned subsidiary of the Bank. Subsequent to the Bank's mutual-to-stock conversion, Armor was restructured as a subsidiary of the Company and in December 2001 converted to a Maryland corporation. Armor is a traditional multi-line property and casualty insurance agency with an office located in Ellicott City, Maryland. Armor sells automobile, homeowners, life, health, and small business property and casualty insurance policies to individuals and small businesses throughout central Maryland. In separate cash deals Armor has acquired four smaller insurance agencies, Comprehensive Insurance Associates, Inc. and the Carolyn Brooks Agency Inc. in August 2001, Scott & Geiger, Inc. in June 2002, and First Choice Insurance Solutions in December 2003.

         During March 2003, the Company formed a wholly-owned subsidiary, BUCS Financial Capital Trust I, to facilitate the sale of $3 million of pooled capital securities.

Stock Price Information

         The Company's common stock has traded on the OTC-Electronic Bulletin Board under the trading symbol "BUCS" since it commenced trading on March 15, 2001. The following table reflects high and low sale closing prices for the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The following information has been adjusted for a 10% stock dividend paid by the Company on January 31, 2004.

         2003                                     High              Low
         ----                                     ----              ---

         First Quarter                           $19.92            $19.00

         Second Quarter                          $20.19            $19.86

         Third Quarter                           $21.15            $20.19

         Fourth Quarter                          $24.55            $21.15

         2002                                     High              Low
         ----                                     ----              ---

         First Quarter                           $17.82            $15.12

         Second Quarter                          $19.58            $17.37

         Third Quarter                           $18.99            $18.27

         Fourth Quarter                          $18.90            $17.33

         The number of shareholders of record as of March 12, 2004 was approximately 275. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 12, 2004, there were 400,984 shares of the Company's common stock outstanding.

         As yet, the Company has not paid cash dividends to stockholders. If and when it does, the ability to pay dividends will be largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with its mutual-to-stock conversion, or (2) the regulatory requirements imposed by the OTS.

Selected Financial Ratios and Other Data

--------------------------------------------------------------------------------
                                                           For the Years Ended
                                                               December 31,
Selected Financial Ratios and Other Data                   2003          2002
                                                           ----          ----
Performance Ratios
Return on average assets                                   0.41%         0.50%
Return on average equity                                   4.71%         4.86%
Net interest rate spread                                   2.99%         3.17%
Net interest margin on average  interest-
      earning assets                                       3.08%         3.36%
Average interest-earning assets to
      average interest-bearing liabilities               103.69%       106.79%
Efficiency Ratio  (non-interest expense
      divided by the sum of net interest
      income and noninterest income)                      84.34%        81.98%

Asset Quality Ratios
Non-performing loans to total loans, net                   0.06%         0.08%
Non-performing loans to total assets                       0.04%         0.06%
Net charge offs to average loans
       outstanding                                         0.29%         0.48%
Allowance for loan losses to total loans                   0.82%         0.87%

Capital Ratios
Average equity to average assets                           8.64%        10.36%
Equity to assets at period end                             8.45%         9.99%

--------------------------------------------------------------------------------

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

         The Board of Directors has established an asset liability management committee which consists of the Bank's president and chief executive officer, its senior officers, including two vice-presidents, and two members of the Board of Directors, one also serves as treasurer. The committee meets periodically to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management topics.

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

         The Bank has also made a significant effort to maintain its level of lower costs deposits as a method of enhancing profitability. At December 31, 2003, the Bank had approximately 40% of its deposits in relatively low cost savings and non-interest bearing checking accounts. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates. This stability enables the Bank to offset the impact of rising rates in other deposit accounts.

         Quantitative Analysis. The Bank uses the Interest Rate Exposure Report prepared by the Office of Thrift Supervision based on information provided by the Bank to monitor its exposure to interest rate risk. The following table presents the effect on the Banks net portfolio value (NPV) as of December 31, 2003 of upward and downward shifts (shock) in the Treasury yield curve.

--------------- ------------------------------- --------------------------------
            Net Portfolio Value (ANPV)    NPV as % of Present Value of Assets
--------------- ------------------------------- --------------------------------
  Change in                                                         Basis Point
   Rates(1)   $ Amount   $ Change       % Change      NPV Ratio       Change
   --------   --------   --------       --------      ---------       ------
            (Dollars in thousands)
+300 bp         11,252    -2,676           -19           9.53         -181bp
+200 bp         12,248    -1,679           -12          10.23         -111bp
+100 bp         13,177      -750            -5          10.86          -48bp
   0 bp         13,928                                  11.35
-100 bp         14,185       258            +2          11.46          +11bp


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


Changes in Financial Condition

         The Company's total assets of $118.3 million at December 31, 2003 reflect an increase of $21.5 million or 22.3% as compared to $96.8 million at December 31, 2002. The increase in assets was comprised of increases in loans receivable, net, of $10.8 million, investment securities of $6.7 million, property and equipment, net, of $1.8 million, and other assets of $2.8 million, partially offset by a decrease in cash and cash equivalents of $608,000. The increase in loans receivable was mainly the result of strong demand for mortgage loans, especially refinances, home equity lines of credit, and small business loans. The increase in property and equipment, net, resulted primarily from construction of a new branch in Columbia, Maryland and the purchase of new imaging and loan processing hardware and software. The increase in other assets is primarily the result of the Bank investing $2,000,000 in bank-owned life insurance during 2003.

         The increase in the Company's liabilities was due primarily to a $10.5 million or 14.3% increase in deposits, a $7.8 million or 62.4% increase in advances from the Federal Home Loan Bank ("FHLB"), and the sale of $3.0 million of pooled capital securities in March 2003 through a newly formed subsidiary, BUCS Financial Capital Trust I. The increase in deposits is attributed to growth at all four of the Bank's branches, especially in small business deposits. The Bank increased advertising and community investment during 2003, mainly in conjunction with the two new branch openings. The advances from the FHLB and the proceeds of the sale of pooled capital securities were used primarily for the purchase of mortgage-backed securities in conjunction with a leverage strategy implemented in April 2003.

         Stockholders' equity totaled $10.0 million at December 31, 2003, an increase of $329,000 or 3.4%. The increase is the result of net earnings for the year ended December 31, 2003 and the effect of the allocation of shares from the Bank's Employee Stock Ownership Plan ("ESOP") totaling $548,000, partially offset by a $219,000 decline in the unrealized gain on securities available.

Average Balance Sheet

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. The average yields and costs are derived by dividing income and expense by the average balances of assets or liabilities, respectively.

                                                                          Year Ended December 31
                                            ----------------------------------------------------------------------------------
                                                              2003                                      2002
                                            ---------------------------------------   ----------------------------------------
                                              Average                                    Average
                                            Outstanding      Interest                  Outstanding    Interest
($ in thousands)                              Balance      Earned/Paid   Yield/Rate      Balance     Earned/Paid   Yield/Rate
                                              -------      -----------   ----------      -------     -----------   ----------
Interest-earning assets:
 Loans receivable (1)                        $ 70,105       $ 4,327         6.17%        $61,885       $4,286          6.93%
 Investment securities (2)                     35,764         1,328         3.71%         26,192        1,209          4.62%
                   --                        --------       -------                      -------       ------
           Total interest-earning assets      105,869         5,655         5.34%         88,077        5,495          6.24%
                                                             ------                                    ------
Noninterest-earning assets:                     7,183                                      4,419
                                             --------                                    -------
           Total assets                      $113,052                                    $92,496
                                             ========                                    =======

Interest-bearing liabilities :
  Savings accounts                           $ 27,283         $ 228         0.84%        $24,641        $ 433          1.76%
  Money market accounts                        15,422           227         1.47%         13,287          310          2.33%
  Certificates of Deposit                      29,971         1,213         4.05%         23,990        1,188          4.95%
  Checking                                     10,563             -         0.00%          8,058            -          0.00%
                   --                        --------       -------                      -------       ------
    Total deposits                             83,239         1,668         2.00%         69,976        1,931          2.76%
   Borrowed Funds                              18,859           727         3.85%         12,500          601          4.81%
                   --                        --------       -------                      -------       ------
          Total interest-bearing liabilities  102,098         2,395         2.35%         82,476        2,532          3.07%
Noninterest-bearing liabilities                 1,186                                        436
                                             --------                                    -------
          Total liabilities                   103,284                                     82,912
Equity                                          9,768                                      9,584
                                             --------                                    -------
         Total liabilities and equity        $113,052                                    $92,496
                                             ========                                    =======

Net Interest income                                          $3,260                                    $2,963
                                                             ======                                    ======
Interest rate spread (3)                                                    2.99%                                      3.17%
                                                                          ======                                     ======
Net yield on interest- earning assets (4)                                   3.08%                                      3.36%
                                                                          ======                                     ======
Ratio of average interest-earning assets
 to average interest-bearing liabilities                                  103.69%                                    106.79%
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

Rate/Volume Analysis

The relationship between the volume and rates of the bank's interest-earning assets and interest-bearing liabilities influence the Bank's net interest income. The following table reflects the sensitivity of the Bank's interest income and interest expense to changes in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate; (2) changes in rate (changes in rate multiplied by old volume); (3) changes in rate/volume (changes in rate multiplied by changes in volume); (4) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.
($ in thousands)

                                                 Year Ended December 31
                                           -------------------------------------
                                                       2003 vs. 2002
                                           -------------------------------------
                                                     Increase (Decrease)
                                                          Due to
                                           -------------------------------------
                                                                Rate/
                                            Volume     Rate    Volume      Net
                                            ------     ----    ------      ---
Interest income:
 Loans receivable                           $  569   $ (466)   $  (62)   $   41
 Investment securities and other               442     (237)      (86)      119
                                            ------   ------    ------    ------
    Total interest-earning assets           $1,011   $ (703)   $ (148)   $  160
                                            ======   ======    ======    ======

Interest expense:
 Savings accounts                           $   46   $ (227)   $  (24)   $ (205)
 Money market accounts                          50     (115)      (18)      (83)
 Certificates of deposit                       296     (217)      (54)       25
 Checking accounts                               -        -         -         -
 Borrowed funds                                306     (119)      (61)      126
                                            ------   ------    ------    ------
    Total interest-bearing liabilities      $  698   $ (678)   $ (157)   $ (137)
                                            ======   ======    ======    ======
                                                                         ======

Change in net interest income               $  313   $  (25)   $    9    $  297
                                            ======   ======    ======    ======

Results of Operations

         Net Income. The Company recorded net income of $460,000 for the year ended December 31, 2003, as compared to $466,000 for 2002, representing a $6,000 decrease. The decrease was primarily attributable to a $910,000 increase in non-interest expense and a $39,000 increase in provision for loan loss expenses. This was partially offset by increases in net interest income of $297,000 and non-interest income of $634,000, and a decrease of $13,000 in provision for income taxes.

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

         The Bank's net interest income increased $297,000 or 10.0% to $3,260,000 for the year ended December 31, 2003, as compared to $2,963,000 for 2002. The average balance of interest-earning assets increased $17.8 million or 20.2%, while the average yield thereon decreased 90 basis points. The average balance of interest-bearing liabilities increased $19.6 million or 23.7% and the average rate paid thereon decreased 72 basis points. The increase in interest-earning assets is attributed to the investment of the increases in deposits and FHLB borrowings. The average yield on interest-earning assets decreased primarily due to the continuation of historically low market interest rates throughout 2003 resulting in lower yields on new loans and investments. The average cost of interest-bearing liabilities decreased less than the average yield of interest-bearing assets mainly because the interest-earning assets repriced faster than the interest-bearing liabilities, and because the majority of the increase in deposits came in higher costing money market and certificate of deposit accounts. The balance of money market and certificate of deposit accounts equaled 56.7% and 56.5% of total deposits as of December 31, 2003 and 2002, respectively.

           The net interest rate spread, which is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, decreased to 2.99% for 2003 from 3.17% for 2002. The decrease in the net interest rate spread is primarily due to the fact that as general market interest rates have fallen, interest-earning assets have been repricing faster than interest-bearing liabilities.

         Provision for Loan Losses. During the years ended December 31, 2003 and 2002, the Company established provisions for loan losses of $255,000 and $216,000, respectively. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is sufficient based on the risk characteristics of the loan portfolio. The increase during the period ended December 31, 2003 of $39,000 is the result of management's decision to increase the allowance due to growth in total loans receivable, net, and to provide for probable losses from a checking deposit overdraft program begun during December 2002.

         Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest Income. Total noninterest income, primarily fees and service charges, increased $634,000 or 27.1% for the year ended December 31, 2003, as compared to the same period in 2002. The $520,000 or 29.1% increase in fees and service charges reflects an emphasis on charging appropriate fees for services, such as ATM fees, insufficient funds fees, and interchange income generated by customers' use of check cards. In addition, income from commissions on insurance sales by the Company's wholly-owned subsidiary, Armor, increased to $440,000 for the year ended December 31, 2003 from $371,000 for 2002. Also included in noninterest income is the value the Bank derives for maintaining a cash facility at two Carefirst Blue Cross Blue Shield ("Carefirst") buildings. Under an agreement with Carefirst, the Bank performs cash related services for Carefirst, its customers and associates in return for office space. The rental value of this office space, approximately $120,000 in both 2003 and 2002, is reported in noninterest income.

         Noninterest Expense. Total noninterest expense increased by $910,000 or 20.9% for the year ended December 31, 2003, as compared to 2002. This increase was attributable to increases of $402,000 or 18.3% in compensation and benefits resulting from addition of employees to staff the two new branch offices opened during 2003, increased cost for employee insurance programs, and normal cost of living increases; $369,000 or 25.7% in office occupancy and operations costs resulting mainly from costs associated with opening the new branch offices; and $173,000 or 90.2% in marketing and advertising. Marketing and advertising costs increased as the Bank introduced new products and strongly promoted the two new office locations during 2003.

         Income Tax Expense. The provision for income taxes totaled $260,000 for the year ended December 31, 2003, as compared to $273,000 for 2002. The $13,000 or 4.8% decrease is the result of decreased net taxable income.

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

         Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income) for the year ended December 31, 2003 totaled $805,000 a decrease of $241,000 as compared to 2002.

         Net cash used by the Bank's investing activities (i.e. cash disbursement, primarily for the purchase of the Bank's investment securities and mortgage-backed securities and funding the Bank's loan portfolio) for December 31, 2003 totaled $22.7 million an increase of $12.1 million as compared to 2002. The increase in cash used was primarily attributable to funding net loan growth of $11.9 million in 2003 as compared to $7.2 million in 2002; an increase in securities held to maturity of $12.0 million in 2003 as compared to an increase of $1.0 million in 2002; and the investment of $2.0 million in bank-owned life insurance during 2003. The increase in net cash uses was partially offset by a decreases resulting from an increase in maturities, redemption and sale of securities available-for-sale of $203,000 as compared to 2002; an increase in proceeds from repayments on securities held-to-maturity of $1.9 million compared to 2002; and a decrease in purchases of securities available-for-sale of $3.0 million compared to 2002 .

         Net cash provided by the Bank's financing activities (i.e. cash receipts primarily from net increases in deposits and FHLB borrowings) for the year ended December 31, 2003 totaled $21.3 million, an increase of $10.0 million as compared to 2002. The increase is primarily attributable to increased advances from the FHLB of $7.8 million and from the proceeds of the sale of Trust Preferred Debentures of $3.0 million, partially offset by a decrease in cash from deposit growth of $1.7 million during 2003 as compared to 2002.

         Approximately $16.3 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has additional borrowing capacity of approximately $9.2 million through the FHLB of Atlanta.

                          INDEPENDENT AUDITORS' REPORT




Audit Committee of the Board of Directors and Stockholders
BUCS Financial Corp
Owings Mills, Maryland


         We have audited the accompanying consolidated balance sheets of BUCS Financial Corp and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of BUCS Financial Corp. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BUCS Financial Corp as of December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Stegman & Company


Baltimore, Maryland
January 16, 2004

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                     ASSETS

                                                                           2003             2002
                                                                     -------------    -------------
Cash and cash equivalents                                            $   3,486,463    $   4,094,866
Investment securities:
   Available-for-sale - at fair value                                   16,988,850       20,023,154
   Held-to-maturity - at amortized cost - fair value
     of $11,075,730 (2003) and $1,448,835 (2002)                        11,204,342        1,430,628
Loans receivable, net of allowance for loan losses
   of $630,702 (2003) and $579,627 (2002)                               77,128,367       66,336,895
Property and equipment, net                                              4,683,974        2,920,855
Investment in Federal Home Loan Bank of Atlanta stock - at cost          1,140,000          875,000
Accrued interest receivable                                                409,549          321,214
Bank-owned life insurance                                                2,045,410                -
Goodwill                                                                   165,667          165,667
Other intangible assets                                                    298,859          229,762
Prepaid expenses and other assets                                          767,735          387,696
                                                                     -------------    -------------

         TOTAL ASSETS                                                $ 118,319,216    $  96,785,737
                                                                     =============    =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
   Deposits                                                          $  84,187,323    $  73,654,190
   Accounts payable and other liabilities                                  803,825          794,475
   Borrowed funds - Federal Home Loan Bank of Atlanta                   20,300,000       12,500,000
   Notes payable                                                            30,000          168,000
   Guaranteed preferred beneficial interest in
     Company's subordinated debt                                         3,000,000                -
                                                                     -------------    -------------

         Total liabilities                                             108,321,148       87,116,665
                                                                     -------------    -------------

STOCKHOLDERS' EQUITY:
   Common stock, par value $0.10 per share, 5,000,000 shares
     authorized, 364,585 and 364,585 shares issued and outstanding
     at December 31, 2003 and 2002, respectively                            36,459           36,459
   Stock dividends distributable                                             3,640                -
   Additional paid-in capital                                            4,117,839        3,140,377
   Retained earnings                                                     6,021,020        6,486,967
   Unallocated common stock held by employee stock
     ownership plan ("ESOP")                                              (233,352)        (265,762)
   Accumulated other comprehensive income                                   52,462          271,031
                                                                     -------------    -------------

         Total stockholders' equity                                      9,998,068        9,669,072
                                                                     -------------    -------------

         TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY                                                   $ 118,319,216    $  96,785,737
                                                                     =============    =============

The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                  2003         2002
                                               ----------   ----------

INTEREST INCOME:
   Loans receivable                            $4,327,118   $4,286,016
   Investment securities                        1,328,229    1,209,014
                                               ----------   ----------

         Total interest income                  5,655,347    5,495,030
                                               ----------   ----------

INTEREST EXPENSE:
   Deposits                                     1,667,484    1,930,086
   Borrowed funds                                 727,886      601,783
                                               ----------   ----------

         Total interest expense                 2,395,370    2,531,869
                                               ----------   ----------

NET INTEREST INCOME                             3,259,977    2,963,161

PROVISION FOR LOAN LOSSES                         255,427      216,000
                                               ----------   ----------

NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES                              3,004,550    2,747,161
                                               ----------   ----------

NONINTEREST INCOME:
   Fees and service charges                     2,303,397    1,783,586
   Gain on sale of investment securities            4,429       60,140
   Gain on sale of loans                           36,996            -
   Fee to process and maintain cash facility      120,000      120,000
   Commission income                              440,260      371,201
   Other                                           64,701        1,121
                                               ----------   ----------

         Total noninterest income               2,969,783    2,336,048
                                               ----------   ----------

NONINTEREST EXPENSE:
   Compensation and benefits                    2,599,258    2,197,388
   Occupancy expense of premises                  940,915      590,295
   Office expense                                 865,468      846,661
   Professional fees                              197,166      200,374
   Advertising and marketing expense              363,862      191,335
   Conferences and training                       101,738      108,757
   Loan servicing                                  86,495      105,336
   Other operating expenses                        99,089      104,062
                                               ----------   ----------

         Total noninterest expense              5,253,991    4,344,208
                                               ----------   ----------

INCOME BEFORE INCOME TAXES                        720,342      739,001

INCOME TAX EXPENSE                                260,335      273,424
                                               ----------   ----------

NET INCOME                                     $  460,007   $  465,577
                                               ==========   ==========

The notes to the consolidated financial statements are an integral part of these statements.

BUCS Financial Corp and Subsidiaries

For the Years Ended December 31, 2003 and 2002


                                         December 31, 2003   December 31, 2002
                                         -----------------   -----------------

NET INCOME                                   $460,007             $465,577
                                             ========             ========

EARNINGS PER SHARE - BASIC                      $1.24                $1.21
                                                =====                =====

SHARES USED IN COMPUTING BASIC
   EARNINGS PER SHARES                        371,750              383,539
                                              =======              =======

EARNINGS PER SHARE - DILUTED                    $1.24                $1.21
                                                =====                =====

SHARES USED IN COMPUTING DILUTED
   EARNINGS PER SHARES                        372,405              383,539
                                              =======              =======


The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                       Accumulated
                                                                                        Unallocated         Other
                                                                                         Common           Compre-         Total
                                                    Stock      Additional                     Stock        hensive       Stock-
                                    Common        Dividends       Paid-in     Retained      Held by         (Loss)      holders'
                                     Stock      Distributable     Capital     Earnings        ESOP         Income        Equity
                                    -------   ---------------  ----------   ----------     ---------     ---------    ----------
Balance at January 1, 2002          $40,508   $        -       $3,508,708   $6,443,132     $(298,172)    $  23,351    $9,717,527

Comprehensive income:

   Net income                             -            -                -      465,577             -             -       465,577

   Other comprehensive income,
     net of tax - unrealized gains on
     available-for-sale securities        -            -                -            -             -       247,680       247,680
                                                                                                                     -----------

       Total comprehensive income         -            -                -            -             -             -       713,257

   Repurchase of common stock        (4,049)           -         (404,321)    (421,742)            -             -      (830,112)

   Fair value of ESOP shares
     allocated                            -            -           35,990            -        32,410             -        68,400
                                    -------       ------       ----------   ----------     ---------     ---------    ----------

Balance at December 31, 2002         36,459            -        3,140,377    6,486,967      (265,762)      271,031     9,669,072

   Net income                             -            -                -      460,007             -             -       460,007

   Other comprehensive (loss), net
     of tax - unrealized gains on
     available-for-sale securities        -            -                -            -             -      (218,569)     (218,569)
                                                                                                                     -----------

         Total comprehensive income       -            -                -            -             -             -       241,438

   Stock dividends declared               -        3,640          922,314     (925,954)            -             -             -

   Fair value of ESOP shares
     allocated                            -            -           55,148            -        32,410             -        87,558
                                    -------       ------       ----------   ----------     ---------     ---------    ----------

Balance at December 31, 2003        $36,459       $3,640       $4,117,839   $6,021,020     $(233,352)    $  52,462    $9,998,068
                                    =======       ======       ==========   ==========     =========     =========    ==========

The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                  2003            2002
                                                             ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                $    460,007    $    465,577
   Reconciliation of net income to net cash provided
     by operating activities:
     Gain on sale of investment securities                         (4,429)        (60,140)
     Gain on sale of loans                                        (36,996)              -
     Provision for loan losses                                    255,427         216,000
     Deferred income taxes                                         14,717          74,325
     Increase in cash surrender value of life insurance           (45,410)              -
     Depreciation and amortization                                507,314         338,204
   Effects of changes in operating assets and liabilities:
     Accrued interest receivable                                  (88,335)         11,219
     Prepaid expenses and other assets                           (124,319)         57,776
     Accounts payable and other liabilities                      (132,720)        (57,430)
                                                             ------------    ------------

         Net cash provided by operating activities                805,256       1,045,531
                                                             ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Net increase in loans                                      (11,829,220)     (7,191,987)
   Proceeds from maturities, redemption and sales
     of securities available-for-sale                          14,728,129      14,525,126
   Proceeds from repayments on securities held-to-maturity      2,163,101         296,009
   Proceeds from sale of loans                                    819,317               -
   (Purchase of) proceeds from redemption of FHLB stock          (265,000)         55,800
   Purchase of securities held-to-maturity                    (11,970,496)     (1,005,000)
   Purchase of securities available-for-sale                  (12,100,042)    (15,069,464)
   Purchase of bank-owned life insurance                       (2,000,000)              -
   Purchase of property and equipment                          (2,143,939)     (2,179,670)
   Acquisition of insurance subsidiaries                          (98,200)        (30,900)
                                                             ------------    ------------

         Net cash used in investing activities                (22,696,350)    (10,600,086)
                                                             ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repurchase of common stock                                           -        (830,112)
   Proceeds from issuance of guaranteed preferred
     beneficial interest in Company's subordinated debt         3,000,000               -
   Allocated fair value of ESOP shares                             87,558          68,400
   Increase in Federal Home Loan Bank of
     Atlanta borrowings                                         7,800,000               -
   Net increase in deposits                                    10,533,133      12,237,097
   Repayments of notes payable                                   (138,000)       (185,000)
                                                             ------------    ------------

         Net cash provided by financing activities             21,282,691      11,290,385
                                                             ------------    ------------

BUCS Financial Corp and Subsidiaries

For the Years Ended December 31, 2003 and 2002


                                                        2003           2002
                                                    -----------    -----------

NET (DECREASE) INCREASE IN CASH
   AND CASH EQUIVALENTS                             $  (608,403)   $ 1,735,830

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                               4,094,866      2,359,036
                                                    -----------    -----------

CASH AND CASH EQUIVALENTS
   AT END OF YEAR                                   $ 3,486,463    $ 4,094,866
                                                    ===========    ===========


Supplemental disclosure of cash flow information:
   Cash paid for income taxes                       $   157,285    $   433,885
                                                    ===========    ===========

   Cash paid for interest                           $ 2,392,976    $ 2,523,433
                                                    ===========    ===========


The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002



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

         Principles of Consolidation
         ---------------------------

               The consolidated financial statements include the accounts of the
Company  and  its  wholly-owned   subsidiaries.   All  significant  intercompany
transactions and balances are eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classifications made in 2003.

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

         Investment Securities
         ---------------------

               The Company's investments in securities are classified into two categories and are accounted for as follows:

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

         Goodwill
         --------

               Goodwill represents the excess of the cost of assets acquired in business combinations accounted for under the purchase method over the fair value of the net assets at dates of acquisition and is periodically tested for impairment.

         Other Intangible Assets
         -----------------------

               Other intangible assets, consisting of contracts and related customer relationships, were created with the acquisition of certain insurance agencies by ARMOR in 2003 and 2002. Intangible assets are amortized over the estimated lives and evaluated regularly for impairment. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the asset.

               Amortization on contracts and related customer relationships are calculated using the straight-line method over a ten-year period.

         Bank-Owned Life Insurance
         -------------------------

               The Bank is the beneficiary of insurance policies on the lives of officers and some employees of the Bank. The Bank has recognized the amount that could be realized under the insurance policies as an asset in the consolidated balance sheets.

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

         Earnings Per Share
         ------------------

               Basic net earnings per common share is computed by dividing net earnings applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options (Treasury Stock Method). At December 31, 2002 there were no options outstanding that are considered in the money. Accordingly, options outstanding had no effect on diluted earnings per share for the year ended December 31, 2002. Earnings per share amounts have been given retroactive effect to the 10% stock dividend declared December 22, 2003.

         Stock-Based Compensation
         ------------------------

               The Corporation's stock-based compensation plan is accounted for based on the intrinsic value method set forth in Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation expense for stock options is generally not recognized if the exercise price of the option equals or exceeds the fair market value of the stock on the date of grant.

                The option strike price was equal to the market price of the common stock at the date of the grant for all options granted in 2003 and 2002; accordingly, no compensation expense related to options was recognized. If the Company had applied a fair value based method to recognize compensation cost for the options granted, net income and earnings per share would have been changed to the following pro forma amounts for the year ended December 31, 2003 and 2002:

                                                        2003          2002
                                                     ---------   -----------

Net income - as reported                             $ 460,007   $   465,577

Deduct:  Total stock-based compensation determined
  under fair value based method for all awards,
  net of related income tax effects                   (161,959)      (22,518)
                                                     ---------   -----------

Pro forma net income                                 $ 298,048   $   443,059
                                                     =========   ===========


Earnings per share:
  Basic - as reported                                $    1.24   $      1.21
                                                     =========   ===========
  Basic - pro forma                                  $     .80   $      1.15
                                                     =========   ===========

  Diluted - as reported                              $    1.24   $      1.21
                                                     =========   ===========
  Diluted - pro forma                                $     .80   $      1.15
                                                     =========   ===========

                For purposes of pro forma disclosures, the estimated minimum value of the options is amortized to expense over the option's vesting period. Note that the effects of applying SFAS No. 123 for pro forma disclosures in the current year are not necessarily representative of the effects on pro forma net income for future years.

                The weighted average fair value of options granted during 2003 and 2002 was $6.89 and $9.72, respectively, on the date of the grant. The fair value of options granted is estimated on the date of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options, which have different characteristics from the Company's stock options. The model is also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate. As a result, management believes the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options. The following weighted average assumptions were used in the Black-Scholes option pricing model:

                                                           2003         2002
                                                           ----         ----

                      Dividend yield                       0.00%       0.00%
                      Expected volatility                  5.00%      29.17%
                      Risk-free interest rate              4.49%       4.58%
                      Expected lives (in years)              10           10

         Advertising Costs
         -----------------

               Advertising and marketing costs are expensed as incurred and for the years ended December 31, 2003 and 2002 totaled $363,862 and $191,335, respectively.

         Business Segments
         -----------------

               The Corporation has determined that its current business and operations consist of one business segment.

2. RECENT ACCOUNTING PRONOUNCEMENTS

             In April 2003, the Financial Accounting Standards Board ("FASB") issued and the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The adoption of SFAS No. 149 did not have a material impact on the Company's financial statements.

             In November 2002, the FASB issued and the Company adopted Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. The adoption of FIN 45 did not have a material impact on the Company's financial statements.

             In  January   2003,   the  FASB  issued   Interpretation   No.  46,
Consolidation of Variable Interest Entities" ("FIN 46"), which explains identification of variable interest entities and the assessment of whether to consolidated these entities. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the involved parties. The potential de-consolidation of subsidiary trusts of bank holding companies formed in connection with the issuance of trust preferred securities appears to be an unintended consequence of FIN 46. On December 17, 2003, the FASB revised FIN 46 ("FIN46R") and deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004. Accordingly, the Company has chosen to postpone de-consolidation of the trust preferred securities until March 31, 2004. The overall effect on the Company's financial position and operating results of this de-consolidation will not be material. The Company has no significant variable interests in any entities which would require disclosure or consolidation.

             In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. While the Board still plans to revise that definition through an amendment to Concepts Statement 6, the Board decided to defer issuing that amendment until it has concluded its deliberations on the next phase of this project. That next phase will deal with certain compound financial instruments including puttable shares, convertible bonds, and dual-indexed financial instruments. These provisions of SFAS No. 150 are effective for financial statements for fiscal years ending after June 15, 2003. The application of SFAS No. 150 did not have a material impact on the Company's operations.

3. BUSINESS COMBINATIONS

         During the year ended December 31, 2003, the Company's insurance agency subsidiary acquired assets of two other insurance agencies. The transaction was accounted for using the purchase method of accounting. Total acquisition cost of the company was $98,200, including brokers' commissions of $700. The purchase price was allocated entirely to contracts and related customer relationships.

         The amount due to the entities acquired in this transaction and acquisitions occurring in previous years in the amount of $30,000 is payable during 2004. During 2003 $138,000 has been paid related to the purchase agreements.

4. INVESTMENT SECURITIES

         The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                                                 Gross         Gross         Estimated
                                                              Amortized       Unrealized     Unrealized        Fair
                                                                Cost             Gain          Losses          Value
                                                           ---------------  -------------   ------------   ------------
December 31, 2003:
   Investment securities available-for-sale:
     Obligations of U.S. Government agencies                 $ 3,984,216       $ 10,601        $ 83,380      $ 3,911,437
     Mortgage-backed securities                               12,921,361        165,163           9,111       13,077,413
                                                             -----------       --------        --------      -----------
                                                              16,905,577        175,764          92,491       16,988,850
                                                             -----------       --------        --------      -----------
   Investment securities held-to-maturity:
     Collateralized mortgage obligations                         324,274          2,168              51          326,391
     Mortgage-backed securities                               10,880,068              -         130,729       10,749,339
                                                             -----------       --------        --------      -----------
                                                              11,204,342          2,168         130,780       11,075,730
                                                             -----------       --------        --------      -----------

                                                             $28,109,919       $177,932        $223,271      $28,064,580
                                                             ===========       ========        ========      ===========

December 31, 2002:
   Investment securities available-for-sale:
     Obligations of U.S. Government agencies                 $ 1,998,896       $ 29,845        $      -      $ 2,028,741
     Mortgage-backed securities                               17,594,049        416,218          15,854       17,994,413
                                                             -----------       --------         -------      -----------
                                                              19,592,945        446,063          15,854       20,023,154
   Investment securities held-to-maturity:
     Collateralized mortgage obligations                       1,430,628         18,207               -        1,448,835
                                                             -----------       --------        --------      -----------

                                                             $21,023,573       $464,270        $ 15,854      $21,471,989
                                                             ===========       ========        ========      ===========

         The amortized cost and estimated fair values of investment securities by contractual maturity date at December 31, 2003 are as follows:

                                                                                     Estimated
                                                                Amortized              Fair
                                                                   Cost                Value
                                                               -----------          -----------
Investment securities available-for-sale:
   Within one year                                             $         -          $         -
   1 -   5 years                                                 4,258,898            4,329,143
   6 - 10 years                                                  3,698,052            3,762,448
   After 10 years                                                8,948,627            8,897,259

Investment securities held-to-maturity:
   Within one year                                                       -                    -
   1 -   5 years                                                   324,274              326,391
   6 - 10 years                                                          -                    -
   After 10 years                                               10,880,068           10,749,339
                                                               -----------          -----------

         Totals                                                $28,109,919          $28,064,580
                                                               ===========          ===========

         Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

         Investment securities with an amortized cost of $15,092,762 and an estimated fair value of $15,183,061 have been pledged as collateral for credit extended by the Federal Home Loan Bank of Atlanta ("FHLB") at December 31, 2003.

         The gross realized gains and losses on debt securities for the years ended December 31, 2003 and 2002 are as follows:

                                                                 2003                               2002
                                                      ------------------------------     --------------------------------
                                                        Gross            Gross             Gross            Gross
                                                      Realized          Realized         Realized          Realized
                                                        Gains            Losses            Gains            Losses
                                                      ---------         --------         ---------         ---------
         Securities available-for-sale                 $43,310          $38,881           $60,140            $    -
                                                       =======          =======           =======            =======

         Proceeds from sales of securities available-for-sale amounted to $3,328,405 and $5,389,662 for the years ended December 31, 2003 and 2002, respectively.

         Net unrealized holding gain (loss) on available-for-sale securities that has been included in accumulated other comprehensive income amounted to $218,569 and $247,680 for the years ended December 31, 2003 and 2002, respectively. The amount of gains (losses) reclassified out of accumulated other comprehensive income amounted to $4,229 and $60,140 for the years ended December 31, 2003 and 2002, respectively.

         Gross unrealized losses and fair value by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2003 are as follows:

                                                                            Continuous Unrealized
                                                                              Losses Existing for
                                                                     ----------------------------------          Total
                                                                       Less than          More than           Unrealized
         Available-for-Sale                        Fair Value          12 Months          12 Months              Losses
         ------------------                        ----------          ---------          ---------           ------------
     Obligations of U.S. Government agencies       $2,900,836            $83,380            $    -              $83,380
     Mortgage-backed securities                     3,365,777              7,092             2,019                9,111
                                                   ----------            -------            ------              -------

                                                   $6,266,613            $90,472            $2,019              $92,491
                                                   ==========            =======            ======              =======


                                                                          Continuous Unrealized
                                                                          Losses Existing for
                                                                     ----------------------------------         Total
                                                                       Less than          More than           Unrealized
               Held-to-Maturity                    Fair Value          12 Months          12 Months             Losses
               ----------------                  ----------          ---------          ---------           ------------
     Collateralized mortgage obligations          $    27,487           $     51         $      -              $     51
     Mortgage-backed securities                    10,749,339            130,729                -               130,729
                                                  -----------           --------         --------              --------

                                                  $10,776,826           $130,780         $      -              $130,780
                                                  ===========           ========         ========              ========

         The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale and held-to-maturity portfolio are temporary.

5. LOANS RECEIVABLE

         Loans receivable consist of the following at December 31:

                                          2003          2002
                                      -----------   -----------

Categories:
  Mortgage loans:
    Residential:
      Permanent 1 - 4 single family   $25,693,522   $19,942,010
      Land                                  3,740         4,579
      Commercial                        4,129,739     3,129,141
  Consumer loans:
    Home equity loans                  23,335,770    19,506,951
    Secured loans                      17,015,230    17,428,290
    Other                               3,975,759     4,774,100
  Commercial                            3,163,715     1,707,180
                                      -----------   -----------
          Total loans                  77,317,475    66,492,251
  Net deferred loan costs                 441,594       424,271
                                      -----------   -----------
                                       77,759,069    66,916,522
  Less allowance for loan losses          630,702       579,627
                                      -----------   -----------

          Loans receivable, net       $77,128,367   $66,336,895
                                      ===========   ===========

         Loans aggregating $22,895,186 and $19,320,357 have been pledged to the FHLB as collateral for credit extended by the FHLB for short-term borrowings at December 31, 2003 and 2002, respectively.

         Nonperforming loans amounted to approximately $44,000 and $54,000 as of December 31, 2003 and 2002, respectively. The amount of interest income that would have been recorded on loans in nonaccrual status at period-end, had such loans performed in accordance with their terms, was immaterial.

         The allowance for loan losses activity at December 31, is as follows:

                                         2003         2002
                                      ---------    ---------

       Balance at beginning of year   $ 579,627    $ 662,885
       Provision for loan losses        255,427      216,000
       Recoveries                        59,574       67,065
       Loan loss write-offs            (263,926)    (366,323)
                                      ---------    ---------

       Balance at end of year         $ 630,702    $ 579,627
                                      =========    =========

         Impairment of loans having recorded investments of approximately $44,000 and $54,000 at December 31, 2003 and 2002,
respectively, has been recognized in conformity with SFAS No. 114 as amended by SFAS Statement No. 118. The average recorded investments in impaired loans during 2003 and 2002 approximate $47,000 and $122,000, respectively. Interest income on impaired loans of approximately $1,700 and $7,100 was recognized for cash payments received in the years ended December 31, 2003 and 2002, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified. The valuation allowance for impaired loans was approximately $44,000 and $48,000 at December 31, 2003 and 2002, respectively.

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

                                                2003            2002
                                             -----------    -----------

         Balance at beginning of year        $   548,688    $   236,000
         Additional borrowings                   457,844        345,716
         Repayments                             (188,788)       (33,028)
                                             -----------    -----------

         Balance at end of year              $   817,744    $   548,688
                                             ===========    ===========

6. PROPERTY AND EQUIPMENT

         Property  and  equipment  at  December  31  are   summarized  by  major
classifications as follows:

                                                 2003           2002
                                             -----------    -----------

         Building                            $ 1,800,268    $   444,685
         Leasehold improvements                1,094,660      1,083,434
         Furniture, fixtures and equipment     2,052,051      1,273,921
                                             -----------    -----------
                                               4,945,979      2,802,040
           Less allowance for depreciation     1,304,999        924,179
                                             -----------    -----------
                                               3,640,980      1,877,861
         Land                                  1,042,994      1,042,994
                                             -----------    -----------

                                             $ 4,683,974    $ 2,920,855
                                             ===========    ===========

         Depreciation expense totaled $380,820 and $236,806 for the years ended December 31, 2003 and 2002, respectively.

         The Bank occupies a branch banking facility in Columbia, Maryland. BUCS Federal prepaid ten (10) years of rent totaling $327,218 for the period July 1, 1999 to June 30, 2009. BUCS Federal has the option to extend the lease for three 5-year periods at a rent to be determined. Occupancy expense is charged $2,750 per month for rent and amortization of the $327,218.

7. OTHER INTANGIBLE ASSETS

         Other intangible assets consisting of contracts and related customer relationships acquired in business combinations are as follows:

                                         2003                                                  2002
                  ---------------------------------------------------  -----------------------------------------------------
                                                          Weighted                                              Weighted
                   Gross                       Net         Average       Gross                       Net         Average
                  Carrying    Accumulated    Carrying     Remaining     Carrying    Accumulated    Carrying     Remaining
                   Amount     Amortization    Amount         Life        Amount     Amortization    Amount         Life
                   ------     ------------    ------         ----        ------     ------------    ------         ----
Contracts and
 related customer
 relationships     $350,673      $51,814      $298,859     8.52 years    $252,473      $22,711      $229,762     9.1 years
                   ========    =========     =========                 ==========      =======      ========

         Amortization expense on intangible assets for the years ended December 31, 2003 and 2002 was $29,103 and $22,711, respectively.

8.   DEPOSITS

         Deposits at December 31, 2003 and 2002 are as follows:

                                                        2003          2002
                                                    -----------   -----------

      Checking                                      $ 9,612,718   $ 7,981,416
      Regular savings                                24,184,152    21,320,850
      Money markets                                  17,603,832    12,979,421
      IRA's floating rate                             2,595,766     2,716,498
      Certificate of deposits (including IRA CDs)    30,190,855    28,656,005
                                                    -----------   -----------

                                                    $84,187,323   $73,654,190
                                                    ===========   ===========

         Scheduled maturities of certificate of deposits are as follows:

                                                         December 31,
                                                             2003
                                                         ------------

                            2004                         $16,339,307
                            2005                           5,831,791
                            2006                           2,188,531
                            2007                           3,722,588
                            2008                           2,108,638
                            Thereafter                             -
                                                         -----------

                                                         $30,190,855
                                                         ===========

         Officers' and directors' savings accounts amounted to approximately $1,114,000 and $912,000 at December 31, 2003 and 2002, respectively.

         Deposits over $100,000  approximated  $25,381,000  and  $19,430,000  at
December 31, 2003 and 2002, respectively.

9. BORROWED FUNDS

         Borrowings consist of FHLB advances at December 31, 2003 and 2002 and are summarized as follows:

                                   2003                              2002
                         -----------------------  ---------------------------
                                       Weighted                     Weighted
                                       Average                      Average
                                       Interest                     Interest
                             Amount      Rate         Amount           Rate
                          -----------   --------   -------------    ----------

Less than one year        $ 7,800,000     1.72%     $10,000,000        4.14%
One to two years            1,800,000     2.06        1,000,000        4.72
Two to three years          1,800,000     2.66          -               .00
Three to four years         2,400,000     3.18          -               .00
Four to five years          5,000,000     3.91          -               .00
Thereafter                  1,500,000     4.78        1,500,000        4.78
                          -----------               -----------

                          $20,300,000     2.77%     $12,500,000        4.26%
                          ===========               ===========

         The Company has $6,500,000 in adjustable rate advances and $13,800,000 in fixed rate advances from the FHLB at December 31, 2003. As of December 31, 2003, the Company's adjustable rate FHLB advances include $1,500,000 of advances with a scheduled maturity of 2011. The FHLB under certain circumstances, has a one time call provision in 2006 related to these advances.

         At December 31, 2003, the Company had line of credit commitments with the FHLB totaling $29,500,000 of which $20,300,000 was advanced and $9,200,000 was available at December 2003.

         The Bank has pledged various mortgage-backed investment securities and residential real estate mortgage loans as collateral for FHLB advances.

10.      GUARANTEED PREFERRED BENEFICIAL INTEREST IN COMPANY'S SUBORDINATED DEBT

         In March 2003, the Company formed a wholly-owned subsidiary, BUCS Financial Capital Trust I, a Delaware business trust (the "Trust"). On March 27, 2003, the Trust sold $3.0 million of pooled capital securities (the "Capital Securities") to Tropic CDO I, Ltd., an unaffiliated entity, with a stated value and liquidation preference of $1,000 per share. The Capital Securities were issued without registration under the Securities Act of 1933, as amended, in reliance upon an exemption from registration as provided by Regulation S.

      The obligations of the Trust under the Capital Securities are fully and unconditionally guaranteed by the Company and the Trust has no independent operations. The entire proceeds from the sale of the Capital Securities were used by the Trust to invest in Junior Subordinated Debt securities of the Company (the "Junior Subordinated Debt"). The Junior Subordinated Debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Junior Subordinated Debt is the sole asset of the Trust.

      Interest on the Capital Securities is cumulative and payable quarterly in arrears. The Capital Securities mature on April 7, 2033. The Company has the right to optionally redeem the Junior Subordinated Debt prior to the maturity date, but no sooner than five years after the issuance, at 100% of the principal amount to be redeemed, plus accrued and unpaid distributions, if any, on the redemption date. Upon the occurrence of certain events, the Company has the right to redeem the Junior Subordinated Debt before five years have elapsed in whole, but not in part, at a special redemption price of 107.5% of the principal amount to be redeemed, plus accrued and unpaid distributions, if any, on the redemption date. Proceeds from any redemption of the Junior Subordinated Debt will cause a mandatory redemption of Capital Securities having an aggregate liquidation amount equal to the principal amount of the Junior Subordinated Debt redeemed. Additionally, under the terms of the Junior Subordinated Debt, the Company will have the right, with certain limitations, to defer the payment of interest on the Junior Subordinated Debt at any time for a period not exceeding twenty consecutive quarterly periods. Consequently, distributions on the Capital Securities would be deferred and accumulate interest, compounded quarterly.

      The interest rate on the Capital Securities and Junior Subordinated Debt is fixed until April 7, 2008 at 6.65%. The interest rate resets quarterly after April 7, 2008 to LIBOR plus 3.25%. The interest rate at June 30, 2003 was 6.65%. The proceeds were used for general corporate purposes, including in part to fund the purchase of mortgage-backed securities in connection with a leverage strategy.

11. INCOME TAXES

         Income tax expense for the years ended December 31, consists of the following:

                                         2003       2002
                                       --------   --------

      Current income taxes:
        Federal                        $199,759   $147,019
        State                            45,859     52,080
                                       --------   --------
                                        245,618    199,099
                                       --------   --------

      Deferred income taxes:
        Federal                          12,050     60,853
        State                             2,667     13,472
                                       --------   --------
                                         14,717     74,325
                                       --------   --------

            Total income tax expense   $260,335   $273,424
                                       ========   ========

         Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities, shown as the sum of the appropriate tax effect for each significant type of temporary difference, are presented below for the years ended December 31:

                                                            2003       2002
                                                          --------   --------

      Deferred tax assets:
        Organization expenses                             $      -   $  1,884
        Deferred compensation                               10,655          -
        Allowance for loan losses                          114,557     94,831
                                                          --------   --------

            Gross deferred tax assets                      125,212     96,715
                                                          --------   --------

      Deferred tax liabilities:
        Deferred loan costs                                112,081    105,916
        Depreciation                                       118,789     83,875
        Other                                                2,322        187
                                                          --------   --------

            Gross deferred tax liabilities                 233,192    189,978
                                                          --------   --------

      Total from operations                                107,980     93,264

      Unrealized gains on available-for-sale securities     32,160    166,147
                                                          --------   --------

            Net deferred tax liability                    $140,140   $259,410
                                                          ========   ========

         A two-year reconciliation of the difference between the statutory federal income tax rate and the effective tax rate for the Company is as follows:

                                                           2003       2002
                                                          ------     ------

Federal income tax rate                                    34.0%      34.0%
Increase (decrease) resulting from:
  State income taxes, net of federal income tax benefit     4.6        4.6
  Other                                                    (2.5)      (1.6)
                                                          ------     ------

      Effective tax rate                                   36.1%      37.0%
                                                          ======     ======

12. EMPLOYEE BENEFIT PLANS

         401(k) Plan
         -----------

               The Bank  has a  401(k)  plan  for all  eligible  employees.  The contribution to the plan is a fixed percentage of the participants' compensation. The cost of the plan for the years ended December 31, 2003 and 2002 approximated $60,000 and $45,000, respectively.

         Employee Stock Ownership Plan
         -----------------------------

               The Company  sponsors a leveraged  employee stock  ownership plan
(ESOP) that covers all employees who work twenty or more hours per week. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share (EPS) computations. ESOP compensation expense was $87,600 and $68,400 for the years ended December 31, 2003 and 2002, respectively. The ESOP shares for the year ended December 31, 2003 were as follows:

            Allocated shares                                   5,834
            Shares released for allocation                     3,241
            Unreleased shares                                 23,335
                                                             -------

                Total ESOP shares                             32,410
                                                              ======

         Fair value of unreleased shares at December 31, 2003 was $572,874.

         Stock Options
         -------------

                The Company has stock option award arrangements, which provide for the granting of options to acquire common stock, with directors and key employees. Option prices are equal to or greater than the estimated fair value of the common stock at the date of the grant. The majority of options granted under the 2002 Stock Option Plan (the "Plan") vested upon issuance, certain other options granted have a three-year vesting schedule with the first year vested upon issuance. Options do not become exercisable until six months after the date of grant. All options expire ten years after the date of grant.

                Information with respect to stock options is as follows for the year ended December 31, 2003 and 2002:

                                                                    2003                               2002
                                                   ---------------------------------  -------------------------------
                                                                       Weighted                         Weighted
                                                                       Average                          Average
                                                     Number            Exercise       Number            Exercise
                                                    of Shares            Price       of Shares            Price
                                                   ---------           -------------  ---------        -----------
         Outstanding at beginning of year              11,330             $19.20              -            $  .00
         Granted                                       32,120              20.55         11,330             19.20
         Exercised                                          -                .00              -               .00
         Forfeited/cancelled                                -                .00              -               .00
                                                       ------             ------         ------            ------
         Outstanding at end of year                    43,450             $20.19         11,330            $19.20
                                                       ======             ======         ======            ======

         Options outstanding are summarized as follows at December 31, 2003:

                           Options Outstanding            Options Exercisable
      -----------------------------------------------     -------------------
                                          Weighted
                                           Average
                                          Remaining
                                         Contractual
      Exercise                              (Years)
        Price            Shares                Life              Shares
      -----------        ------          ------------         ------------
        19.20            11,330              8.3                  7,553
        20.55            32,120              9.7                 32,120

13. REGULATORY CAPITAL

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes as of December 31, 2003, that the Bank meets all capital adequacy requirements to which they are subject.

         As of December 31, 2003, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

         Actual capital amounts and ratios for the Bank are presented in the table below:

                                                                                                         To be
                                                                                                    Well Capitalized
                                                                                                       Under Prompt
                                                                           For Capital              Corrective Action
                                                   Actual                Adequacy Purposes              Provision
                                          -------------------------   ------------------------   ------------------------

                                            Amount         Ratio         Amount         Ratio       Amount        Ratio
                                          -----------      -----       -----------      -----      --------       -----
As of December 31, 2003:
   Total capital (to risk-weighted assets) $10,861,551      13.97%      $6,219,520       8.0%      $7,774,400      10.0%

   Tier 1 capital (to risk-weighted assets) 10,310,092      13.26        3,109,760       4.0        4,664,640       6.0

   Tier 1 capital (to average assets)       10,310,092       8.97        4,599,560       4.0        5,749,450       5.0

                                                                                                         To be
                                                                                                    Well Capitalized
                                                                                                       Under Prompt
                                                                           For Capital              Corrective Action
                                                   Actual                Adequacy Purposes              Provision
                                          -------------------------   ------------------------   ------------------------

                                            Amount         Ratio         Amount         Ratio       Amount        Ratio
                                          -----------      -----       -----------      -----      --------       -----
As of December 31, 2002:
   Total capital (to risk-weighted assets)  $9,166,267      14.3%       $5,132,000       8.0%      $6,415,000      10.0%

   Tier 1 capital (to risk-weighted assets)  8,625,565      13.4         2,566,000       4.0        3,849,000       6.0

   Tier 1 capital (to average assets)        8,625,565       9.5         3,647,000       4.0        4,558,000       5.0

         The following is a reconciliation of capital computed under accounting principles generally accepted in the United States of America to regulatory capital at December 31, 2003:

                                                        GAAP           Tangible           Core              Total
                                                       Capital          Capital          Capital           Capital
                                                     -----------      -----------       -----------      -----------
GAAP capital                                         $10,362,554      $10,362,554       $10,362,554      $10,362,554
                                                     ===========

Accumulated losses (gains) on certain
   available-for-sale securities                                          (52,462)          (52,462)         (52,462)
Additional capital items - general
  valuation allowance                                                           -                 -          551,459
                                                                      -----------       -----------      -----------

Regulatory capital - computed                                         $10,310,092       $10,310,092      $10,861,551
                                                                      ===========       ===========      ===========

           The  following  is  a   reconciliation   of  capital  computed  under
accounting principles generally accepted in the United States to regulatory capital at December 31, 2002:

                                                       GAAP             Tangible           Core               Total
                                                      Capital            Capital          Capital            Capital
                                                     ----------        ----------       ----------          ----------
GAAP capital                                         $8,896,596        $8,896,596       $8,896,596          $8,896,596
                                                     ==========

Accumulated losses (gains) on certain
   available-for-sale securities                                         (271,031)        (271,031)           (271,031)
Additional capital items -
   General valuation allowance                                                  -                -             540,702
                                                                       ----------       ----------          ----------

Regulatory capital - computed                                          $8,625,565       $8,625,565          $9,166,267
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


14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                The estimated fair values of the Bank's financial instruments, excluding goodwill, as of December 31, are as follows:

                                                               2003                                2002
                                                   --------------------------------    --------------------------------
                                                                      Estimated                             Estimated
                                                     Carrying            Fair             Carrying             Fair
                                                      Amount             Value             Amount              Value
                                                    ----------        ------------      -----------       -----------
       Financial assets:
         Cash and cash equivalents                  $ 3,486,463        $ 3,486,463       $  4,094,866      $ 4,094,866
         Investment securities                       28,193,192         28,064,580         21,453,782       21,471,989
         Loans receivable                            77,128,367         78,171,000         66,472,312       66,659,627
         Investment in FHLB stock                     1,140,000          1,140,000            875,000          875,000
         Bank-owned life insurance                    2,045,410          2,045,410                  -                -

       Financial liabilities:
         Deposits                                    84,187,323         84,356,540         73,654,190       72,969,312
         Borrowed funds                              20,300,000         20,429,920         12,500,000       12,300,000

       Off-Balance Sheet Financial Assets:

                                                               2003                                 2002
                                                  ----------------------------------------------------------------------------------

                                                   Estimated                            Estimated
                                                    Contract         Estimated           Contract        Estimated
                                                     Amount          Fair Value           Amount         Fair Value
                                                     ------          ----------           ------         ----------
       Commitments to extend credit              $18,513,000        $18,507,900        $16,231,000      $16,222,000

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

           Loan and credit line commitments, totaled $18,513,000 at December 31, 2003 and $16,231,000 at December 31, 2002. These commitments are contingent upon continuing customer compliance with the terms of the agreement.

           Variable rate loan commitments were at current market rates ranging from 3.00% to 4.25% for December 31, 2003.


16. RENT/RELATED PARTY TRANSACTIONS

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

17. PARENT COMPANY FINANCIAL STATEMENTS

           Condensed financial information for BUCS Financial Corp (parent company only) is as follows:

                             CONDENSED BALANCE SHEET
                           DECEMBER 31, 2003 AND 2002

                                     ASSETS

                                                                  2003            2002
                                                             ------------    ------------
Cash                                                         $  1,450,800    $    161,503
Investment in subsidiaries                                     11,304,375       9,369,368
Notes receivable                                                  265,762         298,172
Other                                                             351,095         105,791
                                                             ------------    ------------

         Total assets                                        $ 13,372,032    $  9,934,834
                                                             ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Other                                                     $     47,612    $          -
   Long-term notes payable                                      3,093,000               -
                                                             ------------    ------------

         Total liabilities                                      3,140,612               -
                                                             ------------    ------------

Stockholders' equity:
   Common stock                                                    36,459          36,459
   Stock dividend distributable                                     3,640               -
   Additional paid-in capital                                   4,117,839       3,140,377
   Retained earnings                                            6,021,020       6,486,967
   Accumulated other comprehensive income                          52,462         271,031
                                                             ------------    ------------

           Total stockholders' equity                          10,231,420       9,934,834
                                                             ------------    ------------

           Total liabilities and stockholders' equity        $ 13,372,032    $  9,934,834
                                                             ============    ============

                         CONDENSED STATEMENT OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                  2003            2002
                                                             ------------    ------------
Interest income                                              $     21,820    $     20,880

Operating expenses                                                216,272          56,149
                                                             ------------    ------------

Loss before income tax expense and equity
   in undistributed income of subsidiaries                       (194,402)        (35,269)

Income tax benefit                                                (71,929)        (13,050)
                                                             ------------    ------------

Loss before income in undistributed income of subsidiaries       (122,473)        (22,219)

Equity in undistributed income of subsidiaries                    582,480         487,796
                                                             ------------    ------------

Net income                                                       $460,007    $    465,577
                                                             ============    ============

                        CONDENSED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002



                                                                  2003           2002
                                                              -----------    -----------
Cash flows from operating activities:
   Net income                                                 $   460,007    $   465,577
   Adjustments to reconcile net income to cash
     provided by operating activities:
     Equity in undistributed income of subsidiaries              (582,480)      (487,796)
     Net increase in other assets                                (245,252)       (84,266)
     Net increase in other liabilities                             47,612         (2,534)
                                                              -----------    -----------

           Net cash used in operating activities                 (320,113)      (109,019)
                                                              -----------    -----------

Cash flows from investing activities:
   Investment in subsidiaries                                  (1,516,000)      (100,000)
   Proceeds from notes receivable                                  32,410         25,928
                                                              -----------    -----------

           Net cash used in investing activities               (1,483,590)       (74,072)
                                                              -----------    -----------

Cash flows from financing activities:
   Proceeds from long-term notes                                3,093,000              -
   Repurchase of common stock                                           -       (830,112)
   Liquidating dividend from subsidiary                                 -          5,514
                                                              -----------    -----------

           Net cash provided (used) by financing activities     3,093,000       (824,598)
                                                              -----------    -----------

NET INCREASE (DECREASE) IN CASH                                 1,289,297     (1,007,689)

CASH AT BEGINNING OF YEAR                                         161,503      1,169,192
                                                              -----------    -----------

CASH AT END OF YEAR                                           $ 1,450,800    $   161,503
                                                              ===========    ===========

                            Corporate Information

                               BUCS Financial Corp
                       10455 Mill Run Circle, P.O. Box 625
                             Owings Mills, MD 21117
                                 (410) 998-5304

                               BUCS Federal Bank

10455 Mill Run Circle          10802 Red Run Blvd      8801 Columbia 100 Parkway
Owings Mills, MD 21117       Owings Mills, MD 21117        Columbia, MD  21045

                             8820 Snowden River Pkwy
                               Columbia, MD 21045

                                 Armor Insurance
                              3203 Corporate Court
                             Ellicott City, MD 21042

                               BOARD OF DIRECTORS
                            Allen S. Maier, Chairman
                       Joseph D. Pescrille, Vice Chairman
                           Brian J. Bowers, Treasurer
                          M. Robin Copeland, Secretary
                       Herbert J. Moltzan, President & CEO
                                Thomas K. Markel
                               A. Virginia Wampler
                                    Harry Fox
                                    Peg Ohrt
                                  Dale Summers
                                Joseph Mezzonatte

                               EXECUTIVE OFFICERS

Herbert J. Moltzan              James E. Shinsky             Debra  J. Vinson
 President & CEO              Senior Vice President        Senior Vice President

          William H. Howard                      Matthew Ford
        Senior Vice President             Senior Vice President & CFO

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

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Herbert J. Moltzan, President & CEO, at the Company's Red Run Blvd. Office. The Annual Meeting of Stockholders will be held on April 28, 2004 at 5:00 PM at the BUCS Federal Bank Offices, 10802 Red Run Blvd., Owings Mills, MD 21117.