Form 10KSB, Exhibit 13
period 2004-12-31
BUCS FINANCIAL CORP
filed 2005-03-31
CIK 1125813

BUCS Financial Corp
                                  Annual Report


                                Table of Contents


Letter to Stockholders.......................................................  1

Corporate Profile............................................................  2

Stock Price Information......................................................  3

Selected Financial Ratios and Other Data.....................................  4

Management's Discussion and Analysis.........................................  5

Report of Independent Registered Public Accounting Firm...................... 15

Consolidated Financial Statements............................................ 16

Notes to Consolidated Financial Statements................................... 22

Corporate Information........................................................ 45

                               BUCS Financial Corp

Dear Fellow Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present the 2004 Annual Report to the Stockholders of BUCS Financial Corp (the "Company").

During 2004, we continued to grow the Company and BUCS Federal Bank ("the Bank"). However, during October 2004, as a result of the loss of key personnel and increased uncertainty and competition in the insurance industry, we sold our wholly-owned subsidiary, Armor Insurance Group, Inc. ("Armor"), with plans to reinvest the proceeds of the sale into operations at the Company and our core banking business.

Despite increased operating expenses as a result of the Bank opening two new, full-service branches and a computer operations center in 2003, earnings for the year ended December 31, 2004 were $590,000, or $1.56 per diluted share, compared to $460,000, or $1.24 per diluted share for 2003.

Asset growth continued a positive trend with total assets at December 31, 2004 reaching $122.8 million, as compared to $118.3 million at December 31, 2003. Total deposits increased during 2004 by $4.4 million or 5.3% compared with growth of $10.5 million or 14.3% for the twelve months ended December 31, 2003. The deposit growth during 2004 was made up of a $9.7 million or 18.9% increase in core checking, savings, and money market deposits, partially offset by a $5.1 million or 16.8% decline in certificate of deposit accounts.

The growth in deposits and the sale and maturity of investments available for sale and investments held to maturity totaling $13.0 million helped fund a $14.0 million or 18.2% growth of loans receivable, net and the pay down of $800,000 or 3.9% of Federal Home Loan Bank borrowings. Loans receivable, net totaled $91.2 million at December 31, 2004 compared to $77.1 million at December 31, 2003. Total loans growth included a $5.0 million or 120.9% increase in commercial real estate loans, an $8.8 million or 37.7% increase in home equity loans, a $3.4 million or 20.0% increase in secured consumer loans and a $2.4 million or 74.8% increase in commercial loans, partially offset by a $5.3 million or 20.8% decline in one-to-four family residential loans.

At year-end, stockholders' equity was $10.6 million, resulting in total book value per share and tangible book value per share of $26.50.

We expect that the investments in the infrastructure that the Company put in place in 2003 and 2004 will help fuel continued excellent asset growth and improved earnings into 2005 and beyond. We thank you for your support; we are committed to enhancing your investment in the Company.

                                           Sincerely,

                                           /s/Herbert J. Moltzan

                                           Herbert J. Moltzan
                                           President and Chief Executive Officer

CORPORATE PROFILE

         BUCS Financial Corp (the "Company") was formed as a Maryland corporation in October 2000 at the direction of BUCS Federal Bank (the "Bank") in connection with Bank's conversion from mutual to stock form of ownership. The Company acquired all of the capital stock issued by the Bank upon its conversion. On March 14, 2001, the Bank completed its conversion in connection with a $4.05 million initial public offering of the Company's common stock. The Company is a savings and loan holding company which, under existing laws, is permitted to engage in financially related activities, beyond those business activities permissible for the Bank. At the present time, the Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and managing its portfolio of investments purchased with the Company's portion of the net proceeds obtained in the mutual to stock conversion.

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

         Armor Insurance Group, Inc. ("Armor") was formed in late 1999 as a limited liability company and wholly-owned subsidiary of the Bank. Subsequent to the Bank's mutual-to-stock conversion, Armor was restructured as a subsidiary of the Company and in December 2001 converted to a Maryland corporation. Armor was a traditional multi-line property and casualty insurance agency with an office located in Ellicott City, Maryland. Armor sold automobile, homeowners, life, health, and small business property and casualty insurance policies to individuals and small businesses throughout central Maryland. In separate cash deals Armor acquired four smaller insurance agencies, Comprehensive Insurance Associates, Inc. and the Carolyn Brooks Agency Inc. in August 2001, Scott & Geiger, Inc. in June 2002, and First Choice Insurance Solutions in December 2003. In October 2004, the Company sold most of the business assets of Armor to the Russell Insurance Group, Inc. of Taylorville, Maryland. The sales price was based on total 2004 actual commission income from the Armor book of business. The final settlement of this sale will be complete after all 2004 commissions have been received. This settlement is expected to occur during April 2005.

Stock Price Information

         The Company's common stock has traded on the OTC-Electronic Bulletin Board under the trading symbol "BUCS" since it commenced trading on March 15, 2001. The following table reflects high and low sale closing prices for the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The following information has been adjusted for a stock dividend paid by the Company.

         2004                                      High              Low

         First Quarter                            $26.77            $23.00

         Second Quarter                           $26.60            $26.00

         Third Quarter                            $26.00            $24.50

         Fourth Quarter                           $24.75            $24.25

         2003                                      High              Low

         First Quarter                            $19.92            $19.00

         Second Quarter                           $20.19            $19.86

         Third Quarter                            $21.15            $20.19

         Fourth Quarter                           $24.55            $21.15

         The number of shareholders of record as of March 11, 2005 was approximately 267. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 11, 2005, there were 400,984 shares of the Company's common stock outstanding.

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

                                                          For the Years Ended
                                                              December 31,
                                                          2004            2003
                                                          ----            ----
Selected Financial Ratios and Other Data
----------------------------------------
Performance Ratios
------------------
  Return on average assets                               0.49%           0.41%
  Return on average equity                               5.79%           4.71%
  Net interest rate spread                               3.32%           3.00%
  Net interest margin on average  interest-
        earning assets                                   3.28%           3.08%
  Average interest-earning assets to
        average interest-bearing liabilities            98.02%         103.69%
  Efficiency Ratio  (non-interest expense
        divided by the sum of net interest
        income and noninterest income)                  85.57%          82.76%

Asset Quality Ratios
--------------------
  Non-performing loans to total loans, net               0.11%           0.06%
  Non-performing loans to total assets                   0.08%           0.04%
  Net charge offs to average loans
         outstanding                                     0.28%           0.29%
  Allowance for loan losses to total loans               0.74%           0.82%

Capital Ratios
--------------
  Average equity to average assets                       8.38%           8.64%
  Equity to assets at period end                         8.65%           8.45%

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

         The Board of Directors has established an asset liability management committee which consists of the Bank's president and chief executive officer, its senior officers, including two vice-presidents, and two members of the Board of Directors, one of whom also serves as treasurer. The committee meets periodically to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management topics.

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

o when market conditions permit, originate and hold in its portfolio adjustable rate loans which have monthly, quarterly or annual interest rate adjustments; and

o maintain an investment portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

The Bank has also made a significant effort to maintain its level of lower costs deposits as a method of enhancing profitability. At December 31, 2004, the Bank had approximately 50% of its deposits in relatively low cost savings and non-interest bearing checking accounts. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates. This stability enables the Bank to offset the impact of rising rates in other deposit accounts.

         Quantitative Analysis. The Bank uses the Interest Rate Exposure Report prepared by the Office of Thrift Supervision based on information provided by the Bank to monitor its exposure to interest rate risk. The following table presents the effect on the Banks net portfolio value (NPV) as of December 31, 2004 of upward and downward shifts (shock) in the Treasury yield curve.

           Net Portfolio Value (ANPV)        NPV as % of Present Value of Assets
           --------------------------        -----------------------------------
  Change in                                                       Basis Point
   Rates(1)    $ Amount     $ Change          % Change  NPV Ratio   Change
   --------    --------     --------          --------  ---------   ------
               (Dollars in thousands)
   +300 bp       12,935      -3,171             -20%     10.42%      -213 bp
   +200 bp       14,049      -2,058             -13%     11.19%      -136 bp
   +100 bp       15,162        -945              -6%     11.94%       -61 bp
      0 bp       16,107                                  12.56%
   -100 bp       16,658         551              +3%     12.88%       +32 bp

-----------
(1) Interest rate changes of -200bp and -300bp are not reflected in the table because market rates are at low enough levels to make the resulting data derived from such modeling immaterial to estimated changes in Net Portfolio Value.

         Future interest rates or their effect on NPV or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets such as adjustable rate mortgages generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.


Changes in Financial Condition

         The Company's total assets of $122.8 million at December 31, 2004 reflect an increase of $4.4 million or 3.8% as compared to $118.3 million at December 31, 2003. The increase in assets was comprised of increases in cash and cash equivalents of $3.8 million, loans receivable, net, of $14.1 million, miscellaneous other assets of $167,000 and establishment of an account for assets held for sale, in conjunction with the sale of Armor, of $363,000, partially offset by a decreases in investment securities available for sale and held to maturity totaling $13.0 million, property and equipment, net of $567,000, and goodwill and other intangible assets of $464,000. The increase in loans receivable was mainly the result of strong demand for commercial mortgage loans, home equity loans and lines of credit, and small business loans. The decrease in investment securities was mainly the result of sales of investments in order to fund strong loan demand and pay down Federal Home Loan Bank ("FHLB") borrowings.

         The increase in the Company's liabilities was due primarily to a $4.4 million or 5.3% increase in deposits, partially offset by an $800,000 decrease in FHLB borrowings. The increase in deposits is attributed to growth of non-interest bearing checking accounts, regular savings and money market accounts at all four of the Bank's branches.

         Stockholders' equity totaled $10.6 million at December 31, 2004, an increase of $630,000 or 6.3%. The increase is the result of net earnings for the year ended December 31, 2004 and the effect of the allocation of shares from the Bank's Employee Stock Ownership Plan ("ESOP") totaling $673,000, partially offset by a $44,000 decline in the unrealized gain on securities available for sale.

                              Average Balance Sheet

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. The average yields and costs are derived by dividing income and expense by the average balances of assets or liabilities, respectively.
($ in thousands)

                                                                        Year Ended December 31
                                               ---------------------------------------------------------------------------
                                                               2004                                   2003
                                               -----------------------------------    ------------------------------------
                                                 Average                                 Average
                                               Outstanding   Interest                 Outstanding   Interest
                                                 Balance   Earned/Paid  Yield/Rate       Balance   Earned/Paid  Yield/Rate
                                                 -------   -----------  ----------       -------   -----------  ----------
Interest-earning assets:
 Loans receivable (1)                           $ 85,848      $4,852      5.65%        $ 70,105      $4,327        6.17%
 Investment securities (2)                        22,529         892      3.96%          35,764       1,328        3.71%
                                                --------      ------                   --------      ------
           Total interest-earning assets         108,377       5,744      5.30%         105,869       5,655        5.34%
Noninterest-earning assets:                       13,241      ------                      7,183      ------
                                                --------                               --------
           Total assets                         $121,618                               $113,052
                                                ========                               ========

Interest-bearing liabilities :
  Savings accounts                              $ 28,536       $ 152      0.53%        $ 27,283      $  228        0.84%
  Money market accounts                           20,653         256      1.24%          15,422         226        1.47%
  Certificates of Deposit                         28,425       1,017      3.58%          29,971       1,213        4.05%
  Checking                                        11,073           -      0.00%          10,563           -        0.00%
                                                --------      ------                   --------      ------
    Total deposits                                88,687       1,425      1.61%          83,239       1,667        2.00%
   Borrowed Funds                                 21,879         763      3.49%          18,859         723        3.83%
                                                --------      ------                   --------      ------
          Total interest-bearing liabilities     110,566       2,188      1.98%         102,098       2,390        2.34%
Noninterest-bearing liabilities                      865                                  1,186
                                                --------                               --------
          Total liabilities                      111,431                                103,284
Equity                                            10,187                                  9,768
                                                --------                               --------
         Total liabilities and equity           $121,618                               $113,052
                                                ========                               ========

Net Interest income                                           $3,556                                 $3,265
                                                              ======                                 ======
Interest rate spread (3)                                                  3.32%                                    3.00%
                                                                         =====                                   ======
Net yield on interest- earning assets (4)                                 3.28%                                    3.08%
                                                                         =====                                   ======
Ratio of average interest-earning assets
 to average interest-bearing liabilities                                 98.02%                                  103.69%
                                                                         =====                                   ======



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

                                                    Year Ended December 31
                                               --------------------------------
                                                       2004 vs. 2003
                                               --------------------------------
                                                     Increase (Decrease)
                                                          Due to
                                               --------------------------------
                                                       ($ in thousands)
                                                                 Rate/
                                              Volume     Rate    Volume     Net
Interest income:
 Loans receivable ..........................   $ 972    $(365)   $ (82)   $ 525
 Investment securities and other ...........    (491)      88      (33)    (436)
                                               --------------------------------
    Total interest-earning assets ..........   $ 481    $(277)   $(115)   $  89
                                               ================================

Interest expense:
 Savings accounts ..........................   $  10    $ (82)   $  (4)   $ (76)
 Money market accounts .....................      77      (35)     (12)      30
 Certificates of deposit ...................     (63)    (140)       7     (196)
 Checking accounts .........................       -        -        -        -
 Borrowed funds ............................     116      (65)     (10)      41
                                               --------------------------------
    Total interest-bearing liabilities .....   $ 140    $(322)   $ (19)   $(201)
                                               ================================

Change in net interest income ..............   $ 341    $  45    $ (96)   $ 290
                                               ================================

Results of Operations

         Net Income. The Company recorded net income of $590,000 for the year ended December 31, 2004, as compared to $460,000 for 2003, representing a $130,000 increase. The increase was primarily attributable a $291,000 increase in net interest income, a $381,000 increase in non-interest income and a $191,000 increase as a result of the sale of Armor Insurance Group, Inc., partially offset by a $739,000 increase in non-interest expenses, a $38,000 increase in provision for loan losses and a $79,000 increase in provision for income taxes.

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

         The Company's net interest income increased $291,000 or 8.9% to $3,556,000 for the year ended December 31, 2004, as compared to $3,264,000 for 2003. The average balance of interest-earning assets increased $2.5 million or 2.4%, while the average yield thereon decreased 4 basis points. The average balance of interest-bearing liabilities increased $8.5 million or 8.3% and the average rate paid thereon decreased 37 basis points. The increase in interest-earning assets is attributed to the investment of the increases in deposits. The average yield on interest-earning assets decreased slightly primarily due to the continuation of historically low market interest rates during early 2004. Later in the year, yields began to increase as general market interest rates began to increase. The average cost of interest-bearing liabilities decreased faster than the average yield of interest-bearing assets mainly because the interest-earning assets repriced faster than the interest-bearing liabilities as market interest rates began to rise, and because the majority of the increase in deposits came in lower costing checking and savings deposits, rather than higher costing money markets accounts and certificates of deposit. The balance of higher costing money market and certificate of deposit accounts equaled 50.2% and 56.8% of total deposits as of December 31, 2004 and 2003, respectively.

           The net interest rate spread, which is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, increased to 3.32% for 2004 from 2.99% for 2003. The increase in the net interest rate spread is primarily due to the fact that as general market interest rates began to increase, interest-earning assets have been repricing faster than interest-bearing liabilities. The Company does not know whether this trend will continue.

         Provision for Loan Losses. During the years ended December 31, 2004 and 2003, the Company established provisions for loan losses of $294,000 and $255,000, respectively. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is sufficient based on the risk characteristics of the loan portfolio. The increase during the period ended December 31, 2004 of $38,000 or

14.9% is the result of management's decision to increase the allowance due to growth in total loans receivable, net, and to provide for probable losses from a checking deposit overdraft program begun during December 2002.

         Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest Income. Total noninterest income, primarily fees and service charges, increased $381,000 or 15.1% for the year ended December 31, 2004, as compared to 2003. The $337,000 or 14.6% increase in fees and service charges reflects an emphasis on charging appropriate fees for services, such as ATM fees, insufficient funds fees, and interchange income generated by customers' use of check cards. Also included in noninterest income is the value the Bank derives for maintaining a cash facility at two Carefirst Blue Cross Blue Shield ("Carefirst") buildings. Under an agreement with Carefirst, the Bank performs cash related services for Carefirst, its customers and associates in return for office space. The rental value of this office space, approximately $120,000 in both 2004 and 2003, is reported in noninterest income.

         Noninterest Expense. Total noninterest expense increased by $739,000 or 15.4% for the year ended December 31, 2004, as compared to 2003. This increase was attributable to increases of $531,000 or 23.5% in compensation and benefits resulting from addition of employees to staff the two new branch offices opened during 2003, increased cost for employee insurance programs, and normal cost of living increases; $253,000 or 15.0% in office occupancy and operations costs resulting mainly from costs associated with the branch offices and computer operations center opened in 2003; and $72,000 or 36.7% in professional fees resulting from increased use of consulting help for human resources and compliance. These increases were partially offset by a decrease of $114,000 or 31.7% in advertising and marketing costs as the Bank scaled back after extensive promotions of the new branches opened during 2003.

         Income Tax Expense. The provision for income taxes from continuing operations totaled $225,000 for the year ended December 31, 2004, as compared to $269,000 for 2003. The $44,000 or 16.2% decrease is the result of decreased net taxable income from continuing operations. The provision for income taxes was further impacted for the year ending December 31, 2004 by changes resulting from discontinued operations that resulted in an increase of approximately $123,000. The net impact of such changes on provision for income taxes from continuing and discontinued operations was a $79,000 increase or 30.38% for the year ending December 31, 2004 compared to the year ending December 31, 2003.

         Discontinued Operations. Upon the sale of the Armor Insurance Group, Inc. ("Armor") subsidiary assets in October 2004, the results of Armor operations for 2004 and 2003 were reclassified in the statement of operations as results from discontinued operations. The after tax gain from discontinued operations totaled $176,000 for the year ended December 31, 2004 as compared to a loss of $15,000 for 2003 representing a $191,000 or 1313.1% increase. The $176,000 gain for December 31, 2004 represents normal 2004 operating net income from insurance business prior to the sale of $11,000 and an initial gain on the sale of Armor's book of business of $165,000. The final sales price for the book of business will be determined after the actual income for the Armor book of business for 2004 has been determined, expected to be known during April 2005.

         Assets held for sale from discontinued operations equaled $363,000 at December 31, 2004 and are comprised mostly of fixed assets and real estate owned by Armor Insurance Group, Inc. The Company expects to liquidate all fixed assets within the first quarter of 2005 and does not expect such liquidation to result in any material gain or loss on sale of such assets.

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

         Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income) for the year ended December 31, 2004 totaled $2.6 million, an increase of $954,000 as compared to 2003.

         Net cash used by the Bank's investing activities (i.e. cash disbursement, primarily for the purchase of the Bank's investment securities and mortgage-backed securities and funding the Bank's loan portfolio) for 2004 totaled $2.5 million, a decrease of $21.1 million as compared to 2003. The decrease in cash used was primarily attributable to a decrease in the purchase of securities held to maturity, investments available for sale and bank owned life insurance from $12.0 million, $12.1 million, and $2.0 million, respectively, during 2003 to zero for 2004, and a decrease in cash used for the purchase of fixed assets of $2.0 million for 2004 as compared to 2003, partially offset by an increase in cash used to fund loans of $3.7 million for 2004 as compared to 2003.

         Net cash provided by the Bank's financing activities (i.e. cash receipts primarily from net increases in deposits and FHLB borrowings) for the year ended December 31, 2004 totaled $3.7 million, a decrease of $17.6 million as compared to 2003. The decrease is primarily attributable to decreased advances from the FHLB of $8.6 million, a decrease in cash from deposit growth of $6.1 million and a decrease in proceeds from sale of trust preferred securities of $3.0 million for 2004 as compared to 2003.

         At December 31, 2004, approximately $13.2 million of the Bank's time deposits were scheduled to mature within the next 12 months. The Bank expects the majority of such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has additional borrowing capacity of approximately $11.0 million through the FHLB of Atlanta.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




Board of Directors and Stockholders
BUCS Financial Corp
Owings Mills, Maryland


         We have audited the accompanying consolidated balance sheets of BUCS Financial Corp and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of BUCS Financial Corp. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with the standards of The Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BUCS Financial Corp and subsidiaries as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/Stegman & Company


Baltimore, Maryland
February 8, 2005

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2004 AND 2003

                                     ASSETS

                                                                                        2004             2003
                                                                                   -------------    -------------

Cash and cash equivalents                                                          $   7,296,507    $   3,486,463
Investment securities:
   Available-for-sale - at fair value                                                  5,928,920       16,988,850
   Held-to-maturity - at amortized cost - fair value
     of $9,174,946 (2004) and $11,075,730 (2003)                                       9,285,882       11,204,342
Loans receivable, net of allowance for loan losses
   of $682,339 (2004) and $630,702 (2003)                                             91,215,225       77,128,367
Property and equipment, net                                                            4,116,949        4,683,974
Investment in Federal Home Loan Bank of Atlanta stock - at cost                        1,114,900        1,140,000
Accrued interest receivable                                                              377,285          409,549
Bank-owned life insurance                                                              2,132,529        2,045,410
Goodwill                                                                                       -          165,667
Other intangible assets                                                                        -          298,859
Assets held for sale                                                                     362,915                -
Prepaid expenses and other assets                                                        935,039          767,735
                                                                                   -------------    -------------

         TOTAL ASSETS                                                              $ 122,766,151    $ 118,319,216
                                                                                   =============    =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
   Deposits                                                                        $  88,620,555    $  84,187,323
   Accounts payable and other liabilities                                              1,017,815          803,825
   Borrowed funds - Federal Home Loan Bank of Atlanta                                 19,500,000       20,300,000
   Notes payable                                                                               -           30,000
   Guaranteed preferred beneficial interest in
     Company's subordinated debt                                                       3,000,000        3,000,000
                                                                                   -------------    -------------

         Total liabilities                                                           112,138,370      108,321,148
                                                                                   -------------    -------------

STOCKHOLDERS' EQUITY:
   Common stock, par value $0.10 per share, 5,000,000 shares
     authorized, 400,984 and 364,585 shares issued and outstanding
     at December 31, 2004 and 2003, respectively                                          40,099           36,459
   Stock dividends distributable                                                               -            3,640
   Additional paid-in capital                                                          4,170,343        4,117,839
   Retained earnings                                                                   6,609,556        6,021,020
   Unallocated common stock held by employee stock
     ownership plan ("ESOP")                                                            (200,942)        (233,352)
   Accumulated other comprehensive income                                                  8,725           52,462
                                                                                   -------------    -------------

         Total stockholders' equity                                                   10,627,781        9,998,068
                                                                                   -------------    -------------
         TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY                                                                 $ 122,766,151    $ 118,319,216
                                                                                   =============    =============

The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                      2004           2003
                                                  -----------    -----------

INTEREST INCOME:
   Loans receivable                               $ 4,851,442    $ 4,327,118
   Investment securities                              892,413      1,328,229
                                                  -----------    -----------

         Total interest income                      5,743,855      5,655,347
                                                  -----------    -----------

INTEREST EXPENSE:
   Deposits                                         1,425,146      1,667,484
   Borrowed funds                                     762,783        723,396
                                                  -----------    -----------

         Total interest expense                     2,187,929      2,390,880
                                                  -----------    -----------

NET INTEREST INCOME                                 3,555,926      3,264,467

PROVISION FOR LOAN LOSSES                             293,705        255,427
                                                  -----------    -----------

NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES                                  3,262,221      3,009,040
                                                  -----------    -----------

NONINTEREST INCOME:
   Fees and service charges                         2,640,201      2,303,397
   (Loss)/Gain on sale of investment securities        (5,422)         4,429
   Gain on sale of loans                               28,280         36,996
   Fee to process and maintain cash facility          120,000        120,000
   Other                                              127,608         64,701
                                                  -----------    -----------

         Total noninterest income                   2,910,667      2,529,523
                                                  -----------    -----------

NONINTEREST EXPENSE:
   Compensation and benefits                        2,792,026      2,261,108
   Occupancy expense of premises                    1,100,680        866,878
   Office expense                                     843,433        824,316
   Professional fees                                  269,590        197,166
   Advertising and marketing expense                  245,700        359,979
   Conferences and training                           104,468        100,153
   Loan servicing                                      74,531         86,495
   Other operating expenses                           103,548         99,089
                                                  -----------    -----------

         Total noninterest expense                  5,533,976      4,795,184
                                                  -----------    -----------

INCOME BEFORE INCOME TAXES                            638,912        743,379

INCOME TAX EXPENSE                                    225,296        268,832
                                                  -----------    -----------

INCOME FROM CONTINUING OPERATIONS                 $   413,616    $   474,547


DISCONTINUED OPERATIONS:
   Gain/(loss) from operations of
     discontinued component, including
     gain on disposal of $269,554                     290,302        (23,037)
   Income tax (expense)/benefit                      (113,922)         8,497
                                                  -----------    -----------

   Net gain/(loss) on discontinued operation      $   176,380    $   (14,540)
                                                  -----------    -----------

NET INCOME                                        $   589,996    $   460,007
                                                  ===========    ===========

The notes to the consolidated financial statements are an integral part of these statements.


EARNINGS PER SHARE - BASIC
         From continuing operations                            $      1.11   $      1.27
         From discontinued operations                                  .48          (.03)
                                                               -----------   -----------
         Net Income                                            $      1.59   $      1.24
                                                               ===========   ===========
         Shares used in computing basic earnings per share         371,750       371,750
                                                               ===========   ===========

EARNINGS PER SHARE - DILUTED
         From continuing operations                            $      1.09   $      1.27
         From discontinued operations                                  .47          (.03)
                                                               -----------   -----------
         Net Income                                            $      1.56   $      1.24
                                                               ===========   ===========
         Shares used in computing diluted earnings per share       379,010       372,405
                                                               ===========   ===========

The notes to the consolidated financials are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                                                                        Accumulated
                                                                                         Unallocated       Other
                                                                                           Common         Compre-        Total
                                                Stock        Additional                     Stock         hensive        Stock-
                                     Common    Dividends       Paid-in     Retained        Held by        (Loss)         holders'
                                      Stock  Distributable     Capital     Earnings         ESOP          Income         Equity
                                   ------------ -------------  -------------------------  ------------  ------------ -------------
Balance at January 1, 2003          $36,459      $     -     $3,140,377   $6,486,967     $(265,762)    $ 271,031    $9,669,072

Comprehensive income:

   Net income                             -            -              -      460,007             -             -       460,007

   Other comprehensive (loss),
     net of tax - unrealized gains on
     available-for-sale securities        -            -              -            -             -      (218,569)     (218,569)
                                                                                                                    ----------

       Total comprehensive income         -            -              -            -             -             -       241,438
                                                                                                                    ----------

   Stock dividends declared               -        3,640        922,314     (925,954)            -             -             -

   Fair value of ESOP shares
     allocated                            -            -         55,148            -        32,410             -        87,558
                                    -------      -------     ----------   ----------     ---------      --------   -----------

Balance at December 31, 2003         36,459        3,640      4,117,839    6,021,020      (233,352)       52,462     9,998,068

   Net income                             -            -              -      589,996             -             -       589,996

   Other comprehensive (loss), net
     of tax - unrealized losses on
     available-for-sale securities        -            -              -            -             -       (43,737)      (43,737)
                                                                                                                    ----------

         Total comprehensive income       -            -              -            -             -             -       546,259
                                                                                                                    ----------

   Stock dividends paid               3,640       (3,640)             -            -             -             -             -

   Cash paid for fractional dividends     -            -              -       (1,460)            -             -        (1,460)

   Fair value of ESOP shares
     allocated                            -            -         52,504           -         32,410             -        84,914
                                    -------      -------     ----------   ----------     ---------      --------   -----------

Balance at December 31, 2004        $40,099      $     -     $4,170,343   $6,609,556     $(200,942)     $  8,725   $10,627,781
                                    =======      =======     ==========   ==========     =========      ========   ===========

The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                  2004            2003
                                                             ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                $    589,996    $    460,007
   Reconciliation of net income to net cash provided
     by operating activities:
     Loss (gain) on sale of investment securities                   5,422          (4,429)
     Gain on sale of loans                                        (28,280)        (36,996)
     Provision for loan losses                                    293,705         255,427
      Non-cash ESOP expense                                        84,914          87,600
     Deferred income taxes                                         23,638          14,717
     Increase in cash surrender value of life insurance           (87,119)        (45,410)
      Proceeds from sale of loans                               1,137,538         819,317
     (Gain) loss on discontinued operations                      (176,380)         14,540
     Depreciation and amortization                                562,743         507,314
   Effects of changes in operating assets and liabilities:
     Accrued interest receivable                                   32,264         (88,335)
     Prepaid expenses and other assets                            (75,838)       (226,459)
     Accounts payable and other liabilities                       215,674        (132,720)
                                                             ------------    ------------

         Net cash provided by operating activities              2,578,277       1,624,573
                                                             ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Net increase in loans                                      (15,489,821)    (11,829,220)
   Proceeds from maturities, redemption and sales
     of securities available-for-sale                          10,936,876      14,728,129
   Proceeds from repayments on securities held-to-maturity      1,882,437       2,163,101
   (Purchase of) proceeds from redemption of FHLB stock            25,100        (265,000)
   Purchase of securities held-to-maturity                              -     (11,970,496)
   Purchase of securities available-for-sale                            -     (12,100,042)
   Purchase of bank-owned life insurance                                -      (2,000,000)
   Purchase of property and equipment                                   -      (2,143,939)
  Proceeds from sale of discontinued operations                   435,422               -
   Acquisition of insurance subsidiaries                         (244,933)        (98,200)
                                                             ------------    ------------

         Net cash used in investing activities                 (2,454,919)    (23,515,667)
                                                             ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of guaranteed preferred
     beneficial interest in Company's subordinated debt                 -       3,000,000
   Allocated fair value of ESOP shares                             84,914          87,558
   (Decrease)/Increase in Federal Home Loan Bank of
     Atlanta borrowings                                          (800,000)      7,800,000
   Net increase in deposits                                     4,433,232      10,533,133
   Cash paid for fractional shares of stock dividend               (1,460)              -
   Repayments of notes payable                                    (30,000)       (138,000)
                                                             ------------    ------------

         Net cash provided by financing activities              3,686,686      21,282,691
                                                             ------------    ------------

BUCS Financial Corp and Subsidiaries

For the Years Ended December 31, 2004 and 2003

                                                                 2004            2003
                                                             ------------    -----------
NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                      $ 3,810,044     $  (608,403)

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                                        3,486,463       4,094,866
                                                             ------------    -----------

CASH AND CASH EQUIVALENTS
   AT END OF YEAR                                            $ 7,296,507     $ 3,486,463
                                                             ===========     ===========


Supplemental disclosure of cash flow information:
   Cash paid for income taxes                                $   198,400     $   157,285
                                                             ===========     ===========

   Cash paid for interest                                    $ 2,174,219     $ 2,392,976
                                                             ===========     ===========

The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003




1.      NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Nature of Operations
         --------------------

               BUCS Financial Corp (the "Company" or "Corporation") is a savings and loan holding company that provides its customers with banking and non-banking financial services through its wholly-owned subsidiaries BUCS Federal Bank (the "Bank") and ARMOR Insurance Group, Inc. ("ARMOR"). The Bank offers various loans, deposit and other financial service products to its customers. The Bank's customers include individuals and commercial enterprises throughout central Maryland; emphasizing the areas surrounding its main office and branch locations in Owings Mills and Columbia, Maryland, respectively.

         Principles of Consolidation
         ---------------------------

               The consolidated financial statements include the accounts of the
Company  and  its  wholly-owned   subsidiaries.   All  significant  intercompany
transactions and balances are eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classifications made in 2004.

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

               Investment securities held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. The Company intends and has the ability to hold such securities until maturity. When securities are transferred into the held-to-maturity category from available-for-sale, they are accounted for at estimated fair value with any unrealized holding gain or loss at the date of the transfer reported as accumulated other comprehensive income, net of income taxes, and amortized over the remaining life of the security as an adjustment of yield. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

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

               The Company identifies impaired loans and measures impairment (i) at the present value of expected cash flows discounted at the loan's original effective interest rate; (ii) at the observable market price, or (iii) at the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and corresponding charge to provision for loan losses. The Company does not apply these provisions to larger groups of smaller-balance homogeneous loans such as consumer installment, residential first and second mortgage loans and credit card loans. These loans are collectively evaluated for impairment.

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

         Property and Equipment
         ----------------------

               Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are accumulated using the straight-line method over the estimated useful lives of the assets. Additions and betterments are capitalized and charges for repairs and maintenance are expensed when incurred. The cost and accumulated depreciation or amortization are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income. Leasehold improvements are amortized over the remaining life of the lease. Furniture, fixtures and equipment are depreciated over periods of 3 to 12 years. For tax purposes, depreciation is computed using accelerated methods.

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

         Other Intangible Assets
         -----------------------

               Other intangible assets, consisting of contracts and related customer relationships, were created with the acquisition of certain insurance agencies by ARMOR in 2003 and 2002. Intangible assets are amortized over the estimated lives and evaluated for impairment when necessary. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the asset.

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

         Earnings Per Share
         ------------------

               Basic net earnings per common share is computed by dividing net earnings applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options (Treasury Stock Method). At December 31, 2004 there were 43,451 options outstanding that are considered in the money. Accordingly, such options outstanding had a dilutive effect on earnings per share for the year ended December 31, 2004 of $.03. Earnings per share amounts have been given retroactive effect to the 10% stock dividend declared December 22, 2003.

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

                No options were granted in 2004. The option strike price was equal to the market price of the common stock at the date of the grant for all options granted in 2003; accordingly, no compensation expense related to options was recognized in 2003. If the Company had applied a fair value based method to recognize compensation cost for the options granted, net income and earnings per share would have been changed to the following pro forma amounts for the year ended December 31, 2003:

                                                       2004          2003
                                                     ----------   -----------

Net income - as reported                             $  589,996   $   460,007

Deduct:  Total stock-based compensation determined
  under fair value based method for all awards,
  net of related income tax effects                           0      (161,959)
                                                     ----------   -----------

Pro forma net income                                 $  589,996   $   298,048
                                                     ==========   ===========


Earnings per share:
  Basic - as reported                                $     1.59   $      1.24
                                                     ==========   ===========
  Basic - pro forma                                  $     1.59   $       .80
                                                     ==========   ===========

  Diluted - as reported                              $     1.56   $      1.24
                                                     ==========   ===========
  Diluted - pro forma                                $     1.56   $       .80
                                                     ==========   ===========

                For purposes of pro forma disclosures, the estimated minimum value of the options is amortized to expense over the option's vesting period. Note that the effects of applying SFAS No. 123 for pro forma disclosures in the current year are not necessarily representative of the effects on pro forma net income for future years.

                The weighted average fair value of options granted during 2003 was $6.89 on the date of the grant. The fair value of options granted is estimated on the date of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options, which have different characteristics from the Company's stock options. The model is also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate. As a result, management believes the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options. The following weighted average assumptions were used in the Black-Scholes option pricing model:

                                                        2003
                                                        ----

                      Dividend yield                    0.00%
                      Expected volatility               5.00%
                      Risk-free interest rate           4.49%
                      Expected lives (in years)            10

         Advertising Costs
         -----------------

               Advertising and marketing costs are expensed as incurred and for the years ended December 31, 2004 and 2003 totaled $245,700 and $359,979, respectively.


         Discontinued Operations and Assets Held for Sale
         ------------------------------------------------

                The Company entered into a definitive agreement to sell the intangible assets and goodwill of its wholly-owned subsidiary, Armor Insurance Group, Inc., on September 30, 2004.

                The Company realized cash proceeds for this sale of $709,944 on October 1, 2004. These proceeds resulted in a before tax gain on sale of $274,095 and tax-adjusted gain on sale of approximately $168,240. The Company retains the right to additional cash proceeds in the first or second quarter of 2005 contingent upon performance of the assets sold as determined through year-end 2004 but such additional proceeds are not certain at December 31, 2004. The Company further expects to liquidate tangible assets of the discontinued operation that carry a book value of approximately $327,000 at December 31, 2004. The net asset value of the discontinued operation is reported as an asset held for sale as of December 31, 2004.


         Reclassifications
         -----------------

                Certain reclassifications have been made to the 2003 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

2.   RECENT ACCOUNTING PRONOUNCEMENTS

             In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 46, Consolidation of Variable Interest Entities" ("FIN 46"), which explains identification of variable interest entities and the assessment of whether to consolidated these entities. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the involved parties. The potential de-consolidation of subsidiary trusts of bank holding companies formed in connection with the issuance of trust preferred securities appears to be an unintended consequence of FIN 46. On December 17, 2003, the FASB revised FIN 46 ("FIN46R") and deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004. Accordingly, the Company chose to postpone de-consolidation of the trust preferred securities until March 31, 2004. The overall effect on the Company's financial position and operating results of this de-consolidation were not material. The Company has no significant variable interests in any entities which would require disclosure or consolidation.

             In May 2003, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. While the Board still plans to revise that definition through an amendment to Concepts Statement 6, the Board decided to defer issuing that amendment until it has concluded its deliberations on the next phase of this project. That next phase will deal with certain compound financial instruments including puttable shares, convertible bonds, and dual-indexed financial instruments. These provisions of SFAS No. 150 are effective for financial statements for fiscal years ending after June 15, 2003. The application of SFAS No. 150 did not have a material impact on the Company's operations.

             On September 30, 2004, FASB issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment, which might mean maturity. The delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect the Company.

               In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS No. 123(R)"), Share-Based Payment, which is a revision of SFAS No. 123. SFAS 123(R) supercedes APB No. 25 and amends FASB Statement No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense through the income statement based upon their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) is effective for the first quarter of 2006. The adoption of this standard will not have a material impact on the Company's operations.

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

         The amount due to the entities acquired in this transaction and acquisitions occurring in previous years in the amount of $30,000 was paid during 2004. During 2003 $138,000 had been paid related to the purchase agreements.


4.   INVESTMENT SECURITIES

         The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                                Gross         Gross       Estimated
                                                 Amortized    Unrealized   Unrealized       Fair
                                                   Cost         Gain          Losses        Value
                                               -----------   -----------   -----------   -----------
December 31, 2004:
   Investment securities available-for-sale:
     Obligations of U.S. Government agencies   $ 1,000,000   $         -   $     9,626   $   990,374
     Mortgage-backed securities                  4,914,705        29,868         6,027     4,938,546
                                               -----------   -----------   -----------   -----------
                                                 5,914,705        29,868        15,653     5,928,920
                                               -----------   -----------   -----------   -----------
   Investment securities held-to-maturity:
     Collateralized mortgage obligations           203,170         1,078             -       204,248
     Mortgage-backed securities                  9,082,712             -       112,014     8,970,698
                                               -----------   -----------   -----------   -----------
                                                 9,285,882         1,078       112,014     9,174,946
                                               -----------   -----------   -----------   -----------

                                               $15,200,587   $    30,946   $   127,667   $15,103,866
                                               ===========   ===========   ===========   ===========

December 31, 2003:
   Investment securities available-for-sale:
     Obligations of U.S. Government agencies   $ 3,984,216   $    10,601   $    83,380   $ 3,911,437
     Mortgage-backed securities                 12,921,361       165,163         9,111    13,077,413
                                               -----------   -----------   -----------   -----------
                                                16,905,577       175,764        92,491    16,988,850
                                               -----------   -----------   -----------   -----------
   Investment securities held-to-maturity:
     Collateralized mortgage obligations           324,274         2,168            51       326,391
     Mortgage-backed securities                 10,880,068             -       130,729    10,749,339
                                               -----------   -----------   -----------   -----------
                                                11,204,342         2,168       130,780    11,075,730
                                               -----------   -----------   -----------   -----------

                                               $28,109,919   $   177,932   $   223,271   $28,064,580
                                               ===========   ===========   ===========   ===========

         The amortized cost and estimated fair values of investment securities by contractual maturity date at December 31, 2004 are as follows:

                                                                   Estimated
                                                     Amortized       Fair
                                                       Cost          Value
                                                    -----------   -----------
Investment securities available-for-sale:
   Within one year                                  $         -   $         -
   1 - 5 years                                        1,191,691     1,186,754
   6 - 10 years                                         576,778       578,565
   After 10 years                                     4,146,236     4,163,601

Investment securities held-to-maturity:
   Within one year                                            -             -
   1 - 5 years                                          203,170       204,248
   6 - 10 years-                                              -             -
   After 10 years                                     9,082,712     8,970,698
                                                    -----------   -----------

         Totals                                     $15,200,587   $15,103,866
                                                    ===========   ===========

         Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

         Investment securities with an amortized cost of $10,915,736 and an estimated fair value of $10,844,586 have been pledged as collateral for credit extended by the Federal Home Loan Bank of Atlanta ("FHLB") at December 31, 2004.

         The gross realized gains and losses on available for sale securities for the years ended December 31, 2004 and 2003 are as follows:

                                                          2004                            2003
                                            ------------------------------     --------------------------------
                                              Gross            Gross             Gross            Gross
                                            Realized          Realized         Realized          Realized
                                              Gains            Losses            Gains             Losses
                                            ---------         --------         ---------         ---------

         Securities available-for-sale       $69,513          $75,341           $43,310          $38,881
                                             =======          =======           =======          =======

         Proceeds from sales of securities available-for-sale amounted to $6,647,681 and $3,328,405 for the years ended December 31, 2004 and 2003, respectively.

         Net unrealized holding losses on available-for-sale securities that have been included in accumulated other comprehensive income amounted to $43,737 and $218,569 for the years ended December 31, 2004 and 2003, respectively. The amount of (losses) gains reclassified out of accumulated other comprehensive income amounted to $(5,422) and $4,429 for the years ended December 31, 2004 and 2003, respectively.

Gross unrealized losses and fair value by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2004 are as follows:


                                                  Continuous Unrealized
                                                   Losses Existing for
                                                  ------------------------     Total
                                                    Less than    More than   Unrealized
         Available-for-Sale           Fair Value    12 Months    12 Months     Losses
         ------------------           ----------   ----------   ----------   ----------

U. S. Agency                          $  990,373   $    9,626   $        -   $    9,626
Mortgage-backed securities             4,938,546        2,392        3,635        6,027
                                      ----------   ----------   ----------   ----------

                                      $5,928,919   $   12,018   $    3,635   $   15,653
                                      ==========   ==========   ==========   ==========


                                                  Continuous Unrealized
                                                   Losses Existing for
                                                  ------------------------     Total
                                                    Less than    More than   Unrealized
         Held-to-Maturity             Fair Value    12 Months    12 Months     Losses
         ----------------             ----------   ----------   ----------   ----------


Collateralized mortgage obligations   $  204,248   $        -   $        -   $        -
Mortgage-backed securities             8,970,698      112,014            -      112,014
                                      ----------   ----------   ----------   ----------

                                      $9,174,946   $  112,014   $        -   $  112,014
                                      ==========   ==========   ==========   ==========


         Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

         At December 31, 2004, nine debt securities have unrealized losses with aggregate depreciation of 1.15% from the Company's amortized cost basis. These losses relate principally to market changes in interest rates since the original purchase. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale and held-to-maturity portfolio are temporary.

5.   LOANS RECEIVABLE

         Loans receivable consist of the following at December 31:

                                                       2004             2003
                                                    -----------     -----------
     Categories:
       Mortgage loans:
         Residential:
           Permanent 1 - 4 single family            $20,351,675     $25,693,522
           Land                                           2,978           3,740
           Commercial                                 9,116,932       4,127,739
       Consumer loans:
         Home equity loans                           32,141,332      23,335,770
         Secured loans                               20,414,641      17,015,230
         Other                                        3,804,507       3,975,759
       Commercial                                     5,528,692       3,163,715
                                                    -----------     -----------
               Total loans                           91,360,757      77,317,475
       Net deferred loan costs                          536,807         441,594
                                                    -----------     -----------
                                                     91,897,564      77,759,069
       Less allowance for loan losses                   682,339         630,702
                                                    -----------     -----------
               Loans receivable, net                $91,215,225     $77,128,367
                                                    ===========     ===========

         Loans aggregating $52,076,306 and $22,895,186 have been pledged to the FHLB as collateral for credit extended by the FHLB for short-term borrowings at December 31, 2004 and 2003, respectively.

         Nonperforming loans amounted to $97,609 and $44,000 as of December 31, 2004 and 2003, respectively. The amount of interest income that would have been recorded on loans in nonaccrual status as of December 31, 2004, had such loans performed in accordance with their terms, was $4,263.

         The allowance for loan losses activity for the years ending December 31, is as follows:

                                                      2004             2003
                                                     --------        --------

        Balance at beginning of year                 $630,702       $ 579,627
         Provision for loan losses                    293,705         255,427
         Recoveries                                    58,399          59,574
         Loan loss write-offs                        (300,467)       (263,926)
                                                     --------        --------
         Balance at end of year                      $682,339        $630,702
                                                     ========        ========

         Impairment of loans having recorded investments of $97,609 and $44,000 at December 31, 2004 and 2003, respectively, has been recognized in conformity with SFAS No. 114 as amended by SFAS Statement No.
118. The average recorded investments in impaired loans during 2004 and 2003 approximate $102,000 and $47,000, respectively. Interest income on impaired loans of approximately $2,400 and $1,700 was recognized for cash payments received in the years ended December 31, 2004 and 2003, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified. The valuation allowance for impaired loans was $97,609 and $44,000 at December 31, 2004 and 2003, respectively.

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

                                                      2004              2003
                                                    ---------         ---------

         Balance at beginning of year               $ 817,744         $ 548,688
         Additional borrowings                        250,771           457,844
         Repayments                                  (127,494)         (188,788)
                                                    ---------         ---------

         Balance at end of year                     $ 941,021         $ 817,744
                                                    =========         =========

6. PROPERTY AND EQUIPMENT

         Property  and  equipment  at  December  31  are   summarized  by  major
classifications as follows:

                                                       2004           2003
                                                    ----------      ----------

         Building                                   $1,524,839      $1,800,268
         Leasehold improvements                      1,096,584       1,094,660
         Furniture, fixtures and equipment           2,179,135       2,052,051
                                                    ----------      ----------
                                                     4,800,558       4,945,979
           Less allowance for depreciation           1,726,603       1,304,999
                                                    ----------      ----------
                                                     3,073,955       3,640,980
         Land                                        1,042,994       1,042,994
                                                    ----------      ----------

                                                    $4,116,949      $4,683,974
                                                    ==========      ==========

         Depreciation expense totaled $447,220 and $380,820 for the years ended December 31, 2004 and 2003, respectively.

         The Bank occupies a branch banking facility in Columbia, Maryland. BUCS Federal prepaid ten years of rent totaling $327,218 for the period July 1, 1999 to June 30, 2009. BUCS Federal has the option to extend the lease for three 5-year periods at a rent to be determined. Occupancy expense is charged $2,750 per month for rent and amortization of the $327,218 of the prepaid amount.

7.   DEPOSITS

         Deposits at December 31, 2004 and 2003 were as follows:

                                                               2004             2003
                                                          ---------------  --------------
         Checking                                            $14,191,039      $ 9,612,718
         Regular savings                                      27,551,990       24,184,152
         Money markets                                        19,388,381       17,603,832
         IRA's floating rate                                   2,383,238        2,595,766
         Certificate of deposits (including IRA CDs)          25,105,907       30,190,855
                                                             -----------      -----------

                                                             $88,620,555      $84,187,323
                                                             ===========      ===========


Scheduled maturities of certificate of deposits are as follows:

                                                                   December 31,
                                                                      2004
                                                                   -----------

                            2005                                   $13,196,766
                            2006                                     3,687,765
                            2007                                     4,848,125
                            2008                                     2,122,043
                            2009                                     1,248,858
                            Thereafter                                   2,350
                                                                   -----------

                                                                   $25,105,907
                                                                   ===========

         Officers' and directors' savings accounts amounted to approximately $1,498,000 and $1,114,000 at December 31, 2004 and 2003, respectively.

         Deposits over $100,000  approximated  $25,232,440  and  $25,381,000  at
December 31, 2004 and 2003, respectively.

8.   BORROWED FUNDS

         Borrowings consist of FHLB advances at December 31, 2004 and 2003 and are summarized as follows:

                                   2004                       2003
                           -----------------------  -----------------------
                                        Weighted                  Weighted
                                        Average                   Average
                                        Interest                  Interest
                              Amount      Rate          Amount      Rate
                           -----------   --------  ------------   ---------

   Less than one year      $ 8,800,000     2.20%      $7,800,000     1.72%
   One to two years          1,800,000     2.66        1,800,000     2.06
   Two to three years        2,400,000     3.18        1,800,000     2.66
   Three to four years       5,000,000     3.91        2,400,000     3.18
   Four to five years                -        -        5,000,000     3.91
   Thereafter                1,500,000     4.79        1,500,000     4.78
                           ------------              -----------

                           $19,500,000     3.00%     $20,300,000     2.77%
                           ===========               ===========



         The Company has $8,500,000 in adjustable rate advances and $11,000,000 in fixed rate advances from the FHLB at December 31, 2004. As of December 31, 2004, the Company's adjustable rate FHLB advances include $1,500,000 of advances with a scheduled maturity in 2011. The FHLB under certain circumstances, has a one time call provision in 2006 related to these advances.

         At December 31, 2004, the Company had line of credit commitments with the FHLB totaling $30,500,000 of which $19,500,000 was advanced and $11,000,000 was available.

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

      The interest rate on the Capital Securities and Junior Subordinated Debt is fixed until April 7, 2008 at 6.65%. The interest rate resets quarterly after April 7, 2008 to LIBOR plus 3.25%. The interest rate at December 31, 2004 was 6.65%. The proceeds were used for general corporate purposes, including in part to fund the purchase of mortgage-backed securities in connection with a leverage strategy.

10.  INCOME TAXES

         Income tax expense for the years ended December 31, consisted of the following:

                                                       2004         2003
                                                     ---------    ---------

     Current income taxes:
       Federal                                       $ 277,047    $ 199,759
       State                                            80,027       45,859
                                                     ---------    ---------
                                                       357,074      245,618
                                                     ---------    ---------

     Deferred income taxes:
       Federal                                         (19,354)      12,050
       State                                            (4,284)       2,667
                                                     ---------    ---------
                                                       (23,638)      14,717
                                                     ---------    ---------

           Total income tax expense                  $ 333,436    $ 260,335
                                                     =========    =========

         Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities, shown as the sum of the appropriate tax effect for each significant type of temporary difference, are presented below for the years ended December 31:

                                                           2004       2003
                                                         --------   --------

     Deferred tax assets:
       Deferred compensation                             $ 34,217   $ 10,655
       Allowance for loan losses                          134,499    114,557
                                                         --------   --------

           Gross deferred tax assets                      168,716    125,212
                                                         --------   --------

     Deferred tax liabilities:
       Deferred loan costs                                149,720    112,081
       Depreciation                                        98,714    118,789
       Other                                                4,623      2,322
                                                         --------   --------

           Gross deferred tax liabilities                 253,057    233,192
                                                         --------   --------

     Net deferred taxes from operations                    84,341    107,980

     Unrealized gains on available-for-sale securities      5,490     32,160
                                                         --------   --------

           Net deferred tax liability                    $ 89,831   $140,140
                                                         ========   ========

         A two-year reconciliation of the difference between the statutory federal income tax rate and the effective tax rate for the Company is as follows:

                                                                   2004    2003
                                                                  ------  ------

      Federal income tax rate                                     34.0%    34.0%
      Increase (decrease) resulting from:
        State income taxes, net of federal income tax benefit      4.6      4.6
        Other                                                     (2.7)    (2.5)
                                                                 -----    -----

            Effective tax rate                                    35.9%    36.1%
                                                                  ====     ====

11.  EMPLOYEE BENEFIT PLANS


              401(k) Plan
              -----------

               The Bank  has a 401(k)  plan  for  all  eligible  employees.  The contribution to the plan is a fixed percentage of the participants' compensation. The cost of the plan for the years ended December 31, 2004 and 2003 approximated $74,000 and $60,000, respectively.

              Deferred Compensation Plan
              --------------------------

               The Company has entered into a deferred compensation agreement with its Chief Executive Officer. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreement until the full eligibility date of the participant. The expense incurred for this plan for the years ended December 31, 2004 and 2003 was $34,217 and $27,590, respectively. The Company is a beneficiary of life insurance policies, with an aggregate cash surrender value of $2,132,529 at December 31, 2004, that was purchased as a method of partially financing benefits under this plan.

         Employee Stock Ownership Plan
         -----------------------------

               The Company  sponsors a leveraged  employee stock  ownership plan
(ESOP) that covers all employees who work twenty or more hours per week. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share (EPS) computations. ESOP compensation expense was $84,914 and $87,600 for the years ended December 31, 2004 and 2003, respectively. The ESOP shares for the year ended December 31, 2004 were as follows:

                  Allocated shares                               9,982
                  Shares released for allocation                 3,565
                  Unreleased shares                             22,103
                                                               -------

                      Total ESOP shares                         35,650
                                                                ======

         Fair value of unreleased shares at December 31, 2004 was $535,998.

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

                Information with respect to stock options is as follows for the year ended December 31, 2004 and 2003:

                                                    2004                    2003
                                           ----------------------    -----------------------
                                                        Weighted                  Weighted
                                                         Average                   Average
                                            Number       Exercise      Number      Exercise
                                           of Shares      Price       of Shares     Price
                                           ---------    ---------     ---------   ----------
         Outstanding at beginning of year      43,450      $20.19        11,330       $19.20
         Granted                                    -           -        32,120        20.55
         Exercised                                  -           -             -            -
         Forfeited/cancelled                        -           -             -            -
                                               ------      ------        ------       ------

         Outstanding at end of year            43,450      $20.19        43,450       $20.19
                                               ======      ======        ======       ======



             Options outstanding are summarized as follows at December 31, 2004:

                           Options Outstanding               Options Exercisable
            ----------------------------------------------   -------------------
                                               Weighted
                                                Average
                                               Remaining
                                              Contractual
             Exercise                            (Years)
               Price            Shares            Life                Shares
             -----------      -----------       ------------        ------------

               19.20            11,330              7.3                7,553
               20.55            32,120              8.7               32,120


12.  REGULATORY CAPITAL

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes as of December 31, 2004, that the Bank meets all capital adequacy requirements to which they are subject.

         As of December 31, 2004, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

         Actual capital amounts and ratios for the Bank are presented in the table below:

                                                                                                   To be
                                                                                              Well Capitalized
                                                                                                 Under Prompt
                                                                       For Capital            Corrective Action
                                                   Actual            Adequacy Purposes           Provision
                                          ---------------------   ----------------------- ------------------------

                                             Amount      Ratio       Amount        Ratio     Amount      Ratio
                                          -----------    -----    -----------      -----    --------     -----
As of December 31, 2004:
   Total capital (to risk-weighted assets) $10,962,000    11.9%    $7,339,760       8.0%    $9,174,700    10.0%

   Tier 1 capital (to risk-weighted assets) 10,954,000    11.9      3,669,880       4.0      5,504,820     6.0

    Tier 1 capital (to average assets)      10,954,000     9.0      4,891,720       4.0      6,114,650     5.0

                                                                                                   To be
                                                                                              Well Capitalized
                                                                                                 Under Prompt
                                                                       For Capital            Corrective Action
                                                   Actual            Adequacy Purposes           Provision
                                          ---------------------   ----------------------- ------------------------
                                             Amount      Ratio       Amount        Ratio     Amount      Ratio
                                          -----------    -----    -----------      -----    --------     -----
As of December 31, 2003:
   Total capital (to risk-weighted assets) $10,861,551    14.0%     $6,219,520      8.0%    $7,774,400    10.0%

   Tier 1 capital (to risk-weighted assets) 10,310,092    13.3       3,109,760      4.0      4,664,640     6.0

   Tier 1 capital (to average assets)       10,310,092     9.0       4,599,560      4.0      5,749,450     5.0


         The following is a reconciliation of capital computed under accounting principles generally accepted in the United States of America to regulatory capital at December 31, 2004:

                                      GAAP           Tangible           Core              Total
                                     Capital          Capital          Capital           Capital
                                   -----------    -----------       -----------     -----------

GAAP capital                       $10,961,918    $10,961,918       $10,961,918     $10,961,918
                                   ===========
Accumulated gains on certain
   available-for-sale securities                       (8,725)           (8,725)         (8,725)
Additional capital items - general
  valuation allowance                                       -                 -         624,129
                                                  -----------       -----------     -----------
Regulatory capital - computed                     $10,953,193       $10,953,193     $11,577,322
                                                  ===========       ===========     ===========

           The  following  is  a   reconciliation   of  capital  computed  under
accounting principles generally accepted in the United States to regulatory capital at December 31, 2003:

                                      GAAP           Tangible           Core              Total
                                     Capital          Capital          Capital           Capital
                                   -----------    -----------       -----------     -----------
GAAP capital                        $10,362,554    $10,362,554        $10,362,554      $10,362,554
                                    ===========
Accumulated gains on certain
   available-for-sale securities                       (52,462)           (52,462)         (52,462)
Additional capital items -
   General valuation allowance                               -                  -          551,459
                                                   -----------        -----------      -----------
Regulatory capital - computed                      $10,310,092        $10,310,092      $10,861,561
                                                   ===========        ===========      ===========

13.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The estimated fair values of the Bank's financial instruments, excluding goodwill, as of December 31, are as follows:

                                                              2004                        2003
                                                   ---------------------------  --------------------------
                                                                  Estimated                    Estimated
                                                    Carrying          Fair        Carrying         Fair
                                                     Amount          Value        Amount          Value
                                                   -----------    ------------  -----------    -----------
       Financial assets:
         Cash and cash equivalents                  $ 7,296,507    $ 7,296,507    $ 3,846,463   $ 3,846,463
         Investment securities                       15,214,802     15,103,866     28,193,192    28,064,580
         Loans   receivable                          91,215,225     90,118,000     77,128,367    78,171,000
         Investment in FHLB stock                     1,114,900      1,114,900      1,140,000     1,140,000

       Financial liabilities:
         Deposits                                    88,620,555     88,664,865     84,187,323    84,356,540
         Borrowed funds                              19,500,000     19,565,000     20,300,000    20,429,920

       Off-Balance Sheet Financial Assets:

                                                              2004                        2003
                                                   ---------------------------  --------------------------
                                                     Estimated                     Estimated
                                                      Contract      Estimated       Contract     Estimated
                                                      Amount        Fair Value       Amount      Fair Value
                                                      ------        ----------       ------      ----------

       Commitments to extend credit                 $23,323,000    $23,323,000    $18,513,000   $18,507,000


14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

           Loan and credit line commitments, totaled $23,323,000 at December 31, 2004 and $18,513,000 at December 31, 2003. These commitments are contingent upon continuing customer compliance with the terms of the agreement.

           Variable rate loan commitments were at current market rates ranging from 4.25% to 7.25% for December 31, 2004.


15.  RENT/RELATED PARTY TRANSACTIONS

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

           In November 2002 the Company entered into an agreement to sublease additional administrative and banking facility space in Owings Mills from CareFirst with an initial term through November 30, 2009. The Bank is required to pay $18,500 per annum under the sublease during the term of the agreement.

16.  PARENT COMPANY FINANCIAL STATEMENTS

           Condensed financial information for BUCS Financial Corp (parent company only) is as follows:

                             CONDENSED BALANCE SHEET
                           DECEMBER 31, 2004 AND 2003

                                     ASSETS

                                                                       2004            2003
                                                                  ------------    ------------

Cash                                                              $  1,325,666    $  1,450,800
Investment in subsidiaries                                          11,953,393      11,211,375
Notes receivable                                                       233,352         265,762
Other                                                                  363,924         351,095
                                                                  ------------    ------------

         Total assets                                             $ 13,876,335    $ 13,279,032
                                                                  ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Other                                                          $     47,612    $     47,612
   Long-term notes payable                                           3,000,000       3,000,000
                                                                  ------------    ------------

         Total liabilities                                           3,047,612       3,047,612
                                                                  ------------    ------------

Stockholders' equity:
   Common stock                                                         40,099          36,459
   Stock dividend distributable                                           --             3,640
   Additional paid-in capital                                        4,170,343       4,117,839
   Retained earnings                                                 6,609,556       6,021,020
   Accumulated other comprehensive income                                8,725          52,462
                                                                  ------------    ------------

           Total stockholders' equity                               10,828,723      10,231,420
                                                                  ------------    ------------

           Total liabilities and stockholders' equity             $ 13,876,335    $ 13,279,032
                                                                  ============    ============


                          CONDENSED STATEMENT OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                       2004            2003
                                                                  ------------    ------------

Interest income                                                   $     22,519    $     21,820

Operating expenses                                                     270,897         216,272
                                                                  ------------    ------------

Loss before income tax benefit and equity
   in undistributed income of subsidiaries                            (248,378)       (194,402)

Income tax benefit                                                    (105,134)        (71,929)
                                                                  ------------    ------------

Loss before income in undistributed income of subsidiaries            (143,244)       (122,473)

Equity in undistributed income of subsidiaries                         733,240         582,480
                                                                  ------------    ------------

Net income                                                        $    589,996    $    460,007
                                                                  ============    ============

                        CONDENSED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003




                                                                      2004           2003
                                                                 -----------    -----------
Cash flows from operating activities:
   Net income                                                    $   589,996    $   460,007
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Equity in undistributed income of subsidiaries                 (733,240)      (582,480)
     Net increase in other assets                                    (12,829)      (245,252)
     Net increase in other liabilities                                     -         47,612
                                                                 -----------    -----------

           Net cash used in operating activities                    (156,073)      (320,113)
                                                                 -----------    -----------

Cash flows from investing activities:
   Investment in subsidiaries                                              -     (1,516,000)
   Proceeds from notes receivable                                     32,410         32,410
                                                                 -----------    -----------

           Net cash provided by (used in) investing activities        32,410     (1,483,590)
                                                                 -----------    -----------

Cash flows from financing activities:
   Proceeds from long-term notes                                           -      3,093,000
   Cash paid for fractional shares of stock dividend                  (1,461)             -
                                                                 -----------    -----------

           Net cash (used in) provided by financing activities        (1,461)     3,093,000
                                                                 -----------    -----------

NET (DECREASE) INCREASE IN CASH                                     (125,134)     1,289,297

CASH AT BEGINNING OF YEAR                                          1,450,800        161,503
                                                                 -----------    -----------

CASH AT END OF YEAR                                              $ 1,325,666    $ 1,450,800
                                                                 ===========    ===========


                              Corporate Information

                               BUCS Financial Corp
                       10455 Mill Run Circle, P.O. Box 625
                             Owings Mills, MD 21117
                                 (410) 998-5304

                               BUCS Federal Bank
10455 Mill Run Circle         10802 Red Run Blvd       8801 Columbia 100 Parkway
Owings Mills, MD 21117      Owings Mills, MD 21117         Columbia, MD  21045

                             8820 Snowden River Pkwy
                               Columbia, MD 21045


                               BOARD OF DIRECTORS
                            Allen S. Maier, Chairman
                       Joseph D. Pescrille, Vice Chairman
                           Brian J. Bowers, Treasurer
                          M. Robin Copeland, Secretary
                       Herbert J. Moltzan, President & CEO
                                Thomas K. Markel
                               A. Virginia Wampler
                                    Harry Fox
                                    Peg Ohrt
                                  Dale Summers
                                Joseph Mezzonatte
                                Gregory A. Devou

                             BANK EXECUTIVE OFFICERS

Herbert J. Moltzan               James E. Shinsky            Debra  J. Vinson
 President & CEO                Senior Vice President      Senior Vice President

          William H. Howard                       Matthew Ford
        Senior Vice President                Senior Vice President & CFO

                                                               Independent Registered Public
Local Counsel                                                  Accounting Firm
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

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Herbert J. Moltzan, President & CEO, at the Company's Red Run Blvd. Office. The Annual Meeting of Stockholders will be held on April 27, 2005 at 5:00 PM at the BUCS Federal Bank Offices, 10802 Red Run Blvd., Owings Mills, MD 21117.