Form 10KSB, Exhibit 13
period 2005-12-31
BUCS FINANCIAL CORP
filed 2006-03-31
CIK 1125813

BUCS Financial Corp
                                  Annual Report


                                Table of Contents


Letter to Stockholders......................................................   3

Corporate Profile...........................................................   4

Stock Price Information.....................................................   5

Selected Financial Ratios and Other Data....................................   6

Management's Discussion and Analysis........................................   7

Report of Independent Registered Public Accounting Firm.....................  14

Consolidated Financial Statements...........................................  15

Notes to Consolidated Financial Statements..................................  21

Corporate Information.......................................................  42

                      [This page intentionally left blank]

Dear Fellow Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present the 2005 Annual Report to the Stockholders of BUCS Financial Corp (the "Company").

Earnings for the year ended December 31, 2005 were $611,000, or $.71 per diluted share, compared to $590,000, or $.70 per diluted share for 2004. The Company paid stock dividends of 100% and 10% on April 30, 2005 and January 1, 2006, respectively.

Asset growth continued a positive trend with total assets at December 31, 2005 reaching $138.6 million, as compared to $122.8 million at December 31, 2004. Total deposits increased during 2005 by $6.9 million or 7.8% compared with growth of $4.4 million or 5.3% for the twelve months ended December 31, 2004. The deposit growth during 2005 was made up of an $8.5 million or 13.3% increase in core checking, savings, and money market deposits, partially offset by a $1.5 million or 6.1% decline in certificate of deposit accounts.

The $6.9 million or 7.8% growth in deposits, a $3.4 million or 22.1% decrease in available for sale and held to maturity investments and an $8.2 million or 42.0% increase in FHLB borrowings helped fund a $17.4 million or 19.0% growth in loans receivable, net. Loans receivable, net totaled $108.6 million at December 31, 2005 compared to $91.2 million at December 31, 2004. Total loan growth included a $15.1 million or 165.8% increase in commercial real estate loans and a $6.1 million or 19.0% increase in home equity loans, partially offset by a $724,000 or 3.6% decrease in one-to-four family residential loans, a $1.9 million or 8.0% decrease in secured and unsecured consumer loans and a $1.2 million or 21.2% decrease in commercial loans.

At year-end, stockholders' equity was $11.3 million, resulting in total book value per share and tangible book value per share of $12.82.

We thank you for your support; we are committed to enhancing your investment in the Company.


Sincerely,

[PICTURE OMITTED]

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

         The Bank is a federally chartered stock savings bank, providing traditional retail banking services, one-to-four family residential mortgage loans, consumer loan products, including home equity, auto, personal loans, and commercial loans to small businesses in its market area. The Bank is an approved lender for Small Business Administration guaranteed loans. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and its deposits are federally insured by the Federal Deposit Insurance Corporation (the "FDIC") under the Savings Association Insurance Fund (the "SAIF"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank (the "FHLB") of Atlanta, which is one of the twelve regional banks in the FHLB system.

         Armor Insurance Group, Inc. ("Armor") was formed in late 1999 as a limited liability company and wholly-owned subsidiary of the Bank. Subsequent to the Bank's mutual-to-stock conversion, Armor was restructured as a subsidiary of the Company and in December 2001 converted to a Maryland corporation. Armor was a traditional multi-line property and casualty insurance agency with an office located in Ellicott City, Maryland. Armor sold automobile, homeowners, life, health, and small business property and casualty insurance policies to individuals and small businesses throughout central Maryland. In separate cash deals Armor acquired four smaller insurance agencies, Comprehensive Insurance Associates, Inc. and the Carolyn Brooks Agency Inc. in August 2001, Scott & Geiger, Inc. in June 2002, and First Choice Insurance Solutions in December 2003. In October 2004, the Company sold most of the business assets of Armor Insurance Group to the Russell Insurance Group, Inc. of Taylorville, Maryland. The sale price was based on total 2004 actual commission income from the Armor book of business. The final settlement of this sale occurred during April 2005.

Stock Price Information

         The Company's common stock has traded on the OTC-Electronic Bulletin Board under the trading symbol "BUCS" since it commenced trading on March 15, 2001. The following table reflects high and low sale closing prices for the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The following information has been adjusted for a stock dividends paid by the Company.

2005                                               High               Low
----                                               ----               ---
First Quarter                                  $   12.05          $   10.23
Second Quarter                                 $   12.73          $   10.56
Third Quarter                                  $   12.73          $   12.09
Fourth Quarter                                 $   13.50          $   11.59

2004                                               High               Low
----                                               ----               ---
First Quarter                                  $   12.17          $   10.45
Second Quarter                                 $   12.09          $   11.82
Third Quarter                                  $   11.82          $   11.14
Fourth Quarter                                 $   11.25          $   11.02

         The number of shareholders of record as of March 13, 2006 was approximately 267. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 13, 2006, there were 882,108 shares of the Company's common stock outstanding.

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

SELECTED FINANCIAL RATIOS AND OTHER DATA

                                                         For the Years Ended
                                                            December 31,
Selected Financial Ratios and Other Data                2005            2004
                                                        ----            ----
Performance Ratios
Return on average assets                               0.47%           0.49%
Return on average equity                               5.59%           5.79%
Net interest rate spread                               3.60%           3.32%
Net interest margin on average interest-
  earning assets                                       3.55%           3.28%
Average interest-earning assets to
  average interest-bearing liabilities                98.03%          98.03%
Efficiency Ratio  (non-interest expense
  divided by the sum of net interest
  income and noninterest income)                      83.69%          85.57%

Asset Quality Ratios
Non-performing loans to total loans, net               0.11%           0.11%
Non-performing loans to total assets                   0.08%           0.08%
Net charge offs to average loans
  outstanding                                          0.30%           0.28%
Allowance for loan losses to total loans               0.67%           0.75%

Capital Ratios
Average equity to average assets                       8.41%           8.38%
Equity to assets at period end                         8.16%           8.66%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

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

         The Company's results of operations are primarily dependent upon net interest income, which is the difference between the interest income earned on interest-earning assets, primarily loans, mortgage-backed securities and investments, and the interest expense on interest-bearing liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also significantly influenced by the level of noninterest expenses such as employee salaries and benefits, noninterest income, such as loan related fees and fees on deposit related services, and the provision for loan losses.

Management of Interest Rate Risk and Market Risk

         Qualitative Analysis. Because the majority of the Bank's assets and liabilities are sensitive to changes in interest rates, the Bank's most significant form of market risk is interest rate risk/changes in interest rates. The Bank may be vulnerable to an increase or decrease in interest rates to the extent that interest-bearing liabilities mature or reprice faster or slower than interest-earning assets.

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

The Bank has also made a significant effort to maintain its level of lower costs deposits as a method of enhancing profitability. At December 31, 2005, the Bank had approximately 42% of its deposits in relatively low cost savings and non-interest bearing checking accounts. These deposits have traditionally remained relatively stable and are expected to be only moderately affected in a period of rising interest rates. This stability enables the Bank to offset the impact of rising rates in other deposit accounts.

         Quantitative Analysis. The Bank uses the Interest Rate Exposure Report prepared by the Office of Thrift Supervision based on information provided by the Bank to monitor its exposure to interest rate risk. The following table presents the effect on the Banks net portfolio value (NPV) as of December 31, 2005 of upward and downward shifts (shock) in the Treasury yield curve.

          Net Portfolio Value (NPV)        NPV as % of Present Value of Assets
          -------------------------        -----------------------------------
 Change in                                                           Basis Point
 Rates(1)     $ Amount      $ Change       % Change    NPV Ratio       Change
 --------     --------      --------       --------    ---------       ------
              (Dollars in thousands)

 +300 bp       14,310         -2,959          -17%       10.37%      -178 bp
 +200 bp       15,186         -2,083          -12%       10.91%      -124 bp
 +100 bp       16,174         -1,095           -6%       11.51%       -65 bp
    0 bp       17,269                                    12.16%
 -100 bp       18,146            877           +5%       12.65%       +50 bp
 -200 bp       18,538          1,270           +7%       12.85%       +69 bp

         ----------------------
         (1) Interest rate change of -300bp is not reflected in the table because market rates are at low enough levels to make the resulting data derived from such modeling immaterial to estimated changes in Net Portfolio Value.

         Future interest rates or their effect on NPV or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets such as adjustable rate mortgages generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Changes in Financial Condition

         The Company's total assets of $138.6 million at December 31, 2005 reflect an increase of $15.9 million or 12.9% as compared to $122.8 million at December 31, 2004. The increase in assets was comprised of increases in cash and cash equivalents, and interest-bearing deposits in other banks of $1.7 million, loans receivable, net, of $17.4 million and miscellaneous other assets of $807,000, partially offset by a decreases in investment securities available for sale and held to maturity totaling $3.4 million, property and equipment, net of $279,000 and assets held for sale, in conjunction with the sale of Armor, of $363,000. The increase in loans receivable was mainly the result of strong demand for commercial mortgage loans, home equity loans and home equity lines of credit. The decrease in investment securities was mainly the result of pay down of principal on mortgage-backed securities and the reinvestment of these cash flows into loans rather than securities.

         The increase in the Company's liabilities was due primarily to a $6.9 million or 7.8% increase in deposits and an $8.2 million increase in FHLB borrowings. The increase in deposits is attributed primarily to the growth of money market accounts at all four of the Bank's branches as interest rates increased steadily during the year.

         Stockholders' equity totaled $11.3 million at December 31, 2005, an increase of $679,000 or 6.4%. The increase is the result of net earnings of $611,000 for the year ended December 31, 2005 and the effect of the allocation of shares from the Bank's Employee Stock Ownership Plan ("ESOP") totaling $98,137, partially offset by a $30,000 decrease in the unrealized gain (loss) on securities available for sale.

Average Balance Sheet

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information.

The average yields and costs are derived by dividing income and expense by the average balances of assets or liabilities, respectively. ($ in thousands)

                                                                           Year Ended December 31
                                                 --------------------------------------------------------------------------------
                                                                   2005                                  2004
                                                 -------------------------------------    ---------------------------------------
                                                    Average                                  Average
                                                  Outstanding    Interest                  Outstanding Interest
                                                    Balance     Earned/Paid Yield/Rate       Balance   Earned/Paid    Yield/Rate
                                                    -------     ----------- ----------       -------   -----------    ----------
Interest-earning assets:
  Loans receivable (1)                             $ 100,981      $ 6,055     6.00%        $  85,848     $ 4,852         5.65%
  Securities (2)                                      14,698          753     5.12%           22,529         892         3.96%
                                                   ---------      -------                   --------     -------
           Total interest-earning assets             115,679        6,808     5.89%          108,377      5,744          5.30%
                                                                  -------                                -------
Noninterest-earning assets:                           14,178                                  13,241
                                                   ---------                               ---------
           Total assets                            $ 129,857                               $ 121,618
                                                   =========                               =========

Interest-bearing liabilities :
  Savings accounts                                  $ 27,573        $ 148     0.54%         $ 28,536       $ 152         0.53%
  Money market accounts                               24,070          515     2.14%           20,653         256         1.24%
  Certificates of Deposit                             25,429          962     3.78%           28,425       1,017         3.58%
  Checking                                            14,940            -     0.00%           11,073           -         0.00%
                                                   ---------      -------                   --------     -------
  Total deposits                                      92,012        1,625     1.77%           88,687       1,425         1.61%
  Borrowed Funds                                      25,997        1,081     4.16%           21,879         763         3.49%
                                                   ---------      -------                   --------     -------
           Total interest-bearing liabilities        118,009        2,706     2.29%          110,566       2,188         1.98%
Noninterest-bearing liabilities                          927                                     865
                                                   ---------                               ---------
           Total liabilities                         118,936                                 111,431
Equity                                                10,921                                  10,187
                                                   ---------                               ---------
           Total liabilities and equity            $ 129,857                               $ 121,618
                                                   =========                               =========

Net Interest income                                               $ 4,102                                $ 3,556
                                                                  =======                                =======
Interest rate spread (3)                                                      3.60%                                      3.32%
                                                                             =====                                      =====
Net yield on interest- earning assets (4)                                     3.55%                                      3.28%
                                                                             =====                                      =====
Ratio of average interest-earning assets
 to average interest-bearing liabilities                                     98.03%                                     98.02%
                                                                             =====                                      =====

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

Rate/Volume Analysis

The relationship between the volume and rates of the Bank's interest-earning assets and interest-bearing liabilities influences the Bank's net interest income. The following table reflects the sensitivity of the Bank's interest income and interest expense to change in volume and in prevailing interest rates during the periods indicated. Each category reflects the: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); (3) changes in rate/volume (changes in rate multiplied by changes in volume); (4) net change. The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.
($ in thousands)

                                                 Year Ended December 31
                                                      2005 vs. 2004
                                         ---------------------------------------
                                                   Increase (Decrease)
                                                        Due to
                                         ---------------------------------------
                                                               Rate/
                                          Volume      Rate     Volume      Net
                                          ------      ----     ------      ---
                                                     (In thousands)
Interest income:
 Loans receivable                        $   855    $   296   $    52    $ 1,203
 Investment securities and other            (310)       262       (91)      (139)
                                         -------    -------   -------    -------
    Total interest-earning assets        $   545    $   558   $   (39)   $ 1,064
                                         =======    =======   =======    =======
Interest expense:
 Savings accounts                        $    (5)   $     1   $     -    $    (4)
 Money market accounts                        42        186        31        259
 Certificates of deposit                    (107)        58        (6)       (55)
 Borrowed funds                              143        147        28        318
                                         -------    -------   -------    -------
    Total interest-bearing liabilities   $    73    $   392   $    53    $   518
                                         =======    =======   =======    =======

Change in net interest income            $   472    $   166   $   (92)   $   546
                                         =======    =======   =======    =======

Results of Operations

         Net Income. The Company recorded net income of $611,000 for the year ended December 31, 2005, as compared to $590,000 for 2004, representing a $21,000 increase. The increase was primarily attributable a $546,000 increase in net interest income, partially offset by a $115,000 decrease in non-interest income, a $239,000 increase in non-interest expenses, a $61,000 increase in provision for loan losses, a $45,000 decrease in the gain on discontinued operations as a result of the sale of Armor Insurance Group, Inc. and a $65,000 increase in provision for income taxes.

         Net Interest Income. Net interest income is the most significant component of our income from operations. Net interest income is the difference between interest the Bank receives on interest-earning assets, mainly loans and securities, and interest paid on interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

         The Company's net interest income increased $546,000 or 15.4% to $4.1 million for the year ended December 31, 2005, as compared to $3.6 million for 2004. The average balance of interest-earning assets increased $7.3 million or 6.7%, while the average yield thereon increased 59 basis points. The average balance of interest-bearing liabilities increased $7.4 million or 6.7% and the average rate paid thereon increased 31 basis points. The increase in interest-earning assets is attributed to the investment of the increases in deposits and FHLB borrowings into new loans. The average yield on interest-earning assets increased due to the steady increase in short-term market interest rates that began in mid-2004. The average cost of interest-bearing liabilities increased slower than the average yield of interest-earning assets mainly because the interest-earning assets repriced faster than the interest-bearing liabilities as market interest rates began to rise. The balance of higher costing money market and certificate of deposit accounts equaled 51.8% and 50.2% of total deposits as of December 31, 2005 and 2004, respectively.

           The net interest rate spread, which is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, increased to 3.60% for 2005 from 3.32% for 2004. The increase in the net interest rate spread is primarily due to the fact that as general market interest rates began to increase, interest-earning assets have been repricing faster than interest-bearing liabilities. The Company does not know whether this trend will continue because recent trends have seen an increase in deposits in the higher earning money market and certificate of deposit accounts.

         Provision for Loan Losses. During the years ended December 31, 2005 and 2004, the Company established provisions for loan losses of $355,000 and $294,000, respectively. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is sufficient based on the risk characteristics of the loan portfolio. The increase during the period ended December 31, 2005 of $61,000 or 20.8% is the result of management's decision to increase the allowance due to growth in total loans receivable, net, and to provide for probable losses from a checking deposit overdraft program begun during December 2002.

         Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

         Noninterest Income. Total noninterest income, primarily fees and service charges, decreased $115,000 or 3.9% for the year ended December 31, 2005, as compared to 2004. The $114,000 or 4.3% decrease in fees and service charges reflects a shift in customer habits and Bank oversight resulting in fewer overdrawn account fees in 2005 compared to 2004. Also included in noninterest income is the value the Bank derives for maintaining a cash facility at two Carefirst Blue Cross Blue Shield ("Carefirst") buildings. Under an agreement with Carefirst, the Bank performs cash related services for Carefirst, its customers and associates in return for office space. The rental value of this office space, approximately $120,000 in both 2005 and 2004, is reported in noninterest income.

         Noninterest Expense. Total noninterest expense increased by $239,000 or 4.3% for the year ended December 31, 2005, as compared to 2004. This increase was attributable to increases of $209,000 or 7.5% in compensation and benefits resulting from the addition of employees, increased cost for employee insurance programs and normal cost of living increases; $72,000 or 29.4% in advertising and marketing as the Bank attempted to improve deposit and loan growth with increased advertising throughout its market area; and $13,000 or 12.5% in training expenses. These increases were partially offset by decreases of $22,000 or 2.6% in office operations as the Bank implemented several cost reduction measures late in 2005, $17,000 in professional fees resulting from reduction in consulting costs as the Bank completed an overhaul of its human resource function and $16,000 in other miscellaneous non-interest expenses.

         Income Tax Expense. The provision for income taxes from continuing operations totaled $290,000 for the year ended December 31, 2005, as compared to $225,000 for 2004. The $65,000 or 28.9% increase is the result of increased net taxable income from continuing operations. The provision for income taxes was further impacted for the years ending December 31, 2005 and 2004 by changes resulting from discontinued operations that resulted in increases of approximately $83,000 and $114,000, respectively. The net impact of such changes on provision for income taxes from continuing and discontinued operations was a $34,000 or 10.0% increase for the year ended December 31, 2005 compared to the year ended December 31, 2004.

         Discontinued Operations. Upon the sale of the Armor Insurance Group, Inc. ("Armor") subsidiary assets in October 2004, the results of Armor operations for 2005 and 2004 were reclassified in the statement of operations as results from discontinued operations. The after tax gain from discontinued operations totaled $131,000 for the year ended December 31, 2005 as compared to $176,000 for 2004 representing a $45,000 or 25.5% decrease. The $131,000 gain for 2005 is comprised of the gain of $112,000 realized from the final payment for the sale of the book of business, which was received in April 2005, and the $19,000 gain on final disposition of the remaining tangible assets of Armor. The $176,000 gain for 2004 represents $11,000 of normal 2004 operating net income from insurance business prior to the sale and the gain of $165,000 realized from the initial payment on the sale of Armor's book of business.

         Assets held for sale from discontinued operations, comprised mostly of fixed assets and real estate owned by Armor Insurance Group, Inc., were zero at December 31, 2005 as compared to $363,000 at December 31, 2004. All assets were disposed of during 2005.

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

         Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income) for the year ended December 31, 2005 totaled $3.9 million, an increase of $1.3 million as compared to 2004.

         Net cash used by the Bank's investing activities (i.e. cash disbursement, primarily for the purchase of the Bank's investment securities and mortgage-backed securities and funding the Bank's loan portfolio) for 2005 totaled $17.8 million, an increase of $15.3 million as compared to 2004. The increase in cash used was primarily attributable to increases of $5.0 million to fund loans receivable, net and $494,000 for purchase of FHLB stock, and decreases of $9.5 million in proceeds from maturities, redemption and sales of securities available for sale and held to maturity and $73,000 in proceeds from sales of intangible assets, partially offset by a decrease in cash used for purchase of property and equipment of $113,000 and an increase in cash invested short-term in interest-bearing deposit accounts of other banks of $4.3 million.

         Net cash provided by the Bank's financing activities (i.e. cash receipts primarily from net increases in deposits and FHLB borrowings) for the year ended December 31, 2005 totaled $15.2 million, an increase of $11.5 million as compared to 2004. The increase is primarily attributable to increased advances from the FHLB of $9.0 million, increases in cash from deposit growth of $2.5 million, and increases from the allocated fair value of ESOP shares and repayment of notes payable of $13,000 and $30,000, respectively.

         At December 31, 2005 approximately $13.2 million of the Bank's time deposits were scheduled to mature within the next 12 months. The Bank expects the majority of such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has additional borrowing capacity of approximately $6.9 million through the Federal Home Loan Bank of Atlanta.

--------------------------------------------------------------------------------

                              REPORT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM


       STEGMAN & COMPANY
--------------------------------
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGMENT CONSULTANTS SINCE 1915



Board of Directors and Stockholders
BUCS Financial Corp
Owings Mills, Maryland


         We have audited the accompanying consolidated balance sheets of BUCS Financial Corp and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of BUCS Financial Corp. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BUCS Financial Corp and subsidiaries as of December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/   Stegman & Company


Baltimore, Maryland
March 14, 2006

--------------------------------------------------------------------------------

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2005 AND 2004

                                     ASSETS

                                                                                          2005                   2004
                                                                                      ------------          ------------
Cash and cash equivalents                                                             $  2,246,408          $    886,787
Interest-bearing deposits in other banks                                                 6,773,975             6,409,720
Investment securities:
   Available-for-sale - at fair value                                                    4,221,024             5,928,920
   Held-to-maturity - at amortized cost - fair value
     of $7,308,493 (2005) and $9,174,946 (2004)                                          7,623,787             9,285,882
Loans receivable, net of allowance for loan losses
   of $732,315 (2005) and $682,339 (2004)                                              108,579,247            91,215,225
Property and equipment, net                                                              3,837,801             4,116,949
Investment in Federal Home Loan Bank of Atlanta stock - at cost                          1,583,500             1,114,900
Accrued interest receivable                                                                505,900               377,285
Bank-owned life insurance                                                                2,213,018             2,132,529
Assets held for sale                                                                             -               362,915
Prepaid expenses and other assets                                                        1,064,424               935,039
                                                                                      ------------          ------------

         TOTAL ASSETS                                                                 $138,649,084          $122,766,151
                                                                                      ============          ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
   Deposits                                                                          $  95,554,243          $ 88,620,555
   Accounts payable and other liabilities                                                1,087,785             1,017,815
   Borrowed funds - Federal Home Loan Bank of Atlanta                                   27,700,000            19,500,000
   Guaranteed preferred beneficial interest in
     Company's subordinated debt                                                         3,000,000             3,000,000
                                                                                      ------------          ------------

         Total liabilities                                                             127,342,028           112,138,370
                                                                                      ------------          ------------

STOCKHOLDERS' EQUITY:
   Common stock, par value $0.10 per share, 5,000,000 shares authorized, 801,968 and 400,984 shares issued and outstanding
     at December 31, 2005 and 2004, respectively                                            80,197                40,099
   Stock dividend distributable                                                              8,724                     -
   Additional paid-in capital                                                            5,229,806             4,170,343
   Retained earnings                                                                     6,177,720             6,609,556
   Unallocated common stock held by employee stock
     ownership plan ("ESOP")                                                              (168,532)             (200,942)
   Accumulated other comprehensive (loss) income                                           (20,859)                8,725
                                                                                      ------------          ------------

         Total stockholders' equity                                                     11,307,056            10,627,781
                                                                                      ------------          ------------

         TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY                                                                    $138,649,084           $122,766,151
                                                                                      ============           ============

The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                 2005                         2004
                                                                              ----------                   ----------
INTEREST INCOME:
   Loans receivable                                                           $6,054,987                   $4,851,442
   Investment securities                                                         752,798                      892,413
                                                                              ----------                   ----------

         Total interest income                                                 6,807,785                    5,743,855
                                                                              ----------                   ----------

INTEREST EXPENSE:
   Deposits                                                                    1,625,213                    1,425,146
   Borrowed funds                                                              1,080,596                      762,783
                                                                              ----------                   ----------

         Total interest expense                                                2,705,809                    2,187,929
                                                                              ----------                   ----------

NET INTEREST INCOME                                                            4,101,976                    3,555,926

PROVISION FOR LOAN LOSSES                                                        354,859                      293,705

NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES                                                             3,747,117                    3,262,221
                                                                              ----------                   ----------

NONINTEREST INCOME:
   Fees and service charges                                                    2,525,961                    2,640,201
   Loss on sale of investment securities                                               -                       (5,422)
   Gain on sale of loans                                                           6,826                       28,280
   Fee to process and maintain cash facility                                     120,000                      120,000
   Other                                                                         143,035                      127,608
                                                                              ----------                   ----------

         Total noninterest income                                              2,795,822                    2,910,667
                                                                              ----------                   ----------

NONINTEREST EXPENSE:
   Compensation and benefits                                                   3,000,571                    2,792,026
   Occupancy expense of premises                                               1,096,875                    1,100,680
   Office expense                                                                821,753                      843,433
   Professional fees                                                             252,644                      269,590
   Advertising and marketing expense                                             317,966                      245,700
   Training and continuing education expense                                     117,538                      104,468
   Loan servicing                                                                 71,270                       74,531
   Other operating expenses                                                       94,491                      103,548
                                                                              ----------                   ----------

         Total noninterest expense                                             5,773,108                    5,533,976
                                                                              ----------                   ----------

INCOME BEFORE INCOME TAXES                                                       769,831                      638,912

INCOME TAX EXPENSE                                                               290,486                      225,296
                                                                              ----------                   ----------

INCOME FROM CONTINUING OPERATIONS                                                479,345                      413,616
DISCONTINUED OPERATIONS:
   Gain from operations of discontinued component                                214,339                      290,302
   Income tax expense                                                            (82,964)                    (113,922)
                                                                              ----------                   ----------
   Net gain on discontinued operation                                            131,375                      176,380
                                                                              ----------                   ----------

NET INCOME                                                                    $  610,720                   $  589,996
                                                                              ==========                   ==========

BUCS Financial Corp and Subsidiaries

For the Years Ended December 31, 2005 and 2004

                                                                             December 31,                 December 31,
                                                                                2005                         2004
                                                                             ------------                 ------------
EARNINGS PER SHARE - BASIC
         From continuing operations                                           $      .58                   $      .50
         From discontinued operations                                                .16                          .21
                                                                              ----------                   ----------
         Net Income                                                           $      .74                          .71
                                                                              ==========                   ==========
         Shares used in computing basic earnings per share                       833,480                      825,693
                                                                              ==========                   ==========

EARNINGS PER SHARE - DILUTED
         From continuing operations                                           $      .56                   $      .49
         From discontinued operations                                                .15                          .21
                                                                              ----------                   ----------
         Net Income                                                           $      .71                          .70
                                                                              ==========                   ==========
         Shares used in computing diluted earnings per share                     865,244                      841,665
                                                                              ==========                   ==========

The notes to the consolidated financials are an integral part of these statements.

                                                 BUCS FINANCIAL CORP AND SUBSIDIARIES

                                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                            FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                                        Accumulated
                                                                                          Unallocated      Other
                                                                                            Common        Compre-       Total
                                                  Stock        Additional                   Stock         hensive       Stock-
                                     Common     Dividends       Paid-in      Retained       Held by       (Loss)       holders'
                                      Stock   Distributable     Capital      Earnings        ESOP         Income        Equity
                                    -------   --------------  -----------   ----------   -----------    ----------   -----------
Balance at January 1, 2004          $36,459      $ 3,640       $4,117,839   $6,021,020     $(233,352)    $  52,462   $ 9,998,068

Comprehensive income:

   Net income                             -            -                -      589,996             -             -       589,996

   Other comprehensive (loss),
     net of tax - unrealized gains on
     available-for-sale securities        -            -                -            -             -       (43,737)      (43,737)
                                                                                                                     -----------

       Total comprehensive income         -            -                -            -             -             -       546,259
                                                                                                                     -----------

   Stock dividend paid                3,640       (3,640)               -            -             -             -             -

   Cash paid for
       fractional shares                  -            -                -       (1,460)            -             -        (1,460)

   Fair value of ESOP shares
     allocated                            -            -           52,504           -         32,410        -             84,914
                                    -------      -------       ----------   ----------     ---------     ---------   -----------

Balance at December 31, 2004         40,099            -        4,170,343    6,609,556      (200,942)        8,725    10,627,781

   Net income                             -            -                -      610,720             -             -       610,720

   Other comprehensive (loss), net
     of tax - unrealized losses on
     available-for-sale securities        -            -                -            -             -       (29,584)      (29,584)
                                                                                                                     -----------

         Total comprehensive income       -            -                -            -             -             -       581,136
                                                                                                                     -----------

   Stock dividend  paid              40,098            -          993,736   (1,042,556)            -             -        (8,722)

   Stock dividend payable                 -        8,724                -            -             -             -         8,724

   Fair value of ESOP shares
     allocated                            -            -           65,727            -        32,410             -        98,137
                                    -------      -------       ----------   ----------     ---------     ---------   -----------

Balance at December 31, 2005        $80,197      $ 8,724       $5,229,806   $6,177,720     $(168,532)    $ (20,859)  $11,307,056
                                    =======      =======       ==========   ==========     =========     =========   ===========

The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                  2005            2004
                                                             ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                $    610,720    $    589,996
   Reconciliation of net income to net cash provided
     by operating activities:
     Gain on sale of investment securities                              -           5,422
     Gain on sale of loans                                         (6,826)        (28,280)
     Provision for loan losses                                    354,859         293,705
     Non-cash ESOP expense                                         98,137          84,914
     Deferred income taxes                                        (91,541)        (23,638)
     Increase in cash surrender value of life insurance           (80,489)        (87,119)
     Proceeds from sale of loans                                3,522,564       2,267,979
     Origination of loans held for sale                          (758,564)     (1,130,441)
     Gain on discontinued operations                             (131,375)       (176,380)
     Depreciation and amortization                                449,217         562,743
   Effects of changes in operating assets and liabilities:
     Accrued interest receivable                                 (128,615)         32,264
     Prepaid expenses and other assets                           (103,723)        (75,837)
     Accounts payable and other liabilities                       187,700         262,950
                                                             ------------    ------------

         Net cash provided by operating activities              3,922,064       2,578,277
                                                             ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Net increase in loans                                      (20,476,054)    (15,489,821)
   Net increase to interest-bearing deposits
      of other financial institutions                            (364,255)     (4,629,395)
   Proceeds from maturities, redemption and sales
     of securities available-for-sale                           1,651,590      10,936,876
   Proceeds from repayments on securities held-to-maturity      1,631,993       1,882,437
   (Purchases) redemptions of FHLB stock                         (468,600)         25,100
   Proceeds from sale of discontinued operations                  362,915         435,422
   Purchase of property and equipment                            (131,857)       (244,933)
                                                             ------------    ------------

         Net cash used in investing activities                (17,794,268)     (7,084,314)
                                                             ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Allocated fair value of ESOP shares                             98,137          84,914
   Increase/(decrease) in Federal Home Loan Bank of
     Atlanta borrowings                                         8,200,000        (800,000)
   Net increase in deposits                                     6,933,688       4,433,232
   Cash paid for fractional shares of stock dividend                    -          (1,460)
   Repayments of notes payable                                          -         (30,000)
                                                             ------------    ------------

         Net cash provided by financing activities             15,231,825       3,686,686
                                                             ------------    ------------

BUCS Financial Corp and Subsidiaries

For the Years Ended December 31, 2005 and 2004

                                                         2005          2004
                                                    -----------   -----------

NET INCREASE IN CASH
   AND CASH EQUIVALENTS                             $ 1,359,621   $  (819,351)

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                                 886,787     1,706,138
                                                    -----------   -----------

CASH AND CASH EQUIVALENTS
   AT END OF YEAR                                   $ 2,246,408   $   886,787
                                                    ===========   ===========


Supplemental disclosure of cash flow information:
   Cash paid for income taxes                       $   631,405   $   198,400
                                                    ===========   ===========

   Cash paid for interest                           $ 2,604,901   $ 2,174,219
                                                    ===========   ===========


The notes to the consolidated financial statements are an integral part of these statements.

                      BUCS FINANCIAL CORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004




1.      NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Nature of Operations
         --------------------

         BUCS Financial Corp (the "Company" or "Corporation") is a savings and loan holding company that provides its customers with banking services through its wholly-owned subsidiary BUCS Federal Bank (the "Bank"). The Bank offers various loans, deposit to its customers. The Bank's customers include individuals and commercial enterprises throughout central Maryland; emphasizing the areas surrounding its main office and branch locations in Owings Mills and Columbia, Maryland, respectively.

         Principles of Consolidation
         ---------------------------

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform to the classifications made in 2005.

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

         Cash and Cash Equivalents
         -------------------------

         For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. For reporting purposes, assets grouped in the Consolidated Balance Sheets under the captions "Cash and cash equivalents" are considered cash and cash equivalents. Cash and cash equivalents and interest-bearing deposits in other banks have balances that are generally in excess of amounts that would be recoverable under Federal Deposit Corporation ("FDIC") Insurance.

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

         Certain direct origination costs are deferred and amortized as a yield adjustment over the lives of the related loans. The Bank generally does not charge loan origination fees on retail, consumer loans but will frequently charge origination fees on commercial real estate and other commercial loans.

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

         Bank-Owned Life Insurance
         -------------------------

         The Bank is the beneficiary of insurance policies on the lives of officers and some employees of the Bank. The Bank has recognized the cash value amount that could be realized under the insurance policies as an asset in the consolidated balance sheets.

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

         Earnings Per Share
         ------------------

         Basic net earnings per common share is computed by dividing net earnings applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options (Treasury Stock Method). At December 31, 2005 there were 95,586 options outstanding that are considered in the money. Accordingly, such options outstanding had a dilutive effect on earnings per share for the year ended December 31, 2005 of $.03. Earnings per share amounts have given retroactive effect to stock dividends and/or stock splits declared during the year.

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

         No options were granted or vested in 2005 or 2004. Accordingly, no compensation expense has been recognized and pro forma net income, basic earnings per share, and diluted earnings per share as determined under APB No. 25 are unchanged from the respective values disclosed in the consolidated financials for 2005 and 2004.

         Advertising Costs
         -----------------

         Advertising  and  marketing  costs are expensed as incurred and for the
years  ended  December  31,  2005  and  2004  totaled   $317,966  and  $245,700,
respectively.

         Discontinued Operations and Assets Held for Sale
         ------------------------------------------------

         The Company entered into a definitive agreement to sell the intangible assets and goodwill of its wholly-owned subsidiary, Armor Insurance Group, Inc., on September 30, 2004.

         The Company realized cash proceeds for this sale of $709,944 on October 1, 2004. These proceeds resulted in a before tax gain on sale of $274,095 and tax-adjusted gain on sale of approximately $168,240. In 2005 the Company realized additional cash proceeds on the sale of such intangible assets and goodwill of $307,201 resulting in a before tax gain on sale of $307,201 and tax-adjusted gain on sale of approximately $188,565 in 2005. The Company also liquidated all tangible assets, furniture, equipment, and buildings, of the discontinued operation that carried a book value of approximately $327,000 at December 31, 2004. A before tax gain on sale was realized in 2005 on the sale of these tangible assets in the amount of $31,227. The 2005 approximate tax-adjusted gain on sale of the tangible assets was $19,167. Overhead expenses net of income tax expense of $ 124,088 was incurred in 2005 resulting in 2005 before tax net income from the discontinued component of $214,339 and 2005 tax-adjusted net income from the discontinued component of $ 131,375.

2. RECENT ACCOUNTING PRONOUNCEMENTS

         SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 establishes, unless impractical, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impractical to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

         SFAS No. 123, "Share-Based Payment (Revised 2004)." SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. SFAS 123R was to be effective for the Company on July 1, 2005; however, the required implementation date was delayed until January 1, 2006. The Company does not expect SFAS 123R will significantly impact its financial statements upon its adoption on January 1, 2006.

         SFAS 153, "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions". In December 2004, the FASB issued SFAS 153. This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operation, or liquidity.

Financial Accounting Standards Board Staff Positions

         FASB Staff Position (FSP) No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force
(EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. The Company does not expect FSP 115-1 will significantly impact its financial statements upon its adoption on January 1, 2006.

American Institute of Certified Public Accountants Statements of Position
         SOP No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree's allowance for loan losses is typically added to the acquirer's allowance for loan losses. The adoption of SOP 03-3 on January 1, 2005 did not have a material impact on the Company's financial statements.

3. INVESTMENT SECURITIES

         The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                                 Gross        Gross      Estimated
                                                 Amortized    Unrealized    Unrealized     Fair
                                                   Cost          Gain         Losses       Value
                                               -----------   -----------   -----------   -----------
December 31, 2005:
   Investment securities available-for-sale:
     Obligations of U.S. Government agencies   $ 1,000,000   $         -   $    19,974   $   980,026
     Mortgage-backed securities                  3,255,007        11,406        25,415     3,240,998
                                               -----------   -----------   -----------   -----------
                                                 4,255,007        11,406        45,389     4,221,024
                                               -----------   -----------   -----------   -----------
   Investment securities held-to-maturity:
     Collateralized mortgage obligations            90,558            27           326        90,259
     Mortgage-backed securities                  7,533,229             -       314,996     7,218,234
                                               -----------   -----------   -----------   -----------
                                                 7,623,787            27       315,322     7,308,493
                                               -----------   -----------   -----------   -----------

                                               $11,878,794   $    11,433   $   360,711   $11,529,517
                                               ===========   ===========   ===========   ===========

December 31, 2004:
   Investment securities available-for-sale:
     Obligations of U.S. Government agencies   $ 1,000,000   $         -   $     9,626   $   990,374
     Mortgage-backed securities                  4,914,705        29,868         6,027     4,938,546
                                               -----------   -----------   -----------   -----------
                                                 5,914,705        29,868        15,653     5,928,920
                                               -----------   -----------   -----------   -----------
   Investment securities held-to-maturity:
     Collateralized mortgage obligations           203,170         1,078             -       204,248
     Mortgage-backed securities                  9,082,712             -       112,014     8,970,698
                                               -----------   -----------   -----------   -----------
                                                 9,285,882         1,078       112,014     9,174,946
                                               -----------   -----------   -----------   -----------

                                               $15,200,587   $    30,946   $   127,667   $15,103,866
                                               ===========   ===========   ===========   ===========

         The amortized cost and estimated fair values of investment securities by contractual maturity date at December 31, 2005 are as follows:

                                                                 Estimated
                                                   Amortized       Fair
                                                     Cost          Value
                                                  -----------   -----------
Investment securities available-for-sale:
   Within one year                                $         -   $         -
   1 -  5 years                                     1,123,008     1,103,451
   6 - 10 years                                       435,894       422,418
   After 10 years                                   2,696,105     2,695,155

Investment securities held-to-maturity:
   Within one year                                     11,872        11,899
   1 -  5 years                                        78,686        78,360
   6 - 10 years                                             -             -
   After 10 years                                   7,533,229     7,218,234
                                                  -----------   -----------

         Totals                                   $11,878,794   $11,529,517
                                                  ===========   ===========

         Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

         Investment securities with an amortized cost of $8,476,412 and an estimated fair value of $8,204,780 have been pledged as collateral for credit extended by the FHLB at December 31, 2005.

         The gross realized gains and losses on available for sale securities for the years ended December 31, 2005 and 2004 are as follows:

                                                       2005                           2004
                                             ------------------------        -----------------------

                                               Gross         Gross             Gross        Gross
                                             Realized       Realized         Realized      Realized
                                               Gains         Losses            Gains         Losses
                                             --------       --------         ---------     ---------

         Securities available-for-sale       $      -       $      -          $69,513       $74,935
                                             ========       ========          =======       =======

         Proceeds from sales of securities available-for-sale amounted to $0 and $6,647,681 for the years ended December 31, 2005 and 2004, respectively.

         Net unrealized holding losses on available-for-sale securities that have been included in accumulated other comprehensive income amounted to $33,983 and $43,737 for the years ended December 31, 2005 and 2004, respectively. The amount of losses reclassified out of accumulated other comprehensive income amounted to $0 and $(5,422) for the years ended December 31, 2005 and 2004, respectively.

         Gross unrealized losses and fair value by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2005 are as follows:

                                                                   Continuous Unrealized
                                                                    Losses Existing for
                                                               -----------------------------             Total
                                                                Less than         More than           Unrealized
               Available-for-Sale            Fair Value         12 Months         12 Months              Losses
               ------------------           ----------          ---------         ---------           ----------
     U. S. Agency                          $   980,026            $     -          $ 19,974             $ 19,975
     Mortgage-backed securities              3,240,999             20,985             4,429               25,414
                                           -----------            -------          --------             --------

                                           $ 4,221,025            $20,985          $ 24,403             $ 45,389
                                           ===========            =======          ========             ========

                                                                   Continuous Unrealized
                                                                    Losses Existing for
                                                               -----------------------------              Total
                                                                Less than          More than           Unrealized
               Held-to-Maturity             Fair Value          12 Months          12 Months             Losses
               ----------------             ----------          ---------          ---------           ------------
     Collateralized mortgage obligations   $    90,259        $       326         $        -            $    326
     Mortgage-backed securities              7,218,234                  -            314,996             314,996
                                           -----------        -----------         ----------            --------

                                           $ 7,308,493        $       326         $  314,996            $315,322
                                           ===========        ===========         ==========            ========

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

         At December 31, 2005, eleven debt securities have unrealized losses with aggregate depreciation of 3.69% from the Company's amortized cost basis. These losses relate principally to market changes in interest rates since the original purchase. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale and held-to-maturity portfolio are temporary.

4. LOANS RECEIVABLE

         Loans receivable consist of the following at December 31:

                                                         2005           2004
                                                    ------------   ------------
       Categories:
         Mortgage loans:
           Residential:
             Permanent 1 - 4 single family          $ 19,628,425   $ 20,351,675
             Land                                          2,082          2,978
             Commercial                               24,234,811      9,116,932
         Consumer loans:
           Home equity loans                          38,239,422     32,141,332
           Secured loans                              18,900,252     20,414,641
           Other                                       3,383,821      3,804,507
         Commercial                                    4,358,025      5,528,692
                                                    ------------   ------------
                 Total loans                         108,746,838     91,360,757
         Net deferred loan costs                         564,724        536,807
                                                    ------------   ------------
                                                     109,311,562     91,897,564
         Less allowance for loan losses                  732,315        682,339
                                                    ------------   ------------

                 Loans receivable, net              $108,579,247   $ 91,215,225
                                                    ============   ============

         Loans aggregating $56,108,340 and $52,076,306 have been pledged to the FHLB as collateral for credit extended by the FHLB for short-term borrowings at December 31, 2005 and 2004, respectively.

         Nonperforming loans amounted to $114,894 and $97,609 as of December 31, 2005 and 2004, respectively. The amount of interest income that would have been recorded on loans in nonaccrual status as of December 31, 2005 and 2004, had such loans performed in accordance with their terms, was $5,121 and $4,263, respectively.

         The allowance for loan losses activity for the years ending December 31, is as follows:

                                                2005                2004
                                               --------           --------

         Balance at beginning of year          $682,339          $ 630,702
         Provision for loan losses              354,859            293,705
         Recoveries                              64,301             58,399
         Loan loss write-offs                  (369,184)          (300,467)
                                               --------           --------

         Balance at end of year                $732,315           $682,339
                                               ========           ========

     Impairment of loans having recorded investments of $114,894 and $97,609 at December 31, 2005 and 2004, respectively, has been recognized in conformity with SFAS No. 114 as amended by SFAS No. 118. The average recorded investments in impaired loans during 2005 and 2004 approximate $292,000 and $102,000, respectively. Interest income on impaired loans of approximately $1,675 and $2,400 was recognized for cash payments received in the years ended December 31, 2005 and 2004, respectively. The Bank is not committed to lend additional funds to debtors whose loans have been modified. The valuation allowance for impaired loans was $58,536 and $97,609 at December 31, 2005 and 2004, respectively.

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

                                                          2005            2004
                                                       ----------        --------
         Balance at beginning of year                   $ 941,021        $817,744
         Balance of newly installed board members         373,933         -
         Additional borrowings                            235,659         250,771
         Repayments                                      (214,714)       (127,494)
                                                       ----------        --------

         Balance at end of year                        $1,335,899        $941,021
                                                       ==========        ========

5. PROPERTY AND EQUIPMENT

         Property  and  equipment  at  December  31  are   summarized  by  major
classifications as follows:

                                                        2005             2004
                                                     ----------       ----------

         Building                                    $1,873,462       $1,873,462
         Leasehold improvements                         767,539          747,961
         Furniture, fixtures and equipment            2,290,096        2,179,135
                                                     ----------       ----------
                                                      4,931,097        4,800,558
           Less accumulated depreciation              2,136,290        1,726,603
                                                     ----------       ----------
                                                      2,794,807        3,073,955
         Land                                         1,042,994        1,042,994
                                                     ----------       ----------

                                                     $3,837,801       $4,116,949
                                                     ==========       ==========

         Depreciation expense totaled $411,005 and $447,220 for the years ended December 31, 2005 and 2004, respectively.

         The Bank occupies a branch banking facility in Columbia, Maryland and has prepaid ten years of rent totaling $327,218 for the period July 1, 1999 to June 30, 2009. BUCS Federal has the option to extend the lease for three 5-year periods at a rent to be determined. Occupancy expense is charged $2,750 per month for rent and amortization of the $327,218 of the prepaid amount.

6.   DEPOSITS

         Deposits at December 31, 2005 and 2004 were as follows:

                                                                   2005               2004
                                                               --------------     -------------
         Checking                                                $14,969,815        $14,191,039
         Regular savings                                          24,845,654         27,551,990
         Money markets                                            29,307,778         19,388,381
         IRA's floating rate                                       2,863,004          2,383,238
         Certificate of deposits (including IRA CDs)              23,567,992         25,105,907
                                                                 -----------        -----------

                                                                 $95,554,243        $88,620,555
                                                                 ===========        ===========


         Scheduled maturities of certificate of deposits are as follows:

                                                                    December 31,
                                                                        2005
                                                                    -----------
                            2006                                     $9,098,803
                            2007                                      9,145,966
                            2008                                      3,549,728
                            2009                                        867,964
                            2010                                        905,531
                                                                    -----------
                                                                    $23,567,992
                                                                    ===========

         Officers' and directors' savings accounts amounted to approximately $1,556,000 and $1,498,000 at December 31, 2005 and 2004, respectively.

         The Bank offers an indexed certificate of deposit product in which the returns to investors are based upon an equity index. In order to effectively limit the loss exposure associated with this product the Bank has entered into hedging transactions which limit the Bank's exposure. As a result of these hedges the Bank will not pay more than the market rate of interest paid on similar term, fixed rate certificate of deposit products. As of December 31, 2005 these indexed products totaled $1,387,346.

         Deposits over $100,000  approximated  $19,249,144  and  $25,232,440  at
December 31, 2005 and 2004, respectively.

7. BORROWED FUNDS

         Borrowings consist of FHLB advances at December 31, 2005 and 2004 and are summarized as follows:

                                          2005                              2004
                               -----------------------------   ------------------------------
                                                  Weighted                          Weighted
                                                  Average                           Average
                                                  Interest                          Interest
                                 Amount             Rate            Amount            Rate
                               ----------       ------------   ------------       -----------

         Less than one year    $18,800,000         4.31%           $8,800,000        2.20%
         One to two years        2,400,000         3.18             1,800,000        2.66
         Two to three years      5,000,000         3.91             2,400,000        3.18
         Three to four years             -            -             5,000,000        3.91
         Four to five years              -            -                     -           -
         Thereafter              1,500,000         4.79             1,500,000        4.79
                               -----------                      -------------

                               $27,700,000         4.17%          $19,500,000        3.00%
                               ===========                        ===========

         The Company has $17,000,000 in adjustable rate advances and $10,700,000 in fixed rate advances from the FHLB at December 31, 2005. As of December 31, 2005, the Company's adjustable rate FHLB advances include $1,500,000 of advances with a scheduled maturity in 2011. The FHLB under certain circumstances, has a one time call provision in 2006 related to these advances.

         At December 31, 2005, the Company had line of credit commitments with the FHLB totaling $34,500,000 of which $27,700,000 was advanced and $6,800,000 was available.

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

      The interest rate on the Capital Securities and Junior Subordinated Debt is fixed at 6.65% until April 7, 2008. The interest rate resets quarterly after April 7, 2008 to LIBOR plus 3.25%. The interest rate at December 31, 2005 was 6.65%. The proceeds were used for general corporate purposes, including in part to fund the purchase of mortgage-backed securities in connection with a leverage strategy.

9. INCOME TAXES

         Income tax expense for the years ended December 31, consisted of the following:

                                                                                   2005                  2004
                                                                                 --------              --------
         Current income taxes:
           Federal                                                               $380,710              $277,047
           State                                                                   84,281                80,027
                                                                                 --------              --------
                                                                                  464,991               357,074
                                                                                 --------              --------

         Deferred income taxes:
           Federal                                                                (74,949)              (19,354)
           State                                                                  (16,592)               (4,284)
                                                                                 --------              --------
                                                                                  (91,541)              (23,638)
                                                                                 --------              --------

               Total income tax expense                                          $373,450              $333,436
                                                                                 ========              ========

         Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities, shown as the sum of the appropriate tax effect for each significant type of temporary difference, are presented below for the years ended December 31:

                                                                                   2005                   2004
                                                                                 --------               -------
         Deferred tax assets:
           Deferred compensation                                                 $ 47,196              $ 34,217
           Allowance for loan losses                                              153,800               134,499
                                                                                 --------               -------

               Gross deferred tax assets                                          200,996               168,716
                                                                                 --------               -------

         Deferred tax liabilities:
           Deferred loan costs                                                    159,033               149,720
           Depreciation                                                            30,140                98,714
           Other                                                                    4,623                 4,623
                                                                                 --------               -------

               Gross deferred tax liabilities                                     193,796               253,057
                                                                                 --------               -------

         Net deferred taxes from operations                                        (7,200)               84,341
         Unrealized (losses) gains on available-for-sale securities               (13,124)                5,490
                                                                                 --------               -------

               Net deferred tax (asset) liability                                $(20,325)              $89,831
                                                                                 ========               =======

         A two-year reconciliation of the difference between the statutory federal income tax rate and the effective tax rate for the Company is as follows:

                                                                                   2005                  2004
                                                                                   ----                  ----

         Federal income tax rate                                                   34.0%                 34.0%
         Increase (decrease) resulting from:
           State income taxes, net of federal income tax benefit                    4.6                   4.6
           Other                                                                    (.9)                 (2.7)
                                                                                   ----                  ----

               Effective tax rate                                                  37.7%                 35.9%
                                                                                   ====                  ====

10. EMPLOYEE BENEFIT PLANS


         401(k) Plan
         -----------

         The Bank has a 401(k) plan for all eligible employees. The contribution to the plan is a fixed percentage of the participants' compensation. The cost of the plan for the years ended December 31, 2005 and 2004 approximated $78,746 and $74,000, respectively.

         Deferred Compensation Plan
         --------------------------

         The Company has entered into a deferred compensation agreement with its Chief Executive Officer. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreement until the full eligibility date of the participant. The expense incurred for this plan for the years ended December 31, 2005 and 2004 was $47,197 and $34,217, respectively. The Company is a beneficiary of life insurance policies, with an aggregate cash surrender value of $2,213,018 at December 31, 2005, that was purchased as a method of partially financing benefits under this plan.

         Employee Stock Ownership Plan
         -----------------------------

         The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers all employees who work twenty or more hours per week. The Company makes annual contributions to the ESOP equal to the ESOP's debt service. ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share
(EPS) computations. ESOP compensation expense was $98,137 and $84,914 for the years ended December 31, 2005 and 2004, respectively. The ESOP shares for the year ended December 31, 2005 were as follows:

               Allocated shares                            27,094
               Shares released for allocation               7,130
               Unreleased shares                           37,076
                                                           ------
                   Total ESOP shares                       71,300
                                                           ======

         Fair value of unreleased shares at December 31, 2005 was $509,795.

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

         Information with respect to stock options is as follows for the year ended December 31, 2005 and 2004:

                                                            2005                        2004
                                                   ------------------------     -----------------------
                                                                 Weighted                     Weighted
                                                                 Average                      Average
                                                      Number     Exercise        Number       Exercise
                                                     of Shares    Price         of Shares       Price
                                                     ---------   ----------     ---------    ----------
         Outstanding at beginning of year              95,586       $ 9.18         95,586       $ 9.18
         Granted                                            -          .00              -          .00
         Exercised                                          -          .00              -          .00
         Forfeited/cancelled                                -          .00              -          .00
                                                       ------       ------         ------       ------

         Outstanding at end of year                    95,586       $ 9.18         95,586       $ 9.18
                                                       ======       ======         ======       ======

         Options outstanding are summarized as follows at December 31, 2005:

                      Options Outstanding and Exercisable
               --------------------------------------------------
                                                      Weighted
                                                       Average
                                                      Remaining
                                                     Contractual
                Exercise                                (Years)
                  Price             Shares                 Life
                -----------         ------           ------------

                 $ 8.73               24,926               6.3
                 $ 9.34               70,660               7.7
                                      ------
                                      95,586

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes as of December 31, 2005, that the Bank meets all capital adequacy requirements to which they are subject.

         As of December 31, 2005, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

         Actual capital amounts and ratios for the Bank are presented in the table below:

                                                                                                        To be
                                                                                                   Well Capitalized
                                                                                                     Under Prompt
                                                                             For Capital           Corrective Action
                                                   Actual                Adequacy Purposes             Provision
                                          ----------------------      -----------------------    ---------------------
                                            Amount        Ratio          Amount        Ratio        Amount       Ratio
                                          -----------     -----        ----------      -----      ----------     -----
As of December 31, 2005:
Total capital (to risk-weighted assets)   $11,527,000      10.5%       $8,819,840       8.0%     $11,024,800      10.0%
  Tier 1 capital (to risk-weighted assets) 11,548,000      10.5         4,409,920       4.0        6,614,880       6.0
  Tier 1 capital (to average assets)       11,548,000       8.9         5,172,400       4.0        6,465,500       5.0

                                                                                                        To be
                                                                                                   Well Capitalized
                                                                                                     Under Prompt
                                                                             For Capital           Corrective Action
                                                   Actual                Adequacy Purposes             Provision
                                          ----------------------      -----------------------    ---------------------
                                            Amount        Ratio          Amount        Ratio        Amount       Ratio
                                          -----------     -----        ----------      -----      ----------     -----
As of December 31, 2004:
Total capital (to risk-weighted assets)   $10,962,000      11.9%       $7,339,760       8.0%      $9,174,700      10.0%
  Tier 1 capital (to risk-weighted assets) 10,954,000      11.9         3,669,880       4.0        5,504,820       6.0
  Tier 1 capital (to average assets)       10,954,000       9.0         4,891,720       4.0        6,114,650       5.0


         The following is a reconciliation of capital computed under accounting principles generally accepted in the United States of America to regulatory capital at December 31, 2005:

                                                        GAAP            Tangible           Core             Total
                                                       Capital           Capital          Capital          Capital
                                                     -----------       -----------      -----------      -----------
GAAP capital                                         $11,546,608       $11,546,608      $11,546,608      $11,546,608
                                                     ===========

Additional capital items - general
  valuation allowance                                                            -                -          659,210
                                                                       -----------      -----------      -----------

Regulatory capital - computed                                          $11,546,608      $11,546,608      $12,205,818
                                                                       ===========      ===========      ===========

           The  following  is  a   reconciliation   of  capital  computed  under
accounting principles generally accepted in the United States to regulatory capital at December 31, 2004:

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

         Bank-owned Life Insurance
         -------------------------

         The carrying amount of bank-owned life insurance policies is equivalent to the actual cash surrender value of the insurance policies purchased by the Company.

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

The estimated fair values of the Bank's financial instruments as of December 31, are as follows:

                                                              2005                                  2004
                                                   -------------------------------        ----------------------------
                                                                      Estimated                             Estimated
                                                    Carrying            Fair               Carrying            Fair
                                                     Amount             Value                Amount            Value
                                                   ------------       ------------        -----------      -----------
       Financial assets:
         Cash and cash equivalents                 $  9,020,383       $  9,020,383        $ 7,296,507      $ 7,296,507
         Investment securities                       11,844,811         11,529,517         15,214,802       15,103,866
         Loans   receivable                         108,579,247        107,228,000         91,215,225       90,118,000
         Investment in FHLB stock                     1,583,500          1,583,500          1,114,900        1,114,900
         Bank-owned life insurance                    2,213,018          2,213,018          2,132,529        2,132,529

       Financial liabilities:
         Deposits                                    95,554,243         95,830,000         88,620,555       88,664,865
         Borrowed funds                              27,700,000         27,573,000         19,500,000       19,565,000

       Off-Balance Sheet Financial Assets:

                                                             2005                                  2004
                                                  -----------------------------       -----------------------------
                                                                                        Estimated
                                                  Estimated         Estimated           Contract        Estimated
                                                   Amount           Fair Value           Amount         Fair Value
                                                 -----------        -----------        -----------      -----------
       Commitments to extend credit              $30,952,435        $30,952,435        $23,323,000      $23,323,000
       Commercial Letters of Credit                  200,000            200,000          -               -

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

           Loan and credit line commitments, totaled $30,952,435 at December 31, 2005 and $23,323,000 at December 31, 2004. These commitments are contingent upon continuing customer compliance with the terms of the agreement.

           Variable rate loan commitments were at current market rates ranging from 6.25% to 8.25% for December 31, 2005.


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

           In November 2002 the Company entered into an agreement to sublease additional administrative and banking facility space in Owings Mills from CareFirst with an initial term through November 30, 2009. The Bank is required to pay $19,669 per annum under the sublease during the term of the agreement.

15. PARENT COMPANY FINANCIAL STATEMENTS

           Condensed financial information for BUCS Financial Corp (parent company only) is as follows:

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 2005 AND 2004

                                     ASSETS
                                                                                  2005                    2004
                                                                               -----------             -----------
Cash                                                                           $ 2,165,090             $ 1,325,666
Investment in subsidiaries                                                      11,546,608              11,953,393
Notes receivable                                                                   200,942                 233,352
Other                                                                              643,778                 363,924
                                                                               -----------             -----------

         Total assets                                                          $14,556,418             $13,876,335
                                                                               ===========             ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Other                                                                       $    47,612             $    47,612
   Long-term notes payable                                                       3,000,000               3,000,000
                                                                               -----------             -----------

         Total liabilities                                                       3,047,612               3,047,612
                                                                               -----------             -----------

Stockholders' equity:
   Common stock                                                                     80,197                  40,099
   Stock dividend distributable                                                      8,724                       -
   Additional paid-in capital                                                    5,229,806               4,170,343
   Retained earnings                                                             6,210,938               6,609,556
   Accumulated other comprehensive (loss) income                                   (20,859)                  8,725
                                                                               -----------             -----------

           Total stockholders' equity                                           11,508,806              10,828,723
                                                                               -----------             -----------

           Total liabilities and stockholders' equity                          $14,556,418             $13,876,335
                                                                               ===========             ===========


                       CONDENSED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                    2005                    2004
                                                                                  --------                --------

Interest income                                                                 $   61,679               $  22,519
Management Fee income                                                              132,500                       -
Operating expenses                                                                 251,295                 270,897
                                                                                  --------                --------
Loss before income tax benefit and equity
   in undistributed income of subsidiaries                                         (57,116)               (248,378)
Income tax benefit                                                                 (21,821)               (105,134)
                                                                                  --------                --------

Loss before income in undistributed income of subsidiaries                         (35,295)               (143,244)
Equity in undistributed income of subsidiaries                                     646,015                 733,240
                                                                                  --------                --------

Net income                                                                        $610,720                $589,996
                                                                                  ========                ========

                       CONDENSED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004


                                                                     2005           2004
                                                                 -----------    -----------
Cash flows from operating activities:
   Net income                                                    $   610,720    $   589,996
   Adjustments to reconcile net income to net cash
     provided by operating activities:
   Equity in undistributed income of subsidiaries                   (646,015)      (733,240)
   Net decrease (incresae) in other assets                               410        (12,829)
   Net increase in other liabilities                                       -              -
                                                                 -----------    -----------

           Net cash used in operating activities                     (34,885)      (156,073)
                                                                 -----------    -----------

Cash flows from investing activities:
   Investment in subsidiaries                                              -              -
   Proceeds from notes receivable                                     32,410         32,410
                                                                 -----------    -----------

           Net cash provided by investing activities                  32,410         32,410
                                                                 -----------    -----------

Cash flows from financing activities:
   Net proceeds from sale of subsidiary                              841,899              -
   Cash paid for fractional shares of stock dividend                       -         (1,461)
                                                                 -----------    -----------


           Net cash provided by (used in) financing activities       841,899         (1,461)
                                                                 -----------    -----------

NET INCREASE (DECREASE) IN CASH                                      839,424       (125,134)
CASH AT BEGINNING OF YEAR                                          1,325,666      1,450,800
                                                                 -----------    -----------

CASH AT END OF YEAR                                              $ 2,165,090    $ 1,325,666
                                                                 ===========    ===========

                                        Corporate Information

                                         BUCS Financial Corp
                                 10455 Mill Run Circle, P.O. Box 625
                                       Owings Mills, MD 21117
                                           (410) 998-5304

                                         BUCS Federal Bank
10455 Mill Run Circle                    10802 Red Run Blvd              8801 Columbia 100 Parkway
Owings Mills, MD 21117                 Owings Mills, MD 21117            Columbia, MD  21045

                                        8820 Snowden River Pkwy
                                          Columbia, MD 21045


                                           BOARD OF DIRECTORS
                                        Allen S. Maier, Chairman
                                   Joseph D. Pescrille, Vice Chairman
                                         Brian J. Bowers, Treasurer
                                      M. Robin Copeland, Secretary
                                  Herbert J. Moltzan, President & CEO
                                            Thomas K. Markel
                                           A. Virginia Wampler
                                               Harry Fox
                                               Peg Ohrt
                                              Dale Summers
                                            Joseph Mezzanotte
                                            Gregory A. Devou

                                        BANK EXECUTIVE OFFICERS

Herbert J. Moltzan                         James E. Shinsky                    Debra  J. Vinson
 President & CEO                         Senior Vice President               Senior Vice President

             William H. Howard                                  Matthew Ford
             Senior Vice President                      Senior Vice President & CFO

                                                                       Independent Registered Public
Local Counsel                                                          Accounting Firm
Gordon, Feinblatt, Rothman, Hoffberger, & Hollander, LLC               Stegman & Company
233 E. Redwood St.                                                     405 E. Joppa Rd., Ste. 100
Baltimore, MD  21202                                                   Baltimore, MD  21286

Special Counsel                                                        Transfer Agent and Registrar
Malizia Spidi & Fisch, PC                                              Registrar & Transfer
901 New York Ave., N.W., Ste. 210 E.                                   10 Commerce Dr.
Washington, DC  20001                                                  Cranford, NJ  07016


The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Herbert J. Moltzan, President & CEO, at the Company's Red Run Blvd. Office. The Annual Meeting of Stockholders will be held on April 26, 2006 at 5:00 PM at the BUCS Federal Bank Offices, 10802 Red Run Blvd., Owings Mills, MD 21117.